As filed with the Securities and Exchange Commission on October 4, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

HOME INNS & HOTELS MANAGEMENT INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7011	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 400 Tian Yao Qiao Road

Shanghai 200030, People’s Republic of China

+(8621) 6486-1818

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +(852) 2522-7886	Leiming Chen, Esq. Simpson Thacher & Bartlett LLP 7th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +(852) 2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)		Amount of registration fee
Ordinary shares, par value US$0.005 per share (2)(3)	US$	80,000,000	US$	8,616

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333- ). Each American depositary share represents ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated             , 2006

             American Depositary Shares

Home Inns & Hotels Management Inc.

Representing              Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Home Inns & Hotels Management Inc., or Home Inns. Home Inns is offering              ADSs, and the selling shareholders disclosed in this prospectus are offering an additional              ADSs. Each ADS represents              ordinary share[s]. The ADSs are evidenced by American depositary receipts, or ADRs. Home Inns will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Prior to this offering, there has been no public market for the ADSs or the shares. We anticipate the initial public offering price will be between US$             and US$             per ADS. We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “HMIN.”

The underwriters have an option to purchase up to an additional              ADSs from Home Inns and an additional              ADSs from the selling shareholders at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

See “Risk Factors” beginning on page 13 to read about risks you should consider before buying the ADSs.

	Initial public offering price	Underwriting discounts and commissions	Proceeds, before expenses, to Home Inns	Proceeds, before expenses, to the selling shareholders

Per ADS	US$	US$	US$	US$

Total	US$	US$	US$	US$

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on             , 2006.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Merrill Lynch & Co.

Deutsche Bank Securities

The date of this prospectus is             , 2006

A Leading Economy Hotel Chain in China

- A market leader with strong brand recognition
- 82 hotels in operation in 26 cities as of June 30, 2006
- Approximately 130,000 active and loyal members in Home Inns membership network

Tianjin
Beijing
Qingdao
Shanghai
Suzhou
Chengdu
如家快捷酒店
Shenyang
Dalian
Shijiazhuang
Qingdao
Zhengzhou
Nantong
Jiangyin
Wuxi
Shanghai
Suzhou
Hefei
Hangzhou
Shaoxing
Ningbo
Chengdu
Chongqing
Wuhan
Fuzhou
Xiamen
Guangzhou
Shenzhen
Zhuhai

2003
4 Cities
10 Hotels

2004
8 Cities
26 Hotels

2005
22 Cities
68 Hotels

June 30, 2006
26 Cities
82 Hotels

Different Cities... The Same Home

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of the date of this prospectus.

Through and including             , 2006 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Home Inns & Hotels Management Inc.

Our Company

We are a leading economy hotel chain in China based on the number of our hotels and the number of our hotel rooms as well as the geographic coverage of our hotel chain. We develop and operate economy hotels across China under our award-winning “Home Inn” brand. Since we commenced operations in 2002, we have become one of the best-known economy hotel brands in China. We offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging.

We have achieved our growth by utilizing two business models. We either lease real estate properties on which we develop and operate hotels or we franchise our brand to hotel owners and manage these hotel properties. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” As of June 30, 2006, our Home Inns hotel chain consisted of 63 leased-and-operated hotels in operation with an additional 33 leased-and-operated hotels under development, and 19 franchised-and-managed hotels in operation with an additional 24 franchised-and-managed hotels under development, covering 40 cities in China. We have received many awards and accolades for our innovative, consistent and high-quality product and services across our hotel chain, including the “2006 Leading Brand in Economy Hotels in China” from the China Hotel Association and the “Golden Pillow Award” for best brand in economy hotels in China in 2006 from the 21st Century Business Herald, a nationwide economic journal in China.

We have experienced substantial growth while maintaining profitability since 2003. Our Home Inns hotels in operation grew rapidly from 10 hotels in four cities as of the end of 2003 to 68 hotels in 22 cities as of the end of 2005, and our net income grew from RMB1.5 million in 2003 to RMB20.9 million (US$2.6 million) in 2005. In the six months ended June 30, 2006, we generated total revenues of RMB249.1 million (US$31.2 million) and net income of RMB27.2 million (US$3.4 million).

Industry Background

China’s lodging industry has expanded rapidly as a result of the substantial growth of the Chinese economy over the past several years. According to Euromonitor International, or Euromonitor, total sales in China’s lodging industry grew from RMB190 billion in 1999 to RMB264 billion in 2004.

While China’s lodging industry continues to grow, it remains highly fragmented. According to Euromonitor, hotels accounted for only approximately 5% of total lodging outlets in China in 2004, with the remainder being guesthouses and other privately owned lodging outlets. Within the hotel sector of the lodging industry, the top ten brands accounted for an approximate 6% market share in 2004 in terms of sales.

Economy hotel chains have emerged and expanded in China in recent years to primarily target value-conscious individual business and leisure travelers. The growth in demand for economy hotel chains in China is being driven by both general factors, such as the growth of the Chinese economy and the growth of China’s travel and lodging industry, as well as more specific factors, such as a rapid increase in the number of small-to medium-sized enterprises, or SMEs, the growth of domestic tourism, the expansion of urban business centers and the fragmentation of the lodging industry.

We believe the economy hotel market in China is still at an early stage of development. There are significant growth opportunities for economy hotel operators to develop new properties and convert existing lodging facilities. Competitiveness of an economy hotel chain is determined by the hotel chain’s ability to provide a consistent product, high-quality services, an efficient reservation system and effective sales channels, as well as the its brand-name recognition and geographic coverage. We believe economy hotel chains that have established a reputable brand and a nationwide network, such as our Home Inns hotel chain, are well-positioned to capture the opportunities presented by the continuing growth of the economy hotel market in China.

Our Strengths, Strategies and Challenges

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	scale and leadership in the economy hotel market in China as measured by the number of our hotels and the number of our hotel rooms as well as the geographic coverage of our hotel chain;

•	innovative, distinctive and consistent product;

•	outstanding track record as evidenced by our ability to rapidly expand our hotel chain from ten hotels operating in four cities as of the end of 2003 to 82 hotels operating in 26 cities as of June 30, 2006 while having maintained profitability since 2003;

•	efficient and integrated operational infrastructure and information systems; and

•	experienced management team and motivated staff.

Our goal is to become the leading economy hotel chain in China. We intend to achieve our goal by pursuing the following growth strategies:

•	expand geographical coverage to capitalize on our early-mover advantage;

•	increase penetration in existing markets;

•	continue to build brand awareness and customer loyalty;

•	increase our revenue per available room, or RevPAR, by optimizing customer channel mix and maximizing room rate growth; and

•	further enhance our information and operational systems and human resources management.

The successful execution of our strategies is subject to certain risks and uncertainties, including:

•	risks associated with our limited operating history;

•	uncertainties associated with our ability to continue our growth while maintaining our profitability;

•	uncertainties associated with our ability to fund working capital needs as we have incurred a working capital deficit resulting primarily from payables relating to the cost of leasehold improvements;

•	uncertainties in our ability to expand our operations while maintaining the consistent quality of our product and enhancing profitability;

•	uncertainties in our ability to respond to competitive pressures; and

•	uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, natural disasters or outbreaks of serious contagious diseases in markets where we have a presence.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Corporate Information

We incorporated Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, in May 2001 and commenced operations in July 2002 through Home Inns & Hotels Management (Beijing) Co, Ltd., or Home Inns Beijing, a company established in China, and its subsidiaries and affiliates. In May 2006, we established a holding company, Home Inns & Hotels Management Inc., under the laws of the Cayman Islands in preparation for this offering.

Our principal executive offices are located at No. 400 Tian Yao Qiao Road, Shanghai 200030, People’s Republic of China. Our telephone number at this address is +(8621) 6486-1818. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, P.O Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. In addition, we have two branch offices in China. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is http://www.homeinns.com. The information contained on our website is not a part of this prospectus.

Corporate Structure and History

The following diagram illustrates our corporate structure, the place of formation and the ownership interests of our subsidiaries as of September 30, 2006.

*	Home Inns Shanghai owns 75% of one joint venture, 70% of another joint venture and 51% of each of the other three joint ventures.

Home Inns Hong Kong was incorporated in Hong Kong in May 2001 by its individual founders and Ctrip.com International, Ltd., or Ctrip, a leading China-based travel consolidator. Through a series of transactions, Ctrip disposed of all of its ownership interest in Home Inns Hong Kong in August 2003 to focus on its core business of travel consolidation and to prepare for its initial public offering, which was completed in December 2003.

In April 2002, Home Inns Hong Kong and Beijing Capital Travel International Hotel Group Co., Ltd., or Beijing Capital Travel, entered into a joint venture agreement to form Home Inns Beijing to operate branded economy hotels in China. Beijing Capital Travel is a subsidiary of Beijing Tourism Group, or BTG. Home Inns Hong Kong and BTG owned 55% and 45%, respectively, of Home Inns Beijing when it commenced operations in July 2002. Subsequently, Home Inns Hong Kong gradually increased its ownership interest in Home Inns Beijing by contributing additional funds to the registered capital of Home Inns Beijing. Home Inns Hong Kong’s ownership interest in Home Inns Beijing was increased to 95.59% as of February 2005.

We have been actively managing Home Inns Beijing since its inception. Home Inns Hong Kong’s ownership in Home Inns Beijing was accounted for under the equity method since Home Inns Beijing’s inception until April 2004, because during this period of time, BTG had substantive participation rights that enabled it to veto significant decisions made by Home Inns Hong Kong. In April 2004, Home Inns Hong Kong and Beijing Capital Travel entered into a revised joint venture agreement, under which Home Inns Hong Kong obtained control of Home Inns Beijing. As a result, Home Inns Beijing has been our consolidated subsidiary since then.

In May 2006, we incorporated Home Inns & Hotels Management Inc. in the Cayman Islands in preparation for this offering. In June 2006, all of the then-existing shareholders of Home Inns Hong Kong exchanged their respective shares of Home Inns Hong Kong for an equivalent number of shares of Home Inns & Hotels Management Inc. of equivalent classes. As a result, Home Inns Hong Kong became our wholly owned subsidiary in June 2006. Our consolidated financial statements reflect the share exchange in June 2006 and have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to additional ADSs representing ordinary shares; and

•	conversion of all outstanding preferred shares to ordinary shares immediately prior to the closing of this offering.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “Home Inns” refer to Home Inns & Hotels Management Inc., a Cayman Islands company, and its predecessor entities and subsidiaries, and in the context of discussing our consolidated financial data before April 2004, excluding Home Inns Beijing and its subsidiaries;

•	“BTG” refers to Beijing Tourism Group, a state-owned enterprise established in the PRC, and its predecessors and subsidiaries, including Beijing Capital Travel International Hotel Group Co., Ltd.

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Home Inns Beijing” refers to Home Inns Hotel Management (Beijing) Co., Ltd., and its subsidiaries, which have been our consolidated subsidiaries since April 2004;

•	“Home Inns Hong Kong” refers to Home Inns & Hotels Management (Hong Kong) Limited;

•	“our hotels” refers, collectively, to our leased-and-operated and franchised-and-managed hotels;

•	“average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period;

•	“occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period;

•	“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period or by multiplying average daily rates and occupancy rates in a given period;

•	“shares” or “ordinary shares” refers to our ordinary shares; “preferred shares” refers to our Series A convertible preferred shares, Series B convertible preferred shares and Series C convertible preferred shares, collectively;

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and “HK$” refers to the legal currency of Hong Kong.

THE OFFERING

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs

ADSs offered by the selling shareholders	ADSs

ADSs outstanding immediately after this offering	ADSs

Ordinary shares outstanding immediately after this offering	ordinary shares

ADSs to ordinary share ratio

The ADSs	The ADSs will be evidenced by American depositary receipts, or ADRs.

•	The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•	If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We and the selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

Our net proceeds from this offering are expected to be approximately US$             million, assuming an initial public offering price per ADS of US$            , which is the midpoint of the estimated public offering price range. We plan to use the net proceeds we receive from this offering to fund capital expenditures, repay our outstanding indebtedness to a related party, and for general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up

We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors and our existing shareholders have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

Listing	We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “HMIN.” Our ordinary shares will not be listed on any exchange or traded on any automated quotation system.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	The Bank of New York.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes the conversion of all outstanding preferred shares into 22,924,886 ordinary shares immediately prior to the completion of this offering;

•	excludes ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$ per share; and

•	excludes ordinary shares reserved for future issuances under our share incentive plans.

Our Summary Consolidated Financial and Operating Data

You should read the following information in conjunction with our and Home Inns Beijing’s consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following summary consolidated financial information has been derived from our consolidated financial statements included elsewhere in this prospectus. Our summary consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 have been derived from our consolidated financial statements for the relevant periods which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, and are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods. Our summary consolidated statement of operations data for the six months ended June 30, 2005 and 2006 and our consolidated balance sheet data as of June 30, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2003	2004	2005		2005	2006
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total Revenues	—	96,000	285,861	35,758	109,406	249,059	31,154
Less: Business tax and related surcharges	—	(5,101)	(16,830)	(2,105)	(6,669)	(13,344)	(1,669)
Net revenues	—	90,899	269,031	33,653	102,737	235,715	29,485
Operating costs and expenses(1)	(365)	(82,031)	(238,435)	(29,826)	(91,795)	(195,837)	(24,497)
Income (loss) from operations	(365)	8,868	30,596	3,827	10,942	39,878	4,988
Income (loss) before income tax expense, minority interests and share of income of affiliated companies	(365)	9,183	32,255	4,035	12,913	39,150	4,897
Minority interests	—	552	(4,797)	(600)	(2,016)	(2,697)	(337)
Share of income of affiliated companies	1,879	1,972	—	—	—	—	—
Net income	1,514	5,969	20,933	2,618	8,305	27,249	3,409
Amount allocated to participating preference shareholders	(868)	(2,960)	(9,487)	(1,187)	(3,757)	(12,413)	(1,553)
Net income available to ordinary shareholders	646	3,009	11,446	1,431	4,548	14,836	1,856
Earnings per share
Basic	0.06	0.15	0.42	0.05	0.17	0.54	0.07
Diluted	0.06	0.15	0.40	0.05	0.16	0.51	0.06
Earnings per ADS(2)
Basic
Diluted
Weighted average ordinary shares outstanding:
Basic	11,000,000	19,981,424	27,399,140	27,399,140	27,399,140	27,399,140	27,399,140
Diluted	11,000,000	20,315,681	28,713,188	28,713,188	28,560,208	29,235,149	29,235,149
(1) Include share-based compensation expenses as follows:
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2003	2004	2005		2005	2006
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses	—	149	960	120	486	1,035	129

(2)	Each ADS represents ordinary shares.

	As of June 30, 2006
	Actual		As adjusted (1)
	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	80,981	10,130
Total assets	502,780	62,892
Total current liabilities	190,903	23,880
Total shareholders’ equity	207,367	25,939

(1)	Our consolidated balance sheet data as of June 30, 2006 are adjusted to give effect to (i) the automatic conversion of all of our outstanding preferred shares into 22,924,886 ordinary shares immediately prior to the closing of this offering and (ii) the issuance and sale of ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option. A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) the amounts representing cash and cash equivalents, total assets and total shareholders’ equity by US$ .

The following table presents certain unaudited financial data and selected operating data as of and for the dates and periods indicated. We present operating data for 2003 and 2004 as if we had consolidated Home Inns Beijing throughout the relevant periods.

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2003	2004	2005	2005	2006
Non-GAAP Financial Data:
EBITDA(1) (in thousands of RMB)	1,513	17,684	51,790	19,924	59,008

Operating Data(2):
Total hotels in operation:
Leased-and-operated hotels(3)	10	18	54	34	63
Franchised-and-managed hotels	0	8	14	10	19
Total rooms	1,131	2,991	8,197	5,372	9,707
Geographic coverage:
Number of cities	4	8	22	11	26
Occupancy rate (as a percentage)	72.4	86.8	89.8	86.6	93.8
Average daily rate (in RMB)	175	191	182	184	181
RevPAR (in RMB)	127	166	163	159	170

(1)	We believe that earnings before interest, income tax expense, depreciation and amortization, or EBITDA, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA is not defined under U.S. GAAP, and EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S.

GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

A reconciliation of EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2003	2004	2005		2005	2006
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income	1,514	5,969	20,933	2,618	8,305	27,249	3,409
Interest income	(1)	(88)	(223)	(28)	(96)	(291)	(36)
Interest expense	—	98	709	89	—	2,719	340
Income tax expense	—	5,738	6,526	817	2,593	9,204	1,151
Depreciation and amortization	—	5,967	23,845	2,983	9,122	20,127	2,518

EBITDA	1,513	17,684	51,790	6,479	19,924	59,008	7,382

(2)	We have presented the operating data in 2003 and 2004 to include those of Home Inns Beijing since Home Inns Beijing was managed by us throughout these two years.

(3)	Includes four hotels operated through separate joint ventures with third parties. We own 75% of one joint venture and 51% of each of the other three joint ventures.

Home Inns Beijing’s Summary Consolidated Financial Data

You should read the following information in conjunction with Home Inns Beijing’s consolidated financial statements and related notes, “Home Inns Beijing’s Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following summary consolidated financial information has been derived from Home Inns Beijing’s consolidated financial statements included elsewhere in this prospectus. Home Inns Beijing’s consolidated statement of operations data for the years ended December 31, 2003 and 2004 has been derived from its consolidated financial statements for the relevant periods which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, and is prepared and presented in accordance with U.S. GAAP.

In April 2002, Home Inns Hong Kong and BTG entered into a joint venture agreement to form Home Inns Beijing to operate branded economy hotels in China. Home Inns Hong Kong and BTG owned 55% and 45%, respectively, of Home Inns Beijing when it commenced operations in July 2002. Subsequently, Home Inns Hong Kong gradually increased its ownership interest in Home Inns Beijing by contributing additional funds to the registered capital of Home Inns Beijing. Home Inns Hong Kong’s ownership interest in Home Inns Beijing was increased to 95.59% as of February 2005.

We have been actively managing Home Inns Beijing since its inception. Home Inns Hong Kong’s ownership in Home Inns Beijing was accounted for under the equity method since Home Inns Beijing’s inception until April 2004, because during this period of time, BTG had substantive participation rights that enabled it to veto significant decisions made by Home Inns Hong Kong. In April 2004, Home Inns Hong Kong and BTG entered into a revised joint venture agreement, under which Home Inns Hong Kong obtained effective control of Home Inns Beijing. As a result, Home Inns Beijing has been our consolidated subsidiary since then.

	For the Year Ended December 31,
	2003	2004
	(in RMB thousands)
Revenues	43,842	115,278
Less: Business tax and related surcharges	(1,662)	(6,150)
Net revenues	42,180	109,128
Operating costs and expenses	(39,490)	(96,139)
Income from operations	2,690	12,989
Net income	2,488	7,735

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our operating results are subject to conditions typically affecting the lodging industry.

Our operating results are subject to conditions typically affecting the lodging industry, including the following:

•	changes in the national, regional or local economic conditions;

•	natural disasters or travelers’ fears of exposure to serious contagious diseases;

•	the attractiveness of our hotels to customers and competition from other hotels;

•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•	the performance of managerial and other employees of our hotels; and

•	increases in operating costs and expenses due to inflation and other factors.

Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and RevPAR or otherwise adversely affect our results of operations and financial condition.

We may not be able to manage our expected growth, which could adversely affect our operating results.

Since our inception, we have experienced substantial growth. We have increased the number of our hotels in operation in China from five in 2002 to 82 as of June 30, 2006, and we intend to continue to develop and operate additional hotels in different geographic locations in China. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our product and the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the consistency of our product and the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operation.

Expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. In addition, our expansion within existing markets may adversely affect the financial performance of our existing hotels in those markets and, as a result, negatively affect our overall results of operations. Our inability to anticipate the changing demands that expanding operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets could result in lost revenue and increased expenses and otherwise harm our results of operations and financial condition.

If the value of our brand or image diminishes, it could have a material and adverse effect on our business and results of operations.

Our “Home Inn” brand is associated with a leading economy hotel chain offering cleanness, convenience and comfort with consistent, high-quality service among value-conscious individual business and leisure travelers in China. Our continued success in maintaining and enhancing our brand and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining our innovative and distinctive product and maintaining consistent quality of services across our hotel chain, as well as our ability to respond to competitive pressures. If we are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our public image or reputation were to be diminished by the operations of any of our hotels, whether due to unsatisfactory service, accidents or otherwise. Our brand is integral to our sales and marketing efforts. If the value of our brand or image is diminished or if our brand does not continue to be attractive to customers, our business and results of operations may be materially and adversely affected.

If we are not able to hire, train and retain qualified managerial and other employees, our brand and our business may be materially and adversely affected.

Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brand and reputation. It is important for us to attract qualified managerial and other employees who have experience in lodging or other consumer-service industries and are committed to our “customer-first” approach. There may be a limited supply of such qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In addition, criteria such as dedication are difficult to ascertain during the recruitment process. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease in one or more of the markets where we operate, which in turn, may have a material and adverse effect on our brand and our business.

We may not be able to successfully identify or secure additional hotel properties.

We plan to open more hotels in targeted markets to further grow our business. We may not be successful in identifying and leasing or franchising additional hotel properties at desirable locations and on commercially reasonable terms or at all. Some cities in China have undergone economic development and expansion for several decades while others are still at an early stage of development. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors already have operations in such cities. In less developed cities, demand for our hotels may not increase as rapidly as we expect. Even if we are able to successfully identify and acquire new hotel properties via lease or franchise arrangements, new hotels may not generate the returns we expect. We also may incur costs in connection with evaluating hotel properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise. If we fail to successfully identify or compete for additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels. In early 2003, several economies in Asia, including China, were affected by the outbreak of severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Our business and results of operations were materially and adversely affected by the outbreak of SARS. In addition, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which originally spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. Losses caused by epidemics, natural disasters and other catastrophes, including SARS, avian flu, earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential for war) and terrorist activity (including threats of terrorist activity), travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel and may in turn have a material adverse effect on our business and results of operation. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which could prevent us from continuing to operate the affected hotels or increase the costs associated with operating these hotels.

We do not hold any land-use rights with respect to the land on which our hotels are located nor do we own any of the hotel properties we operate. Instead, our business model relies on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of June 30, 2006, four of our lessors had not obtained title certificates for the properties operated by us. We cannot assure you that titles to properties we currently lease or franchise will not be challenged. There may be challenges to the titles of the properties which, if successful, could impair the development or operations of our hotels on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.

Where our immediate lessors are not the ultimate owners of hotel properties, in several instances, no consent was obtained from the owners to sublease the hotel properties to us. A lessor’s failure to duly obtain the title to the property or to receive any necessary approvals from the ultimate owner or the primary lease holder, as applicable, could potentially invalidate our lease or result in the renegotiation of such lease leading to less favorable terms. Moreover, we cannot assure you that the building ownership or leasehold in connection with our franchised-and-managed hotels will not be subject to similar third-party challenges. Some of the properties we or our franchisees lease from third parties were subject to mortgages at the time the leases were signed. In such circumstances and where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holders foreclose on the mortgage and transfer the property, which could in turn materially and adversely affect our ability to operate the hotel facility.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industry in China is highly competitive. Competition in the industry is primarily based on room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services, and guest amenities. We compete primarily with other economy hotel chains as well as various regional and local economy hotels. We also compete with two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. In addition, we may also face competition from new entrants in the economy hotel segment in China. As compared to developing four- or five-star hotels, developing economy hotels does not require significant capital commitments or human resources. This relatively low barrier to entry potentially allows new competitors to enter our markets quickly to compete with our business. Furthermore, we compete with all other hotels for guests in each market in which we operate, as our typical business and leisure traveler customers may change their travel, spending and consumption patterns and choose to stay in hotels in different segments. New and existing competitors may offer competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels, resulting in a decrease in occupancy and average daily rates for our hotels. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We believe that our future success depends on our ability to significantly increase revenue and profitability from our operations. We have a limited operating history. We commenced operations in 2002. Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include:

•	the uncertainties associated with our ability to continue our growth while maintaining our profitability;

•	preserving our competitive position in the economy hotel segment of the lodging industry in China;

•	offering an innovative product to attract recurring and new customers;

•	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences and needs;

•	increasing awareness of our “Home Inn” brand and continuing to develop customer loyalty; and

•	attracting, training, retaining and motivating qualified personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

Failure to retain our senior management could harm our business.

We place substantial reliance on the lodging and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. David Jian Sun, our chief executive officer, Ms. May Wu, our chief financial officer, and Ms. Rixin Liang, our chief operating officer, are particularly important to our future success due to their substantial experience in the lodging and other consumer-service industries. We do not carry key person insurance on any of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for Mr. Sun, Ms. Wu and Ms. Liang could be difficult, and competition for such personnel of similar experience is intense. If we lose the services of any of them, our business may be adversely affected.

Interruption or failure of our information and operational systems could impair our ability to effectively provide our services, which could damage our reputation.

Our ability to provide consistent and high-quality services throughout our hotel chain depends on the continued operation of our proprietary information and operational systems, including our property management, central reservation, customer relationship management and management reporting systems. Any damage to or failure of our systems could interrupt our service. Our systems are vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and similar events. Our servers, which are maintained in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. In addition, our systems and technologies may become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent or persistent system failures, our quality of services and our reputation could be harmed. The steps we need to take to increase the reliability and redundancy of our systems may be costly, which could reduce our operating margin, and may not be successful in reducing the frequency or duration of system failures and service interruptions.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our brand, trade name, trademarks and other intellectual property are critical to our success. “Home Inn” is a highly recognized brand in the economy hotel segment of China’s lodging industry. The success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill. In addition, our proprietary information and operational systems, which have not been patented or otherwise registered as our property, are a key component of our competitive advantage and our growth strategy.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

Accidents or injuries in our hotels may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. If accidents or injuries occur at any of our hotels, we may be held liable for costs related to the injuries. Our current property and liability insurance policies may not provide adequate coverage and we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels.

We may not be able to develop hotel properties on a timely or cost-efficient basis, which may adversely affect our growth strategy and business.

We develop all of our leased-and-operated hotels directly. Our involvement in the development of properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. We may be unable to recover development costs we incur for projects that are not pursued to completion. Properties that we develop could become less attractive due to market saturation or oversupply, with the result that we may not be able to recover development costs at the expected rate, or at all. In addition, we may not have available cash to complete projects that have commenced, or we may be unable to obtain financings for development of future properties on favorable terms, if at all. If we are unable to successfully manage our hotel development to minimize these risks, our growth strategy and business prospects may be adversely affected.

Our costs and expenses may remain constant or increase even if our revenues decline.

A significant portion of our operating costs, including rent, is fixed. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, the period during which China’s Spring Festival holiday falls generally account for a lower portion of our annual revenues than the other periods, but our expenses do not vary as significantly with changes in occupancy and revenues as we need to continue to pay rent and salary, make regular repairs, maintenance and renovations and invest in other capital improvements throughout the year to maintain the attractiveness of our hotels. Our property development and renovation costs may increase as a result of increasing costs of materials. However, we have a limited ability to pass increased costs to customers through room rate increases. Therefore, our costs and expenses may remain constant or increase even if our revenues decline.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.

As an operator and manager of hotel properties, we, our franchisees and those from whom we lease properties, are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of June 30, 2006, 35 lessors of the hotels we operate and manage had not obtained registrations of their leases from the relevant authorities as required and we continue to remind these lessors to obtain registrations under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates currently held by some of our lessors, certain hotel properties we lease are restricted to industrial and other uses, rather than for commercial service use. The failure of our lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties which may negatively affect our ability to operate the hotels covered under those leases.

We have limited insurance coverage.

We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. In addition, we do not have any business disruption insurance coverage for our operations to cover losses that may be caused by natural disasters or catastrophic events, such as SARS or avian flu. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources.

If we are unable to maintain our hotels’ good condition and attractive appearance, our hotel occupancy rates may decline.

In order to maintain our hotels’ good condition and attractive appearance, our hotels require ongoing renovations and other leasehold improvements, including periodic replacement of furniture, fixtures and equipment. If we and our franchisees do not make needed leasehold investments and improvements, we could lose our market share to our competitors and our hotel occupancy rates may decline.

The growth of on-line and other hotel reservation intermediaries and travel consolidators may adversely affect our margins and profitability.

Some of our hotel rooms are booked through travel intermediaries and consolidators to whom we pay commissions for such services. If these intermediaries and consolidators become the primary channel through which our customers make their bookings, they may be able to negotiate higher commissions, reduced room rates, or other significant contract concessions from us. We believe that the aim of such intermediaries and consolidators is to have consumers develop loyalties to their reservation systems rather than to our brand. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on

Form 20-F for the fiscal year ending on December 31, 2007. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a young, private company with limited accounting and other resources with which to adequately address our internal controls and procedures. As a result, when our independent registered public accounting firm audited our consolidated financial statements for the three years ended December 31, 2003, 2004 and 2005 in connection with this offering, they identified certain control deficiencies including two material weaknesses in our internal control over financial reporting, as defined in Audit Standard No. 2 of the Public Company Accounting Standards Board. Specifically, the two material weaknesses identified by our independent registered public accounting firm consisted of (i) our lack of adequate review and monitoring over financial reporting and disclosure process, as well as our lack of sufficient control over the financial closing and reporting procedures; and (ii) the lack of sufficient U.S. GAAP knowledge of our accounting staff. We plan to remediate these material weaknesses and other control deficiencies in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Changes in our accounting treatment for employee share options to the fair value method beginning from 2006, could significantly reduce our net income.

Beginning in 2006, we are required to account for share-based compensation in accordance with FASB Statement No. 123(R), Share-Based Payment, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the vesting schedule of the share-based awards. Historically, we recorded share-based compensation to the extent that the fair value of the shares on the date of grant exceeded the exercise price of the option. Beginning in 2006, we could have ongoing accounting charges significantly greater than those we would have recorded under our past method of accounting for share options, which could significantly reduce our net income.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval is not required in the context of this offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

If the relevant PRC authorities take the position that this offering is subject to their approval because a shareholder of ours is controlled by a state-owned entity, we may be subject to administrative sanctions or penalties.

A notice issued by the State Council of China in June 1997, or the States Council notice, required certain PRC companies to receive approval from relevant PRC authorities prior to transferring assets out of China for purposes of effecting a public offering and listing. Specifically, the States Council notice provides that, if a non-public offshore company with “PRC funds,” or a PRC funded company, plans to issue and list shares outside the PRC, approval from the relevant government authorities at the provincial level or higher or the approval of the CSRC may be required. The ultimate owner of Poly Victory Investments Limited, or Poly Victory, one of our shareholders, is BTG, a PRC state-owned enterprise. Although Poly Victory currently holds 24.4% of our outstanding voting securities, it does not control or have significant influence on us as we have a controlling group that in the aggregate owns 32.5% of our outstanding voting securities. This group consists of seven individuals who are unrelated to Poly Victory or BTG and who have entered into an acting-in-concert agreement. Under the terms of the States Council notice, it is not clear whether Poly Victory’s investment in our company would cause us to be treated as a PRC funded company for purposes of the notice. Our PRC counsel, Commerce

& Finance Law Offices, has advised us that the States Council notice does not apply to Poly Victory in the context of this offering because Poly Victory has no control over us, and no application for approval from any PRC government authority in connection with this offering has been made. However, if any relevant government authority subsequently determines that the States Council notice applies to this offering, we may be subject to administrative sanctions or penalties.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of restricting loans to certain industries. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the Chinese legal system could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published court decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.4% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 30, 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. We rely entirely on dividends paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. As of June 30, 2006, our U.S. dollar denominated financial assets consisted solely of a cash balance of approximately US$0.7 million. We expect to have additional U.S. dollar denominated assets from the net proceeds we will receive from this offering pending our application of such proceeds to the uses described in “Use of Proceeds.”

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity of PRC companies, referred to in the notice as an “offshore special purpose company.” Under this public notice, PRC residents who are shareholders and/or beneficial owners of such offshore special purpose companies were required to register with the local SAFE branch before March 31, 2006. We have requested our shareholders and/or beneficial owners who are subject to the registration requirements under the SAFE notice to register with the local SAFE branch. Failure of these shareholders and/or beneficial owners to register with the local SAFE branch as required by the SAFE notice or failure of future shareholders of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders and/or beneficial owners to fines and other government actions and may also limit our ability to fund our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2005, a total of RMB113.3 million (US$14.2 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We have benefited from certain financial subsidies and preferential tax treatments in China. Reduction or elimination of these subsidies or preferential tax treatments may have an adverse effect on our results of operations.

Various local tax authorities in China have provided financial subsidies in the form of certain tax refunds to us. However, these tax authorities may reduce or eliminate any or all of these financial subsidies at any time in the future. There is no assurance that we will continue to receive any financial subsidies in the form of tax refunds or otherwise as the grant of such subsidies is within the discretion of relevant local government authorities. In addition, some of our subsidiaries are subject to lower enterprise income tax rates or tax exemptions due to the preferential tax treatments granted by the local tax authorities. For example, our wholly owned subsidiary, Hemei Hotel Management Company, enjoys a 15% enterprise income tax rate due to its place of incorporation and operation in the Pudong New District of Shanghai. If such preferential tax treatments granted by local tax authorities are deemed to be in violation of national laws and regulations or are abolished or altered, our subsidiaries will be subject to the standard enterprise income tax rate, which currently is 33%. Under current PRC regulations, if it is determined that a taxpayer has underpaid tax due to prior advice from relevant tax authorities, the taxpayer may still be required to pay the full amount of unpaid tax within three years after such determination but the taxpayer will not be subject to any penalty or late payment fee. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy may have an adverse effect on our results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs listed on the Nasdaq Global Market. Our ordinary shares will not be listed or quoted for trading on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the representatives of the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the travel and lodging industries;

•	changes in the economic performance or market valuations of other lodging companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at an assumed initial public offering price of US$            , you will incur immediate dilution of US$             per ADS. See “Dilution.” In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options and options we may grant from time to time.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have              ordinary shares outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the closing of this offering, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of a total of 22,924,886 shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

After this offering, our executive officers, directors and principal shareholders will beneficially own approximately             % of our outstanding shares. Seven individual shareholders of our company, namely, Neil Nanpeng Shen, Qi Ji, Chung Lau, Min Fan, Rixin Liang, David Jian Sun and May Wu, have entered into an acting-in-concert agreement, under which they have agreed to act together on all matters requiring shareholder approval and to appoint one representative to vote on behalf of all of them at our shareholder meetings until July 2007. These shareholders, who currently hold a total of 17,769,037 ordinary shares, or 32.5% of our outstanding voting securities, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. In addition, BTG, through its affiliate, Poly Victory, owns 24.5% of our outstanding voting securities and has the right to appoint, and has appointed, two directors of our company. Under the financing transaction agreement we entered into with BTG in June 2005, BTG agreed to provide financing in the form of loans to us and, in the event of our default, has the right to enforce its rights by, among other things, converting the total principal amount of the indebtedness into an equity interest in our company at a pre-determined price. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and the majority of our officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. Most of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds from this offering.

We have not allocated the majority of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders.

Based on the price of the ADSs in this offering and the expected price of our ADSs and ordinary shares following this offering, and the composition of our income and assets, we do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2006. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2006 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For the definition of “U.S. Holder” and a more detailed discussion of United States federal income tax consequencies to U.S. Holders, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract customers and leverage our brand;

•	trends and competition in the lodging industry; and

•	our ability to develop new hotels at desirable locations in a timely and cost-effective manner.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds of this offering by US$             million, assuming the sale of              ADSs at US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	approximately US$45 million to fund the expansion of our hotel chain and the improvement of existing hotel properties;

•	approximately US$7.5 million to repay all of our outstanding indebtedness to BTG; and

•	the balance to fund working capital and for other general corporate purposes, which may include strategic acquisitions of complementary businesses, although we are not currently negotiating any such transaction.

The following table sets forth a summary of our outstanding indebtedness to BTG as of September 30, 2006, which we intend to repay using part of the proceeds we will receive from this offering:

Lender	Date of Borrowing	Due Date	Principal (in RMB)	Principal (in US$)	Interest Rate
BTG	07/15/2005	07/14/2008	20,000,000	2,501,783	6.1747%
BTG	09/07/2005	09/06/2008	10,000,000	1,250,891	6.1747%
BTG	10/18/2005	10/17/2007	10,000,000	1,250,891	6.1747%
BTG	01/11/2006	01/10/2008	20,000,000	2,501,783	6.1747%

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registrations and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis;

•	on an as adjusted basis to reflect the automatic conversion of all of our outstanding preferred shares into 22,924,886 ordinary shares upon the closing of this offering, and the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2006
	Actual		As adjusted (1)
	RMB	US$	RMB	US$
	(in thousands)
Loans	126,000	15,761
Shareholders’ equity:
Ordinary shares, US$0.005 par value, 177,075,114 shares authorized, 27,399,140 shares issued and outstanding	1,134	142
Series A preferred shares, US$0.005 par value, 17,241,400 shares authorized, issued and outstanding on an actual basis	714	89
Series B preferred shares, US$0.005 par value, 2,417,645 shares authorized, issued and outstanding on an actual basis	100	13
Series C preferred shares, US$0.005 par value, 3,265,841 shares authorized, issued and outstanding on an actual basis	135	17
Additional paid-in capital	151,104	18,901
Statutory reserve	11,360	1,421
Retained earnings	42,820	5,356
Total shareholders’ equity(2)	207,367	25,939

Total capitalization(2)	333,367	41,700

(1)	The “as adjusted” information discussed above is for illustrative purpose only. Our ordinary shares, additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) each of total shareholders’ equity and total capitalization by US$ million.

DILUTION

Our net tangible book value as of June 30, 2006 was approximately US$             per share, and US$             per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after June 30, 2006, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares, which will occur automatically upon the closing of this offering, and (ii) our sale of the              ADSs offered in this offering, at an assumed initial public offering price of US$             per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses (assuming the over-allotment option is not exercised), our pro forma net tangible book value at June 30, 2006 would have been US$             per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$             per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$             and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$

Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$

Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

A $1.00 increase (decrease) in the assumed public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma basis as of June 30, 2006, the differences between the shareholders as of June 30, 2006 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$             per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include              ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders	US$	%	US$	%	US$	US$
New investors

Total	US$	%	US$	%

The discussion and tables above also assume no exercise of any outstanding stock options. As of the date of this prospectus, there were              ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$             per share, and there were              ordinary shares available for future issuance upon the exercise of future grants under our share incentive plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this prospectus were made at a rate of RMB7.9943 to US$1.00, the noon buying rate in effect as of June 30, 2006. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 3, 2006, the noon buying rate was RMB7.9040 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Noon Buying Rate
	Period End	Average (1)	Low	High
	(RMB Per US$1.00)
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006
April	8.0165	8.0143	8.0248	8.0040
May	8.0215	8.0131	8.0300	8.0005
June	7.9943	8.0042	8.0225	7.9943
July	7.9690	7.9897	8.0018	7.9690
August	7.9538	7.9722	8.0000	7.9538
September	7.9040	7.9334	7.9545	7.8965
October (through October 3)	7.9040	7.9040	7.9040	7.9040

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

SELECTED CONSOLIDATED FINANCIAL DATA

Our Selected Consolidated Financial Data

You should read the following information in conjunction with our and Home Inns Beijing’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following selected consolidated financial information has been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and our consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our consolidated financial statements for the relevant periods which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods. Our selected consolidated statement of operations data for the six months ended June 30, 2005 and 2006 and our consolidated balance sheet data as of June 30, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated statement of operations data for the year ended December 31, 2002 and our consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements which are not included in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods. As Home Inns Beijing, our primary operating entity, was not established until April 2002, we do not believe our financial data for the year ended December 31, 2001 provide any meaningful information by which to evaluate our business, and thus have not included our selected financial data for 2001 in this section or elsewhere in this prospectus.

We have been actively managing Home Inns Beijing since its inception. Home Inns Hong Kong’s ownership in Home Inns Beijing was accounted for under the equity method since Home Inns Beijing’s inception until April 2004, because during this period of time, BTG had substantive participation rights that enabled it to veto significant decisions made by Home Inns Hong Kong. In April 2004, Home Inns Hong Kong and Beijing Capital Travel, a subsidiary of BTG, entered into a revised joint venture agreement, under which Home Inns Hong Kong obtained control of Home Inns Beijing. As a result, Home Inns Beijing has been our consolidated subsidiary since then.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2002	2003	2004	2005		2005	2006
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenues:
Leased-and-operated hotels	—	—	93,687	279,948	35,018	106,978	243,492	30,458
Franchised-and-managed hotels	—	—	2,313	5,913	740	2,428	5,567	696

Total revenues	—	—	96,000	285,861	35,758	109,406	249,059	31,154

Less: Business tax and related surcharges	—	—	(5,101)	(16,830)	(2,105)	(6,669)	(13,344)	(1,669)

Net revenues	—	—	90,899	269,031	33,653	102,737	235,715	29,485

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2002	2003	2004	2005		2005	2006
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data (continued)
Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	—	—	(30,703)	(94,784)	(11,856)	(36,701)	(73,976)	(9,254)
Personnel costs	—	—	(12,949)	(41,225)	(5,157)	(15,782)	(36,502)	(4,566)
Depreciation and amortization	—	—	(5,681)	(23,335)	(2,919)	(8,828)	(19,730)	(2,468)
Consumables, food and beverage	—	—	(6,441)	(20,765)	(2,598)	(7,609)	(17,811)	(2,228)
Others	—	—	(8,162)	(26,100)	(3,265)	(9,783)	(23,022)	(2,880)

Total leased-and-operated hotel costs	—	—	(63,936)	(206,209)	(25,795)	(78,703)	(171,041)	(21,396)

Sales and marketing expenses	—	—	(2,113)	(7,691)	(962)	(2,754)	(3,898)	(488)
General and administrative expenses	(40)	(365)	(15,983)	(24,535)	(3,069)	(10,338)	(20,898)	(2,613)

Total operating costs and expenses	(40)	(365)	(82,032)	(238,435)	(29,826)	(91,795)	(195,837)	(24,497)

Income (loss) from operations	(40)	(365)	8,867	30,596	3,827	10,942	39,878	4,988

Interest income	2	1	89	222	28	96	291	36
Interest expense	—	—	(98)	(709)	(89)	—	(2,719)	(340)
Other non-operating income	—	—	325	2,146	269	1,875	1,700	213

Income (loss) before income tax expense, minority interests and share of income of affiliated companies	(38)	(364)	9,183	32,255	4,035	12,913	39,150	4,897

Income tax expense	—	—	(5,738)	(6,525)	(817)	(2,592)	(9,204)	(1,151)
Minority interests	—	—	552	(4,797)	(600)	(2,016)	(2,697)	(337)
Share of income of affiliated companies	(535)	1,878	1,972	—	—	—	—	—

Net income (loss)	(573)	1,514	5,969	20,933	2,618	8,305	27,249	3,409

Amount allocated to participating preference shareholders	—	(868)	(2,960)	(9,487)	(1,187)	(3,757)	(12,413)	(1,553)

Net income available to ordinary shareholders	(573)	646	3,009	11,446	1,431	4,548	14,836	1,856

Earnings (loss) per share:
Basic	(0.05)	0.06	0.15	0.42	0.05	0.17	0.54	0.07
Diluted	(0.05)	0.06	0.15	0.40	0.05	0.16	0.51	0.06
Earnings (loss) per ADS(2):
Basic
Diluted
Weighted average ordinary shares outstanding:
Basic	11,000,000	11,000,000	19,981,424	27,399,140	27,399,140	27,399,140	27,399,140	27,399,140
Diluted	11,000,000	11,000,000	20,315,681	28,713,188	28,713,188	28,560,208	29,235,149	29,235,149

(1)	Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2002	2003	2004	2005		2005	2006
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Leased-and-operated hotel costs—personnel costs	—	—	8	8	1	6	6	1
General and administrative expenses	—	—	141	952	119	480	1,029	128

(2)	Each ADS represents ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2002, 2003, 2004 and 2005 and as of June 30, 2006:

	As of December 31,					As of June 30,
	2002	2003	2004	2005		2006
	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,797	11,342	26,292	37,727	4,719	80,981	10,130
Total assets	6,983	47,466	174,304	375,002	46,909	502,780	62,892
Total current liabilities	2,054	2,193	39,768	119,187	14,909	190,903	23,880
Deferred rental	—	—	11,890	26,534	3,319	33,103	4,141
Long-term loan from a related party	—	—	—	40,000	5,004	60,000	7,505
Convertible preferred shares	—	813	813	949	119	949	119
Ordinary shares	455	455	1,134	1,134	142	1,134	142
Additional paid-in capital	5,046	43,062	110,687	152,878	19,123	151,104	18,901
Total shareholders’ equity	4,929	45,273	116,861	179,083	22,401	207,367	25,939

Home Inns Beijing’s Selected Consolidated Financial Data

You should read the following information in conjunction with Home Inns Beijing’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following selected consolidated financial information has been derived from Home Inns Beijing’s consolidated financial statements included elsewhere in this prospectus. Home Inns Beijing’s consolidated statement of operations data and consolidated balance sheet data for the years ended December 31, 2003 and 2004 have been derived from its consolidated financial statements for the relevant periods which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP.

We have been actively managing Home Inns Beijing since its inception. Home Inns Hong Kong’s ownership in Home Inns Beijing was accounted for under the equity method since Home Inns Beijing’s inception until April 2004, because during this period of time, BTG had substantive participation rights that enabled it to veto significant decisions made by Home Inns Hong Kong. In April 2004, Home Inns Hong Kong and Beijing Capital Travel, a subsidiary of BTG, entered into a revised joint venture agreement, under which Home Inns Hong Kong obtained control of Home Inns Beijing. As a result, Home Inns Beijing has been our consolidated subsidiary since then.

	For the Year Ended December 31,
	2003	2004
	RMB	RMB
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Leased-and-operated hotels	43,842	112,914
Franchised-and-managed hotels	—	2,364

Total revenues	43,842	115,278

Less: Business tax and related surcharges	(1,662)	(6,150)

Net revenues	42,180	109,128

Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	(13,901)	(36,463)
Personnel costs	(6,677)	(15,653)
Consumables, food and beverage	(3,268)	(8,149)
Depreciation and amortization	(2,179)	(6,685)
Others	(5,720)	(10,019)

Total leased-and-operated hotel costs	(31,745)	(76,969)

Sales and marketing expenses	(2,141)	(2,563)
General and administrative expenses	(5,604)	(16,607)

Total operating costs and expenses	(39,490)	(96,139)

Income from operations	2,690	12,989

Interest income	86	110
Interest expense	—	(125)
Other non-operating income	30	328

Income before income tax expense and minority interests	2,806	13,302

Income tax expense	(318)	(6,861)
Minority interests	—	1,294
Share of income of affiliated companies	—	—

Net income	2,488	7,735

(1) Share-based compensation expenses are included in the statement of operations data as follows:
	For the Year Ended December 31,
	2003	2004
	RMB	RMB
	(in thousands)

Leased-and-operated hotel costs—personnel costs	—	8
General and administrative expenses	—	141

The following table presents a summary of Home Inns Beijing’s consolidated balance sheet data as of December 31, 2003 and 2004:

	As of December 31,
	2003	2004
	RMB	RMB
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	16,283	16,710
Total assets	56,985	130,562
Total current liabilities	13,843	39,900
Deferred rental	2,681	11,890
Paid-in capital	38,945	68,945
Additional paid-in capital	—	150
Total shareholders’ equity	40,461	78,346

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading economy hotel chain in China based on the number of our hotels and the number of our hotel rooms as well as the geographic coverage of our hotel chain. We develop and operate economy hotels across China under our award-winning Home Inn brand. We have experienced substantial growth while maintaining profitability since 2003. Our Home Inns hotels in operation grew rapidly from 10 hotels in four cities as of the end of 2003 to 68 hotels in 22 cities as of the end of 2005, and our net income grew from RMB1.5 million in 2003 to RMB20.9 million (US$2.6 million) in 2005. In the six months ended June 30, 2006, we generated total revenues of RMB249.1 million (US$31.2 million) and net income of RMB27.2 million (US$3.4 million). As of June 30, 2006, our Home Inns hotel chain consisted of 63 leased-and-operated hotels in operation with an additional 33 leased-and-operated hotels under development and 19 franchised-and-managed hotels in operation with an additional 24 franchised-and-managed hotels under development, covering 40 cities in China.

We have achieved our growth by utilizing two business models. We either lease properties on which we develop and operate hotels or we franchise our brand to hotel owners and manage these hotels. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” Our recent growth has been primarily organic, through developing and operating additional hotels in existing markets and expanding the geographic reach of our hotel chain. We intend to develop and operate additional hotels under both business models to maintain or achieve a dominant position in every market covered by our Home Inns hotel chain.

Our operating results are subject to conditions typically affecting the lodging industry, including changes in the national, regional or local economic conditions in China; natural disasters or travelers’ fears of exposure to serious contagious diseases; the attractiveness of our hotels to customers and competition from other hotels; local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms; and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these conditions could negatively impact our occupancy rates, average daily rates and, as a result, RevPAR or otherwise adversely affect our results of operations. While our operating results are influenced by conditions typically affecting the lodging industry and also by conditions in each of the geographic markets we operate, they are more directly affected by company-specific key performance indicators as discussed below.

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions.

Our non-financial key performance indicators consist of the increase in the total number of hotels and hotel rooms in our Home Inns hotel chain as well as RevPAR achieved by our hotels. The increase in the number of hotels in our hotel chain is largely affected by the demand for our hotels in various cities and our ability to successfully identify and secure new properties and develop new hotels at desirable locations. RevPAR is a commonly used operating measure in the hospitality industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, the effectiveness of our sales and brand promotion efforts, our ability to maintain the consistency and quality of our facilities and service, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. We set room rates of our hotels primarily based on the location of a hotel and room rates charged by our competitors within the same locality. Changes in RevPAR primarily due to changes in average occupancy rates achieved have different implications on our total revenues and profitability than changes in RevPAR primarily due to changes in average daily rates achieved. For example, increases in occupancy at our hotels would generally lead to increases in room revenues as well as additional incremental costs, such as housekeeping services, utilities and room amenity costs. However, RevPAR increases due to higher room rates generally would not result in these additional room-related costs. As a result, RevPAR increases due to higher room rates would have a greater positive effect on our profitability.

Our financial key performance indicators consist of our revenue and cost structure, which are discussed in greater details in the following paragraphs. In addition, we use EBITDA, a non-GAAP financial measure, as a key financial performance indicator to assess our operating results before the impact of interest, income taxes, depreciation and amortization. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance.

Revenues. In 2005, we generated total revenues of RMB285.9 million (US$35.8 million). Our revenues are significantly affected by the following operating measures which are widely used in the hospitality industry and appear throughout this prospectus:

•	the total number of hotels in our hotel chain;

•	the total number of hotel rooms in our hotel chain;

•	occupancy rates achieved by our hotels;

•	average daily rates achieved by our hotels; and

•	RevPAR achieved by our hotels, which represents the product of average daily rates and occupancy rates.

Our future revenue growth will depend significantly upon our ability to expand our hotel chain into new markets in China and maintain and further increase occupancy rates, average daily rates and RevPAR at existing hotels. As of June 30, 2006, we had entered into binding contracts with lessors of 33 properties for our leased-and-operated hotels which are currently under development. We expect to incur an additional RMB140.0 million (US$17.5 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. To support this planned expansion, we currently expect to hire approximately 900 to 1,200 new employees for hotel operations and approximately 15 to 20 new employees for our corporate office. We intend to fund this planned expansion with our operating cash flow, existing cash balance and the remaining funds available under our credit facilities which amounted to approximately RMB20.0 million (US$2.5 million) as of June 30, 2006.

The following table sets forth the revenues generated by our leased-and-operated hotels and franchised-and-managed hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2004		2005			2005		2006
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Leased-and-operated hotels	93,687	97.6	279,948	35,018	97.9	106,978	97.8	243,492	30,458	97.8
Franchised-and-managed hotels	2,313	2.4	5,913	740	2.1	2,428	2.2	5,567	696	2.2

Total revenues	96,000	100.0	285,861	35,758	100.0	109,406	100.0	249,059	31,154	100.0

Less: Business tax and related surcharges	(5,101)	(5.3)	(16,830)	(2,105)	(5.9)	(6,669)	(6.1)	(13,344)	(1,669)	(5.4)
Net revenues	90,899	94.7	269,031	33,653	94.1	102,737	93.9	235,715	29,485	94.6

Leased-and-operated Hotels. In 2005, we generated revenues of RMB279.9 million (US$35.0 million) from our leased-and-operated hotels, which accounted for 97.9% of our total revenues for the year. For the first half of 2006, we generated revenues of RMB243.5 million (US$30.5 million) from our leased-and-operated hotels, which accounted for 97.8% of our total revenues for the period. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future.

For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels and purchasing supplies. We typically pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years.

Revenues from our leased-and-operated hotels primarily consist of revenues from sales of room stays and, to a much lesser extent, revenues from sales of food and beverage at our hotels and other services. We recognize revenues from sales of room stays, food and beverage when our services are rendered.

Franchised-and-managed Hotels. In 2005, we generated revenues of RMB5.9 million (US$0.7 million) from our franchised-and-managed hotels, which accounted for 2.1% of our total revenues for the year. For the first half of 2006, we generated revenues of RMB5.6 million (US$0.7 million) from our franchised-and-managed hotels, which accounted for 2.2% of our total revenues for the period. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels in our hotel chain.

For our franchised-and-managed hotels, we franchise our “Home Inn” brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB200,000 to RMB300,000, annual franchise fees of 3% of the revenues of the hotel, as well as an annual management fee of 3% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. We assist the franchisee in property design, construction, systems installation, and hotel personnel recruiting and training before the franchised-and-managed hotel commences operations. We allow our franchisees to utilize our integrated hotel information and operational systems, such as central reservation system, and charge them an annual fee for such use.

We recognize the initial franchise fee as revenue when the franchised-and-managed hotel opens for business, the fee becomes non-refundable, and we have fulfilled all our commitments and obligations. We recognize ongoing franchise and management fees as revenues when the franchised-and-managed hotel recognizes revenues from which we derive the fees. We recognize fees received from franchisees for system usage, maintenance and support as revenues when our services are rendered.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for our leased-and-operated hotels, sales and marketing expenses, general and administrative expenses and other operating expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2004		2005			2005		2006
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total revenues	96,000	100.0	285,861	35,758	100.0	109,406	100.0	249,059	31,154	100.0
Less: Business tax and related surcharges	(5,101)	(5.3)	(16,830)	(2,105)	(5.9)	(6,669)	(6.1)	(13,344)	(1,669)	(5.4)

Net revenues	90,899	94.7	269,031	33,653	94.1	102,737	93.9	235,715	29,485	94.6

Leased-and-operated hotel costs:
Rents and utilities	(30,703)	(32.0)	(94,784)	(11,856)	(33.1)	(36,701)	(33.5)	(73,976)	(9,254)	(29.7)
Personnel costs	(12,949)	(13.5)	(41,225)	(5,157)	(14.4)	(15,782)	(14.4)	(36,502)	(4,566)	(14.7)
Depreciation and amortization	(5,681)	(5.9)	(23,335)	(2,919)	(8.2)	(8,828)	(8.1)	(19,730)	(2,468)	(7.9)
Consumables, food and beverage	(6,441)	(6.7)	(20,765)	(2,598)	(7.3)	(7,609)	(7.0)	(17,811)	(2,228)	(7.2)
Others	(8,162)	(8.5)	(26,100)	(3,265)	(9.1)	(9,783)	(8.9)	(23,022)	(2,880)	(9.2)

Total leased-and-operated hotel costs	(63,936)	(66.6)	(206,209)	(25,795)	(72.1)	(78,703)	(71.9)	(171,041)	(21,396)	(68.7)

Sales and marketing expenses	(2,113)	(2.2)	(7,691)	(962)	(2.7)	(2,754)	(2.5)	(3,898)	(488)	(1.6)
General and administrative expenses	(15,983)	(16.7)	(24,535)	(3,069)	(8.6)	(10,338)	(9.4)	(20,898)	(2,613)	(8.4)

Total operating costs and expenses	(82,032)	(85.5)	(238,435)	(29,826)	(83.4)	(91,795)	(83.9)	(195,837)	(24,497)	(78.6)

Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs consist of costs and expenses directly attributable to our operation of leased-and-operated hotels, primarily including rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products, depreciation and amortization of leasehold improvements, and commissions to travel intermediaries and consolidators. We anticipate that our leased-and-operated hotel costs will increase as we continue to open new leased-and-operated hotels and hire additional hotel-based employees.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of advertising expenses, production costs of marketing materials, expenses associated with our membership reward program, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our sales and marketing expenses will increase as we further expand into new geographic locations and promote our brand.

General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits for our corporate office employees and other employees who are not sales and marketing or hotel-based employees, costs of third-party professional services, and rental payments relating to office and administrative functions. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company, including costs of enhancing our internal controls.

Our leased-and-operated hotel costs and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below. Share-based compensation expenses are allocated among these items based on the nature of the work our employees were assigned to perform.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2004		2005			2005		2006
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Leased-and-operated hotel costs—personnel costs	8	5.4	8	1	0.8	6	1.2	6	1	0.6
General and administrative expenses	141	94.6	952	119	99.2	480	98.8	1,029	128	99.4

Total share-based compensation expenses	149	100.0	960	120	100.0	486	100.0	1,035	129	100.0

We adopted an Employee’s Stock Option Plan, or the Option Plan, in 2003 and have granted options and stock purchase rights under the Option Plan since 2003. Prior to January 1, 2006, we accounted for share-based compensation expenses in accordance with Accounting Principles Board Opinion No. 25, or APB No. 25, “Accounting for Stock Issued to Employees.” In general, share-based compensation expenses under APB No. 25 are recognized based on the difference, if any, between the estimated fair value of our ordinary shares and the exercise price of the options or other equity incentives on the date of grant. Share-based compensation expenses on each date of grant, if any, are recorded in our shareholders’ equity as additional paid-in capital with an offsetting entry recorded as deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

We have adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123 (R), beginning on January 1, 2006, under which share-based compensation expenses will be recognized generally over the vesting period of the award based on the fair value of the award on the grant date. As a result, we expect that our share-based compensation expenses will increase significantly compared to what we would have recorded under APB No. 25.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Home Inns Hong Kong is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, Home Inns Hong Kong has not been required to pay profit tax as it had no assessable profit.

Our subsidiaries and affiliated entities in China are subject to a business tax at a rate of approximately 5.5% on revenues generated from providing services and related surcharges by various local tax authorities. In addition, our subsidiaries and affiliated entities in China are generally subject to the standard enterprise income tax rate, which currently is 33%. However, some of our subsidiaries are subject to lower enterprise income tax rates due to the preferential tax treatments granted by the local tax authorities. For example, our wholly owned subsidiary, Hemei Hotel Management Company, enjoys a reduced 15% enterprise income tax rate due to its place of incorporation and operation in the Pudong New District of Shanghai.

Various local tax authorities in China have provided financial subsidies in the form of certain tax refunds to us. However, these tax authorities could reduce or eliminate any or all of these financial subsidies at any time in the future. Reduction or elimination of the financial subsidies we currently enjoy may have an adverse effect on our results of operations.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Basis of Consolidation

Our consolidated financial statements included elsewhere in this prospectus include the financial statements of Home Inns & Hotels Management Inc., its subsidiaries and variable interest entity, or VIE, subsidiaries.

We applied the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN46(R), to account for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

Under FIN46(R), a company is required to consolidate a VIE if that company has a variable interest that will absorb a majority of the expected losses, receives a majority of the entity’s expected residual returns, or both. The company that absorbs a majority of the VIE’s expected losses and receives a majority of the VIE’s expected residual returns is a primary beneficiary.

We are the primary beneficiary of four variable interest entities, Home Inns & Hotels Management (Xiamen) Co., Ltd, or Home Inns Xiamen, Home Inns & Hotels Management (Fuzhou) Co., Ltd, or Home Inns Fuzhou, Home Inns & Hotels Management (Caoxi) Co., Ltd, or Home Inns Caoxi, and Home Inns & Hotels Management (Caobao) Co., Ltd, or Home Inns Caobao, of which the principal activity generally relates to hotel management. The total registered capital of the four VIEs was RMB4.0 million (US$0.5 million) as of December 31, 2005. The entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. We have a 51% ownership interest in Home Inns Xiamen, Home Inns Fuzhou and Home Inns Caoxi and 75% ownership interest in Home Inns Caobao, and we are considered the primary beneficiary of these entities because we absorb a majority of the entities’ expected losses and receive a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in our consolidated financial statements since their incorporation in 2004.

The entities that operate the franchised-and-managed hotels are considered variable interest entities as the franchisees do not have the ability to make decisions that have a significant impact on the success of the franchise arrangement. However, as the franchisees provide all necessary capital to finance the operation of the franchised properties and absorb a majority of the expected losses, we are not considered the primary beneficiary of those entities.

Property and Equipment

We state property and equipment at cost less accumulated depreciation and accumulated impairment losses, if any. We depreciate property and equipment to write off their cost less expected residual value, on a straight line basis over their expected useful lives.

At each balance sheet date, we consider both internal and external sources of information to assess whether there is any indication that assets included in property and equipment are impaired. If any such indication exists, we estimate the recoverable amount of assets and, if less than carrying value, an impairment loss is recognized to reduce the carrying value of the assets to their recoverable amount. We recognize such impairment losses in the consolidated profit and loss account. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the underlying asset, and is recognized in the consolidated profit and loss account.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets, including separately identifiable intangible assets, and liabilities acquired. The provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, require that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The first step of the test for impairment compares the book value of our reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. We recognized no impairment for the periods presented in this prospectus.

Intangible Assets

Intangible assets consist primarily of intangible assets acquired in business combinations. We apply the criteria specified in SFAS No. 141 “Business Combinations,” or SFAS 141, to determine whether an intangible asset should be recognized separately from goodwill. We recognize intangible assets acquired through business acquisitions as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. We recognize and measure intangible assets, including favorable lease agreements and certain franchise agreements existing as of the date of acquisition, at fair value upon acquisition. Intangible assets from such business combination transactions are amortized over the remaining operating lease term or the franchise agreement term, as appropriate. We state purchased software at cost, which comprises purchase price less accumulated amortization and impairment, if any.

Impairment of Long-lived Assets and Definite-lived Intangible Assets

We review long-lived assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” or SFAS 144. We assess the recoverability of the long-lived assets and definite-lived intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. If the estimated future undiscounted cash flows are less than the carrying value, an indication of impairment is present and we recognize a loss for the difference between fair value, using the expected discounted cash flows, and the carrying value of the assets. We use estimates and judgments in these impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. We recognised no impairment for the periods presented.

Provisions for Customer Reward Program

We invite our customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. We commenced charging a one-time membership fee after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as a provision for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying statement of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2004 and 2005 and June 30, 2006, we made provisions of RMB68,275, RMB776,645 (US$97,150) and RMB1,667,335 (US$208,565), respectively, based on the estimated liabilities under the customer reward program.

Revenue Recognition

Revenue from leased-and-operated hotels represents primarily room rentals and food and beverage sales from the leased-and-operated hotels. We recognize such revenues when goods and services are delivered.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which approximate 5% to 6% of the room revenues of the franchised hotels. The one-time franchise fee is recognized when the franchise hotel opens for business, the fee becomes non-refundable, and we have fulfilled all of our commitments and obligations, including assisting the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements, including system maintenance and support fee and central reservation system usage fee, are recognized when services are provided.

Given the limited history in operating Home Inn’s customer reward program, we recognize all one-time membership fees as deferred revenue when received. We will recognize revenues from the one-time membership fees when the customers are no longer entitled to the benefits of the membership card, or over the estimate average customer relationship period upon having sufficient history to reliably estimate the customer relationship period.

Share-based Compensation

Prior to December 31, 2005, we accounted for share-based compensation arrangements in accordance with Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB No. 25, and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, or SFAS No. 123. Under APB No. 25, compensation cost is recognized based on the difference, if any, between the estimated fair value of the ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS No. 123(R), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), we applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Under the prospective transition method, we continued to account for non-vested awards outstanding under the provisions of APB No. 25. Only awards granted (or modified, repurchased, or cancelled) after the adoption of SFAS No. 123(R) were accounted for under the provisions of SFAS No. 123(R).

We adopted an employee’s stock option plan in 2003 and granted options to our directors, officers and other employees under the option plan. The following table sets forth a summary of our option grants since the beginning of 2004.

Date of Grant	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price (in US$)	Fair Value of Ordinary Shares (in US$)	Type of Valuation
03/01/2004	604,182	0.3309	0.1239	(1)
09/01/2004	542,428	0.3309	0.7589	(1)
01/01/2005	461,589	0.3309	0.9324	(1)
07/01/2005	180,000	1.5310	1.3327	(1)
12/01/2005	586,483	2.2500	1.9730	(1)
03/01/2006	300,000	1.5310	2.7170	(2)
03/17/2006	510,000	2.7170	2.7170	(2)
07/04/2006	302,000	3.2020	3.2020	(2)
10/02/2006	659,000	(3)	(3)	(4)

(1)	Retrospective valuation by the independent appraiser.
(2)	Contemporaneous valuation by the independent appraiser.
(3)	Midpoint of the estimated price range for this offering.
(4)	Good faith determination by our board of directors.

Determination of the amount of share-based compensation expense to be recognized requires significant judgment, including, most importantly, the estimated fair value of our ordinary shares underlying the options as of each date of grant. We have engaged an independent appraiser, American Appraisal China Limited, or AA, to assist in the determination of the fair value of our ordinary shares underlying options as of each date of grant since January 1, 2004. Determining the fair value of ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant.

In assessing the fair value of our ordinary shares, AA considered the following principal factors:

•	the nature of our company since our inception;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business and market;

•	the nature and prospects of the lodging industry in China;

•	the market-derived investment returns of entities engaged in the hotel operation business;

•	the growth of our operations; and

•	our business risks.

AA believes the income approach, also known as the discounted cash flow, or DCF, approach, to be most relevant and reliable only if it is a contemporaneous valuation in which the key assumptions exist at the valuation date and are not biased by hindsight. As we were a young, start-up company prior to 2006 and did not prepare cash flow projections during the period, AA adopted the market approach to determine the fair values of our ordinary shares as of various dates in 2004 and 2005. Under this approach, financial ratios and market price data of comparable companies are analyzed. Ten comparable companies were selected primarily based on the nature of the business, the geographical location and the consideration of other market participants. The ten companies selected are primarily engaged in the hotel operation business. AA determined market multiples of the comparable companies based on the latest available financial information. The market multiples were then adjusted to take into account our growth and business risk. The market multiples so derived were applied to our performance indicators and discounted to reflect the lack of liquidity.

AA used a combination of the income approach and the market approach to assess the fair value of our ordinary shares in 2006. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The major assumptions used in deriving the fair values are consistent with our business plan, including:

•	opening schedule of new hotels;

•	average occupancy rate;

•	average daily room rate; and

•	operating margins.

Other major assumptions used by AA in calculating the fair values of our ordinary share in 2006 include the following:

•	Weight of DCF and market multiples: The independent appraiser assigned 60% weight to the DCF approach and 40% weight to the market multiples approach because we had achieved better visibility of future earnings at the time, which made the DCF approach more meaningful.

•	Weighted average costs of capital, or WACC: WACC of between 15% and 16.5% were used. This was the combined result of the changes in risk-free rate, industry average beta, and the decrease in our company-specific risk as we continued to grow and meet important milestones.

•	Capital market valuation multiples: The independent appraiser obtained and assessed updated capital market valuation data of ten comparable companies.

•	Lack of marketability discount, or LOMD: The independent appraiser quantified the LOMD by the Black-Scholes option-pricing model. This method treats the right to sell our ordinary shares freely before a liquidity event as a put option. The farther the valuation date is from a liquidation event, the higher the option value and thus the higher the implied LOMD. The LOMD was determined to be 6.9%.

The above assumptions used by AA in deriving the fair values were consistent with our business plan and major milestones achieved by us. AA also used other general assumptions, including the following:

•	no material changes in the existing political, legal, fiscal and economic conditions and travel industry in China;

•	no major changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in China;

•	exchange rates between the Renminbi and U.S. dollars will not differ materially from current rates;

•	our future growth will not be constrained by the lack of funding;

•	our ability to retain competent management and key personnel to support our ongoing operations; and

•	industry trends and market conditions for hotel and related industries will not deviate significantly from economic forecasts.

These assumptions are inherently uncertain. The increase in the fair value of our ordinary shares from January 2004 to July 2006 was primarily attributable to the growth of our revenues and net income as well as the number of hotels in operation as indicated in the table below. In addition, the rapid and substantial expansion of Home Inns hotels during the period has proved the viability of our business strategy and execution capability and enhanced our credibility, as demonstrated by our successful financings through issuance of preferred shares to unrelated third-party investors and obtaining credit facilities from commercial banks.

As of and for the Quarter Ended	Revenues (in RMB thousands)	Net Income (in RMB thousands)	No. of Hotels in Operation	Other Major Milestones
03/31/2004	—	1,922	14
06/30/2004	25,580	1,648	17	Obtaining control of Home Inns Beijing
09/30/2004	32,769	1,864	24
12/31/2004	37,651	534	26
03/31/2005	45,275	3,126	36	Obtaining RMB40 million financing through issuance of Series C preferred shares to unrelated third-party investors
06/30/2005	64,131	5,179	44	Obtaining financing from BTG in the form of an RMB80 million credit facility provided by a commercial bank entrusted by BTG
09/30/2005	77,733	5,199	54
12/31/2005	98,722	7,431	68	Obtaining RMB20 million unsecured loans from a commercial bank in China
03/31/2006	110,672	7,885	75
06/30/2006	138,387	19,364	82	Obtaining RMB46 million unsecured loans from a commercial bank in China

Share-based compensation expense recognized for the years ended December 31, 2003, 2004 and 2005 amounted to nil, RMB149,705 and RMB959,826 (US$120,064), respectively, and for the six months ended June 30, 2006, amounted to RMB1,035,145 (US$129,485).

Although it is reasonable to expect that the completion of this offering may increase the value of our ordinary shares underlying outstanding options as a result of the increased liquidity and marketability of our shares, the amount of such additional value could not be measured with precision or certainty at the time of the appraisals. With respect to the options granted on October 2, 2006, our board of directors determined that the midpoint of the estimated price range for this offering would be a reasonable measure of the fair value of our ordinary shares as of that date as we had made significant progress in connection with this offering.

Taxation

Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized. In doing so, management must make judgments and estimates as to whether we have future taxable income available to utilize the deferred tax assets. As of December 31, 2004 and 2005 and June 30, 2006, we had deferred tax assets of RMB5,166,186 and RMB15,295,113 (US$1,913,252) and RMB18,248,764 (US$2,282,722), respectively. No valuation allowance was made against the deferred tax assets as of December 31, 2004 and 2005 and as of June 30, 2006.

Selected Operating Data

The following table presents certain selected operating data of our company as of and for the dates and periods indicated. We present operating data for 2003 and 2004 to include those of Home Inns Beijing since Home Inns Beijing was managed by us throughout these two years. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2003	2004	2005	2005	2006
Operating Data:
Total hotels in operation:
Leased-and-operated hotels(1)	10	18	54	34	63
Franchised-and-managed hotels	0	8	14	10	19
Total rooms	1,131	2,991	8,197	5,372	9,707
Geographic coverage:
Number of cities	4	8	22	11	26
Occupancy rate (as a percentage)	72.4	86.8	89.8	86.6	93.8
Average daily rate (in RMB)	175	191	182	184	181
RevPAR (in RMB)	127	166	163	159	170

(1)	Include four hotels operated through separate joint ventures with third parties. We own 75% of one joint venture and 51% of each of the other three joint ventures.

Results of Operations

In April 2002, we and BTG formed Home Inns Beijing to operate economy hotels in China. We and BTG owned 55% and 45%, respectively, of Home Inns Beijing upon its formation. We have been actively managing Home Inns Beijing since it commenced operations in 2002. Subsequently, Home Inns Hong Kong gradually increased its ownership interest in Home Inns Beijing by contributing additional funds to the registered capital of Home Inns Beijing. Home Inns Hong Kong increased its ownership interest in Home Inns Beijing to 95.59% as of February 2005. In April 2004, we and Beijing Capital Travel, a subsidiary of BTG, entered into a revised joint venture agreement under which we gained control of Home Inns Beijing, which has been our consolidated subsidiary since then. For periods prior to April 2004, we accounted for our interest in Home Inns Beijing using the equity method as BTG had the participation rights in certain decisions in the ordinary course of business of Home Inns Beijing.

The following table sets forth certain unaudited financial data relating to our consolidated results of operations in 2003 and 2004 assuming we had held a 93.47% interest in Home Inns Beijing and consolidated Home Inns Beijing throughout 2003 and 2004. This information has been derived from Note 7 to our consolidated financial statements included elsewhere in this prospectus and is presented below for you to have a better understanding of the financial results of the Home Inns hotel chain in these two periods.

	For the Year Ended December 31,
	2003	2004
	RMB	RMB
	(in thousands)
Net revenues	42,180	109,128
Income from operations	2,180	12,550
Net income	1,842	6,820

Our Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the eight quarters in the period ended June 30, 2006. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our business has grown rapidly and substantially since we commenced operations in April 2002. Our limited operating history makes it difficult to predict future operating results. We believe that the quarter-to-quarter comparison of operating results should not be relied upon as being indicative of results for any future quarters or for a full year.

	For the Three Months Ended
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006
	(in RMB thousands)
Consolidated Statement of Operations Data:
Revenues:
Leased-and-operated hotels	31,451	36,757	44,203	62,775	75,939	97,031	108,681	134,811
Franchised-and-Managed hotels	1,318	894	1,072	1,356	1,794	1,691	1,991	3,576

Total revenues	32,769	37,651	45,275	64,131	77,733	98,722	110,672	138,387

Less: Business tax and related surcharges	(1,702)	(2,030)	(2,848)	(3,821)	(4,370)	(5,792)	(5,908)	(7,436)

Net revenues	31,067	35,621	42,427	60,310	73,363	92,930	104,764	130,951

Operating costs and expenses(1):
Leased-and-operated hotel costs:
Rents and utilities	(10,356)	(13,094)	(15,797)	(20,904)	(26,825)	(31,257)	(36,512)	(37,464)
Personnel costs	(4,347)	(4,939)	(6,435)	(9,347)	(10,542)	(14,901)	(17,711)	(18,791)
Consumables, food and beverage	(2,113)	(2,640)	(2,857)	(4,752)	(5,839)	(7,317)	(8,166)	(9,645)
Depreciation and amortization	(1,861)	(2,104)	(3,843)	(4,985)	(5,903)	(8,603)	(9,078)	(10,652)
Others	(3,016)	(2,432)	(3,913)	(5,870)	(7,713)	(8,603)	(11,642)	(11,380)

Total leased-and-operated hotel costs	(21,693)	(25,209)	(32,845)	(45,858)	(56,822)	(70,681)	(83,109)	(87,932)

Sales and marketing expenses	(606)	(919)	(971)	(1,783)	(2,046)	(2,891)	(1,683)	(2,215)
General and administrative expenses	(4,277)	(7,957)	(5,775)	(4,563)	(6,184)	(8,014)	(7,271)	(13,627)

Total operating costs and expenses	(26,576)	(34,085)	(39,591)	(52,204)	(65,052)	(81,586)	(92,063)	(103,774)

Income from operations	4,491	1,536	2,836	8,106	8,311	11,344	12,701	27,177

Interest income	12	57	28	68	47	80	68	223
Interest expense	(49)	(8)	—	—	(215)	(494)	(1,149)	(1,570)
Other non-operating income	—	67	1,813	62	117	154	50	1,650

Income before income tax expense, minority interests and share of income (loss) of affiliated companies	4,454	1,652	4,677	8,236	8,260	11,084	11,670	27,480

Income tax expense	(2,773)	(1,015)	(935)	(1,657)	(1,661)	(2,272)	(2,739)	(6,465)
Minority interests	183	(103)	(616)	(1,400)	(1,400)	(1,381)	(1,046)	(1,651)

Net Income	1,864	534	3,126	5,179	5,199	7,431	7,885	19,364

(1) Share-based compensation expenses are included in our operating costs and expenses as follows:
Leased-and-operated hotel cost - personnel costs	2	2	2	2	2	2	3	3
General and administrative expenses	28	113	233	249	230	240	344	685

Our quarterly revenues, operating income and net income have experienced continued growth for the eight quarters in the period ended June 30, 2006, except that we experienced a sequential decrease in our operating income and net income in the quarter ended December 31, 2004. This decrease was primarily due to an increase in pre-operating expenses of the hotels under development. Our net income for the quarter ended June 30, 2006 increased substantially compared to the preceding quarter. This increase was mainly because the number of leased-and-operated hotels that had commenced operations for over six months increased significantly from 41 in the quarter ended March 31, 2006 to 54 in the quarter ended June 30, 2006.

The following table presents certain selected operating data of our company as of and for the eight quarters in the period ended June 30, 2006. We present operating data for 2003 and 2004 as if we had consolidated Home Inns Beijing throughout the relevant periods.

	For the Three Months Ended
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006
Operating Data:
Total hotels in operation:
Leased-and-operated hotels	17	18	26	34	41	54	60	63
Franchised-and-managed hotels	7	8	10	10	13	14	15	19
Total rooms	2,743	2,991	4,269	5,372	6,512	8,197	8,972	9,707
Geographic coverage:
Number of cities	7	8	10	11	13	22	23	26
Occupancy rate (as a percentage)	92.2	86.4	81.6	90.4	93.1	90.9	89.5	97.7
Average daily rate (in RMB)	192	193	183	184	181	181	175	186
RevPAR (in RMB)	177	167	149	166	169	165	157	182

Our Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our business has grown rapidly and substantially since we commenced operations in April 2002. Our limited operating history makes it difficult to predict future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2003		2004		2005			2005		2006
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)	(unaudited)
	(in thousands except percentages)
Consolidated Statement of Operations Data:
Revenues:
Leased-and-operated hotels	—	—	93,687	97.6	279,948	35,018	97.9	106,978	97.8	243,492	30,458	97.8
Franchised-and-managed hotels	—	—	2,313	2.4	5,913	740	2.1	2,428	2.2	5,567	696	2.2

Total revenues	—	—	96,000	100.0	285,861	35,758	100.0	109,406	100.0	249,059	31,154	100.0

Less: Business tax and related surcharges	—	—	(5,101)	(5.3)	(16,830)	(2,105)	(5.9)	(6,669)	(6.1)	(13,344)	(1,669)	(5.4)

Net revenues	—	—	90,899	94.7	269,031	33,653	94.1	102,737	93.9	235,715	29,485	94.6

Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	—	—	(30,703)	(32.0)	(94,784)	(11,856)	(33.2)	(36,701)	(33.5)	(73,976)	(9,254)	(29.7)
Personnel costs	—	—	(12,949)	(13.5)	(41,225)	(5,157)	(14.4)	(15,782)	(14.4)	(36,502)	(4,566)	(14.7)
Depreciation and amortization	—	—	(5,681)	(5.9)	(23,335)	(2,919)	(8.2)	(8,828)	(8.1)	(19,730)	(2,468)	(7.9)
Consumables, food and beverage	—	—	(6,441)	(6.7)	(20,765)	(2,598)	(7.3)	(7,609)	(7.0)	(17,811)	(2,228)	(7.2)
Others	—	—	(8,162)	(8.5)	(26,100)	(3,265)	(9.1)	(9,783)	(8.9)	(23,022)	(2,880)	(9.2)
Total leased-and-operated hotel costs	—	—	(63,936)	(66.6)	(206,209)	(25,795)	(72.2)	(78,703)	(71.9)	(171,041)	(21,396)	(68.7)

Sales and marketing expenses	—	—	(2,112)	(2.2)	(7,691)	(962)	(2.7)	(2,754)	(2.5)	(3,898)	(488)	(1.6)
General and administrative expenses	(365)	—	(15,983)	(16.6)	(24,535)	(3,069)	(8.5)	(10,338)	(9.4)	(20,898)	(2,613)	(8.4)

Total operating costs and expenses	(365)	—	(82,031)	(85.4)	(238,435)	(29,826)	(83.4)	(91,795)	(83.9)	(195,837)	(24,497)	(78.6)

Income (loss) from operations	(365)	—	8,868	9.3	30,596	3,827	10.7	10,942	10.0	39,878	4,988	16.0

Interest income (expense), net	1	—	(9)	(0.0)	(486)	(61)	(0.2)	96	0.1	(2,428)	(304)	(1.0)

Other non-operating income	—	—	324	0.3	2,146	269	0.8	1,875	1.7	1,700	213	0.7
Income tax expense	—	—	(5,738)	(6.0)	(6,526)	(817)	(2.3)	(2,592)	(2.4)	(9,204)	(1,151)	(3.7)
Minority interests	—	—	552	0.6	(4,797)	(600)	(1.7)	(2,016)	(1.8)	(2,697)	(337)	(1.1)
Share of income of affiliated companies	1,878	—	1,972	2.1	—	—	—	—	—	—	—	—

Net income	1,514	—	5,969	6.3	20,933	2,618	7.3	8,305	7.6	27,249	3,409	10.9

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Revenues. Our total revenues increased by 127.7% from RMB109.4 million for the first half of 2005 to RMB249.1 million (US$31.2 million) for the first half of 2006.

•	Leased-and-Operated Hotels. Revenues from our leased-and-operated hotels increased by 127.6% from RMB107.0 million for the first half of 2005 to RMB243.5 million (US$30.5 million) for the first half of 2006. This increase was primarily due to our expansion of leased-and-operated hotels from 34 hotels and 4,124 rooms as of June 30, 2005 to 63 hotels and 7,579 rooms as of June 30, 2006.

•	Franchised-and-Managed Hotels. Revenues from our franchised-and-managed hotels increased by 133.3% from RMB2.4 million for the first half of 2005 to RMB5.6 million (US$0.7 million) for the first half of 2006. This growth was primarily due to an increase in the number of franchised-and-managed hotels from ten hotels with 1,248 rooms as of June 30, 2005 to 19 hotels with 2,128 rooms as of June 30, 2006.

Operating Costs and Expenses. Our total operating costs and expenses increased substantially from RMB91.8 million for the first half of 2005 to RMB195.8 million (US$24.5 million) for the first half of 2006. This increase resulted from increases in all of our cost and expense line items as our hotel operations substantially expanded in the first half of 2006.

•	Leased-and-Operated Hotel Costs. Our leased-and-operated hotel costs increased substantially from RMB78.7 million for the first half of 2005 to RMB171.0 million (US$21.4 million) for the first half of 2006. This increase was primarily because all items comprising our leased-and-operated hotel costs increased substantially as we expanded our leased-and-operated hotels from 34 hotels and 4,124 rooms as of June 30, 2005 to 63 hotels and 7,579 rooms as of June 30, 2006.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased from RMB2.8 million for the first half of 2005 to RMB3.9 million (US$0.5 million) for the first half of 2006. This increase was primarily due to increased marketing and promotional expenses in connection with 14 new hotels that opened during the first half of 2006.

•	General and Administrative Expenses. Our general and administrative expenses increased by 102.9% from RMB10.3 million for the first half of 2005 to RMB20.9 million (US$2.6 million) for the first half of 2006, primarily due to an increase in the total compensation and benefits for our administrative staff as a result of our hiring of over 80 new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations and the third-party professional fees we incurred during the first half of 2006.

Income from Operations. Our income from operations increased by 266.1% from RMB10.9 million for the first half of 2005 to RMB39.9 million (US$5.0 million) for the first half of 2006 as a cumulative result of the above factors.

Interest Income (Expense), Net. Our net interest expense was RMB2.4 million (US$0.3 million) for the first half of 2006, primarily due to the interest accrued on our loans during the first half of 2006. We had net interest income of RMB0.1 million in the first half of 2005 primarily due to the interest accrued on our proceeds from the issuance of series C preferred shares in January 2005.

Income Tax Expenses. Our income tax expenses increased by 253.8% from RMB2.6 million for the first half of 2005 to RMB9.2 million (US$1.2 million) for the first half of 2006, primarily because of the increased income of our operating subsidiaries in China.

Minority Interest. Minority interest represents BTG’s share of our net income based on its equity interest in Home Inns Beijing and our joint venture partners’ share of the net income of the four leased-and-operated hotels owned by the joint ventures. Minority interest increased from RMB2.0 million for the first half of 2005 to RMB2.7 million (US$0.3 million) for the first half of 2006, due to our increased net income for the first half of 2006.

Net Income. As a result of the foregoing, we had net income of RMB27.2 million (US$3.4 million) for the first half of 2006, an increase of 227.7% from net income of RMB8.3 million for the first half of 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Our total revenues increased by 197.8% from RMB96.0 million in 2004 to RMB285.9 million (US$35.8 million) in 2005. In addition to the reasons discussed below, the revenue increase was also due to the effect of our consolidation of Home Inns Beijing since April 2004.

•	Leased-and-operated Hotels. Revenues from our leased-and-operated hotels increased by 198.7% from RMB93.7 million in 2004 to RMB279.9 million (US$35.0 million) in 2005. This increase was primarily due to our substantial expansion of leased-and-operated hotels from 18 hotels and 2,060 rooms as of December 31, 2004 to 54 hotels and 6,555 rooms as of December 31, 2005.

•	Franchised-and-managed Hotels. Revenues from our franchised-and-managed hotels increased substantially from RMB2.3 million in 2004 to RMB5.9 million (US$0.7 million) in 2005. This growth was primarily due to an increase in the number of franchised-and-managed hotels from eight hotels with 931 rooms as of December 31, 2004 to 14 hotels with 1,642 rooms as of December 31, 2005.

Operating Costs and Expenses. Our total operating costs and expenses increased substantially from RMB82.0 million in 2004 to RMB238.4 million (US$29.8 million) in 2005. This increase resulted from increases in all of our cost and expense line items as we substantially expanded our operations in 2005 and consolidated Home Inns Beijing in April 2004.

•	Leased-and-operated Hotel Costs. Our leased-and-operated hotel costs increased substantially from RMB63.9 million in 2004 to RMB206.2 million (US$25.8 million) in 2005. This increase was primarily because all items comprising our leased-and-operated hotel costs increased substantially as we expanded our leased-and-operated hotels from 18 hotels and 2,060 rooms as of December 31, 2004 to 54 hotels and 6,555 rooms as of December 31, 2005.

•	Sales and Marketing Expenses. Our sales and marketing expenses increased substantially from RMB2.1 million in 2004 to RMB7.7 million (US$1.0 million) in 2005. This increase was primarily due to increased marketing and promotional expenses in connection with 42 new hotels that opened in 2005.

•	General and Administrative Expenses. Our general and administrative expenses increased by 53.1% from RMB16.0 million in 2004 to RMB24.5 million (US$3.1 million) in 2005, primarily due to an increase in the total compensation and benefits for our administrative staff as a result of our hiring of over 60 new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations in 2005.

Income from Operations. Our income from operations increased by 243.8% from RMB8.9 million in 2004 to RMB30.6 million (US$3.8 million) in 2005 as a cumulative result of the above factors.

Interest Income (Expense), Net. Our net interest expense increased substantially from RMB9.0 thousand in 2004 to RMB0.5 million (US$0.1 million) in 2005, primarily due to the interest accrued on our loans from BTG in 2005.

Share of Income of Affiliated Companies. Our share of income of affiliated companies decreased from RMB2.0 million in 2004 to nil in 2005 because we consolidated Home Inns Beijing in April 2004.

Income Tax Expenses. Our income tax expenses increased by 14.0% from RMB5.7 million in 2004 to RMB6.5 million (US$0.8 million) in 2005, primarily because of the increased income of our operating subsidiaries in China.

Minority Interest. Minority interest represents BTG’s share of our net income based on its equity interest in Home Inns Beijing and our joint venture partners’ share of the net income of the four leased-and-operated hotels owned by the joint ventures. Minority Interest increased substantially from RMB0.6 million in 2004 to RMB4.8 million (US$0.6 million) in 2005, due to our consolidation of Home Inns Beijing since April 2004 as well as our increased net income in 2005.

Net Income. As a result of the foregoing, we had net income of RMB20.9 million (US$2.6 million) in 2005, an increase of 248.3% from net income of RMB6.0 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Prior to April 2004, we accounted for our interest in Home Inns Beijing using the equity method. Home Inns Beijing was our material operating entity that recognized all of the revenues and incurred related operating costs and expenses for our hotels prior to April 2004. Consequently, we had no revenues, but only immaterial operating costs and expenses in 2003. Accordingly, we do not believe our consolidated results of operations for 2003 and 2004 provide a meaningful basis for comparison and discussion. However, the following discussion of the results of operations of Home Inns Beijing in 2003 and 2004 provides an indication of the financial performance of the Home Inns hotel chain, which was not consolidated into our results of operations prior to April 2004.

Home Inns Beijing’s Results of Operations in 2003 and 2004

The following table sets forth a summary of Home Inns Beijing’s consolidated results of operations both in absolute amount and as a percentage of total revenues for the periods indicated. This information should be read together with Home Inns Beijing’s consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended December 31,
	2003	%	2004	%
	(in RMB thousands except percentages)
Consolidated Statement of Operations Data:
Revenues:
Leased-and-operated hotels	43,842	100.0	112,914	97.9
Franchised-and-managed hotels	—	—	2,364	2.1

Total revenues	43,842	100.0	115,278	100.0

Less: Business tax and related surcharges	(1,662)	(3.8)	(6,150)	(5.3)

Net revenues	42,180	96.2	109,128	94.7

Operating costs and expenses:
Leased-and-operated hotel costs:
Rents and utilities	(13,900)	(31.7)	(36,462)	(31.6)
Personnel costs	(6,677)	(15.2)	(15,653)	(13.6)
Consumables, food and beverage	(3,268)	(7.5)	(8,149)	(7.1)
Depreciation and amortization	(2,179)	(5.0)	(6,685)	(5.8)
Others	(5,720)	(13.0)	(10,019)	(8.7)

Total leased-and-operated hotel costs	(31,744)	(72.4)	(76,968)	(66.8)

Sales and marketing expenses	(2,142)	(4.9)	(2,564)	(2.2)
General and administrative expenses	(5,604)	(12.8)	(16,607)	(14.4)

Total operating costs and expenses	(39,490)	(90.1)	(96,139)	(83.4)

Income from operations	2,690	6.1	12,989	11.3

Interest income (expense), net	86	0.2	(15)	0.0

Other non-operating income	30	0.1	328	0.3
Income tax expense	(318)	(0.7)	(6,861)	(6.0)
Minority interests	—	0.0	1,294	1.1

Net income	2,488	5.7	7,735	6.7

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003.

Revenues. Home Inns Beijing’s total revenues increased by 163.2% from RMB43.8 million in 2003 to RMB115.3 million in 2004.

•	Leased-and-operated Hotels. Revenues from leased-and-operated hotels increased by 157.8% from RMB43.8 million in 2003 to RMB112.9 million in 2004. This increase was primarily due to Home Inns Beijing’s substantial expansion of leased-and-operated hotels from 10 hotels with 1,131 rooms as of December 31, 2003 to 18 hotels with 2,060 rooms as of December 31, 2004.

•	Franchised-and-managed Hotels. Revenues from franchised-and-managed hotels increased from nil in 2003 to RMB2.4 million in 2004. This change was primarily because Home Inns Beijing had eight franchised-and-managed hotels in operation with 931 rooms as of December 31, 2004, compared to no such hotel in operation as of December 31, 2003.

Operating Costs and Expenses. Home Inns Beijing’s total operating costs and expenses increased by 143.3% from RMB39.5 million in 2003 to RMB96.1 million in 2004. This increase resulted from increases in all cost and expense line items due to the substantial expansion of the Home Inn hotel chain.

•	Leased-and-operated Hotel Costs. Leased-and-operated hotel costs increased substantially from RMB31.7 million in 2003 to RMB77.0 million in 2004. This increase was primarily because all items comprising Home Inns Beijing’s leased-and-operated hotel costs increased substantially as it expanded its leased-and-operated hotels from 10 hotels with 1,131 rooms as of December 31, 2003 to 18 hotels with 2,060 rooms as of December 31, 2004.

•	Sales and Marketing Expenses. Home Inns Beijing’s sales and marketing expenses increased substantially from RMB2.1 million in 2003 to RMB2.6 million in 2004. This increase was primarily due to increased marketing and promotional expenses in connection with 16 new hotels that opened in 2004.

•	General and Administrative Expenses. Home Inns Beijing’s general and administrative expenses increased by 196.4% from RMB5.6 million in 2003 to RMB16.6 million in 2004, primarily due to an increase in the total compensation and benefits for its administrative staff as a result of Home Inns Beijing’s hiring of over 45 new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support the expanded operations in 2004.

Income From Operations. Home Inns Beijing’s income from operations increased substantially from RMB2.7 million in 2003 to RMB13.0 million in 2004 as a cumulative result of the above factors.

Interest Income (Expense), Net. Home Inns Beijing had net interest income of RMB0.1 million in 2003 and had net interest expense of RMB0.02 million in 2004, primarily due to the interest earned on its bank deposits in 2003 and the interest accrued on the short-term borrowing in 2004.

Income Tax Expense. Home Inns Beijing’s income tax expenses increased substantially from RMB0.3 million in 2003 to RMB6.9 million in 2004, primarily due to the substantial increase in its income from operations.

Minority Interest. Minority interest represents our joint venture partners’ share of the net income of the four leased-and-operated hotels owned by the joint ventures. Home Inns Beijing did not have minority interest in 2003 because the joint ventures owning the four hotels were established in 2004.

Net Income. As a result of the foregoing, Home Inns Beijing had net income of RMB7.7 million in 2004, compared to net income of RMB2.5 million in 2003.

Our Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, our sale of ordinary shares and preferred shares through private placements, as well as borrowings from BTG and third-party lenders. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions. As of June 30, 2006, we had entered into binding contracts with lessors of 33 properties for our leased-and-operated hotels under development. We expect to incur an additional RMB140.0 million (US$17.5 million) in capital expenditures in connection with the completion of the leasehold improvements of these hotels. To support this planned expansion, we currently expect to hire approximately 900 to 1,200 new employees for hotel operations and approximately 15 to 20 new employees for our corporate office and expect to incur additional personnel costs ranging from RMB80.0 million (US$10.0 million) to RMB110.0 million (US$13.8 million) per year in connection with this anticipated headcount increase. We intend to fund this planned expansion with our operating cash flow, existing cash balance and the remaining funds available under our credit facilities, the latter of which amounted to approximately RMB24.0 million (US$3.0 million) as of September 30, 2006.

We have incurred a working capital deficit resulting primarily from payables relating to the cost of leasehold improvements. Our current assets are insufficient to cover our current liabilities. As of December 31, 2004 and 2005 and June 30, 2006, our net current liabilities amounted to RMB5.5 million, RMB62.8 million and RMB83.6 million (US$10.5 million), respectively. We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance and the remaining funds available under our credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2003	2004	2005		2005	2006
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Net cash (used in) provided by operating activities	(340)	28,664	70,604	8,832	20,789	64,815	8,108
Net cash used in investing activities	(28,945)	(42,319)	(159,339)	(19,932)	(60,564)	(88,024)	(11,011)
Net cash provided by financing activities	38,830	28,605	100,170	12,530	40,329	66,463	8,314

Net increase in cash and cash equivalents	9,545	14,950	11,435	1,430	554	43,254	5,411
Cash and cash equivalents at beginning of period	1,797	11,342	26,292	3,289	26,292	37,727	4,719

Cash and cash equivalents at end of the period	11,342	26,292	37,727	4,719	26,846	80,981	10,130

Operating Activities

We have financed our operating activities primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations beyond the next twelve months with operating cash flow, existing cash balances and the portion of the net proceeds from this offering remaining after repayment of part of our indebtedness.

Net cash provided by operating activities increased substantially to RMB64.8 million (US$8.1 million) for the first half of 2006. The increase resulted from our expanded operations in the first half of 2006 and was mainly attributable to several factors, including (i) our net income of RMB27.2 million (US$3.4 million) for the first half of 2006, (ii) an add-back of non-cash depreciation and amortization expenses of RMB20.1 million (US$2.5 million), (iii) an increase in deferred revenues of RMB7.3 million (US$0.9 million), and (iv) an increase in deferred rental of RMB6.6 million (US$0.8 million), offset in part by the increases in prepayments and other current assets. These changes were primarily attributable to the expansion of the Home Inns hotel chain from 44 hotels with 5,372 hotel rooms as of June 30, 2005 to 82 hotels with 9,707 hotel rooms as of June 30, 2006. Net cash provided by operating activities amounted to RMB70.6 million (US$8.8 million) in 2005. The increase was mainly attributable to several factors, including (i) our net income of RMB20.9 million (US$2.6 million), (ii) an add-back of non-cash depreciation and amortization expenses of RMB23.8 million (US$3.0 million), (iii) a substantial increase in deferred rental of RMB14.6 million (US$1.8 million), (iv) an increase in income tax payable of RMB7.6 million (US$1.0 million), and (v) an increase in deferred revenues of RMB5.9 million (US$0.7 million). These changes were primarily attributable to the expansion of the Home Inns hotel chain from 26 hotels with 2,991 hotel rooms as of December 31, 2004 to 68 hotels with 8,197 hotel rooms as of December 31, 2005. Net cash provided by operating activities amounted to RMB28.7 million in 2004. This was primarily due to a net income of RMB6.0 million, an add-back of non-cash expenses including depreciation and amortization, and an increase in other payables and accruals. These changes were primarily attributable to the expansion of the Home Inns hotel chain from 10 hotels with 1,131 hotel rooms as of December 31, 2003 to 26 hotels with 2,991 hotel rooms as of December 31, 2004, as well as our consolidation of Home Inns Beijing since April 2004.

Investing Activities

Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels. Net cash used in investing activities increased from RMB60.6 million during the first half of 2005 to RMB88.0 million (US$11.0 million) during the first half of 2006, primarily due to an increase in our leasehold improvements and purchase of furniture, fixture and equipment used in an increased number of leased-and-operated hotels in the first half of 2006. Net cash used in investing activities increased from RMB42.3 million in 2004 to RMB159.3 million (US$19.9 million) in 2005, primarily due to a substantial increase in our leasehold improvements and purchase of equipment and fixtures used in an increased number of leased-and-operated hotels in 2005. Net cash used in investing activities increased from RMB28.9 million in 2003 to RMB42.3 million in 2004, primarily due to our purchase of equipment and fixtures used in an increased number of leased-and-operated hotels in 2004, partially offset by net cash acquired in connection with our consolidation of Home Inns Beijing in 2004.

Financing Activities

Our financing activities consist of issuance and sale of our shares to investors and related parties and borrowings from a related party and other third-party lenders. The following table sets forth a summary of our outstanding indebtedness as of September 30, 2006:

Lender	Date of Loan Initiation	Due Date	Principal (in RMB)	Principal (in US$)	Interest Rate
BTG	07/15/2005	07/14/2008	20,000,000	2,501,783	6.1747%
BTG	09/07/2005	09/06/2008	10,000,000	1,250,891	6.1747%
BTG	10/18/2005	10/17/2007	10,000,000	1,250,891	6.1747%
BTG	01/11/2006	01/10/2008	20,000,000	2,501,783	6.1747%
China Merchants Bank	04/29/2006	10/28/2006	40,000,000	5,003,565	5.40%
China Merchants Bank	05/30/2006	11/29/2006	6,000,000	750,535	5.40%
China Merchants Bank	08/21/2006	02/20/2007	20,000,000	2,501,783	5.58%
China Merchants Bank	09/11/2006	03/10/2007	20,000,000	2,501,783	5.022%

We are required under each loan or financing transaction agreement to notify the lender in advance before we enter into a material merger and acquisition, spin-off, corporate reorganization, new joint venture or sale of material assets transaction. None of our lenders have the right to prevent us from entering into any of these transactions. In addition, under the financing transaction agreement between us and BTG, in the event of default by us under the agreement, BTG has the right to enforce its rights by choosing one of the following options: (i) requesting liquidation of Home Inns Hong Kong or Home Inns Beijing; (ii) converting the total principal amount of the loans into 11.15% of the equity interest in Home Inns Hong Kong if the net assets of Home Inns Hong Kong on the date of default exceeds its net assets as of June 2005; or (iii) converting the total principal amount of the loans into equity interest in Home Inns Beijing at a price determined based on the valuation of Home Inns Hong Kong at RMB663.5 million (US$83.0 million), if the value of the net assets of Home Inns Beijing exceeds RMB663.5 million (US$83.0 million) on the date of default.

As of September 30, 2006, the remaining funds available under our credit facilities in the aggregate amounted to approximately RMB24.0 million (US$3.0 million). Our loans from China Merchants Bank were drawn under a revolving credit facility which allows us to renew each loan for additional six-month terms at the same interest rate upon expiration of the initial term. We have renewed the loan from China Merchants Bank originally due on August 20, 2006 for an additional six-month term and plan to renew other loans from China Merchants Bank when they become due.

Net cash provided by financing activities increased from RMB40.3 million for the first half of 2005 to RMB66.5 million (US$8.3 million) for the first half of 2006. In the first half of 2006, we borrowed a total of RMB86.0 million (US$10.8 million) from a third-party lender and BTG to fund the rapid expansion of our hotel chain throughout China. Net cash provided by financing activities in the first half of 2005 consisted solely of the proceeds we received from issuance and sale of our Series C preferred shares to a group of third-party investors in January 2005. Net cash provided by financing activities increased substantially from RMB28.6 million in 2004 to RMB100.2 million (US$12.5 million) in 2005, and net cash provided by financing activities decreased from RMB38.8 million in 2003 to RMB28.6 million in 2004. Cash provided by financing activities in 2005 consisted of a total of RMB60.0 million (US$7.5 million) borrowings from a related party and third-party lenders and the RMB40.3 million (US$5.0 million) proceeds from our issuance and sale of preferred shares in the year. Net cash provided by financing activities in 2004 consisted of the RMB30.4 million proceeds from our issuance and sale of our ordinary shares, partially offset by the repayment of our RMB3.0 million short-term borrowings in the year. Cash provided by financing activities in 2003 consisted solely of the RMB38.8 million proceeds from our issuance and sale of preferred shares in 2003.

Home Inns Beijing’s Liquidity and Capital Resources

Home Inns Beijing’s principal sources of liquidity have been cash generated from operating activities and capital contributions from its shareholders. Home Inns Beijing’s cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions.

The following table sets forth a summary of Home Inns Beijing’s cash flows for the periods indicated:

	For the Year Ended December 31,
	2003	2004
	(in RMB thousands)
Net cash provided by operating activities	10,193	36,330
Net cash used in investing activities	(26,640)	(67,623)
Net cash provided by financing activities	28,945	31,720

Net increase in cash and cash equivalents	12,498	427
Cash and cash equivalents at beginning of period	3,785	16,283

Cash and cash equivalents at end of the period	16,283	16,710

Operating Activities

Home Inns Beijing has financed its operating activities primarily through cash generated from operations. Net cash provided by operating activities amounted to RMB36.3 million in 2004, as compared to RMB10.2 million in 2003. The increase was mainly attributable to several factors, including (i) a substantial increase in net income from RMB2.5 million in 2003 to RMB7.7 million in 2004, (ii) an increase in non-cash depreciation and amortization of property and equipment expenses from RMB2.3 million in 2003 to RMB7.0 million in 2004, and (iii) an increase in other payables and accruals, including long-term payable for rental expenses in 2004. The increase was partially offset by an increase in accounts receivable and consumables, prepayments and other current assets in 2004. These changes were primarily attributable to the expansion of our Home Inns hotel chain from 10 hotels with 1,131 hotel rooms as of December 31, 2003 to 26 hotels with 2,991 hotel rooms as of December 31, 2004.

Investing Activities

Home Inns Beijing’s cash used in investing activities was primarily related to leasehold improvements and purchase of furniture, fixture and equipment used in leased-and-operated hotels. Net cash used in investing activities increased from RMB26.6 million in 2003 to RMB67.6 million in 2004, primarily due to a substantial increase in the leasehold improvements and purchase of equipment and fixtures used in an increased number of leased-and-operated hotels in 2004.

Financing Activities

Home Inns Beijing’s cash provided by financing activities was related to capital contributions from its shareholders. Net cash provided by financing activities increased from RMB28.9 million in 2003 to RMB31.7 million in 2004, due to an increase in capital contributions from Home Inns Beijing’s shareholders in 2004.

Capital Expenditures

Our and Home Inn Beijing’s capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled nil, RMB61.7 million and RMB193.2 million (US$24.2 million) in 2003, 2004 and 2005, respectively. Home Inns Beijing’s capital expenditures totaled RMB32.0 million and RMB70.5 million in 2003 and 2004, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2005:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB millions)
Long-term debt obligations	40	—	40	—	—
Operating lease obligations	1,276	94	194	198	790
Purchase obligations	103	103	—	—	—
Investment obligations	2	2	—	—	—

Total	1,421	199	234	198	790

As of December 31, 2005, our long-term debt obligations consisted of the loans due to BTG in an aggregate principal amount of RMB40.0 million (US$5.0 million) with an interest rate of 6.1747% per annum. Each of the loans from BTG would be due in two or three years from the date on which the loan was extended. Our operating lease obligations related to our obligations under lease agreements with lessors of our leased-and-operated hotels. Our purchase obligations primarily consisted of our contractual commitments relating to leasehold improvements and installation of equipment for our leased-and-operated hotels. Our investment obligations consisted of our contractual commitments relating to our investments in two PRC entities which were expected to become our wholly owned subsidiaries upon our payment of the registered capital for these entities.

Off-Balance Sheet Commitments and Arrangements

Other than operating lease obligations set forth in the table above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of Home Inns Beijing, a Sino-foreign enterprise, and Hemei, a wholly foreign owned enterprise, is required to set aside a portion of its after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2005, our total outstanding loans amounted to RMB60.0 million (US$7.5 million) with interest rates varying from 5.22% to 6.1747%. Assuming the principal amount of the outstanding loans remains the same as of December 31, 2006, a 1% increase in each applicable interest rate would add RMB0.6 million (US$0.07 million) to our interest expense in 2006. We intend to use a portion of the net proceeds from this offering to repay the outstanding loans. See “Use of Proceeds.” We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.4% appreciation of the RMB against the U.S. dollar by June 30, 2006. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), which replaces SFAS No. 123 and APB No. 25. Under SFAS No. 123(R), share-based compensation is measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. Pro forma disclosure is no longer an alternative. SFAS No. 123R is effective for nonpublic companies for fiscal years that begin after December 15, 2005 and we have implemented SFAS No. 123(R) effective January 1, 2006.

For any awards granted subsequent to the adoption of SFAS No. 123(R), compensation expense will be recognized generally over the vesting period of the award based on the fair value of the award on grant date.

On October 6, 2005, FASB Staff Position FAS 13-1 “Accounting for Rental Costs Incurred During a Construction Period,” or FSP FAS 13-1, addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The FSP reached a consensus that as there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, and that the rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expenses. This guidance is to be applied to the first reporting period beginning after December 15, 2005. Our current accounting policy is consistent with guidance provided by FSP FAS 13-1.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” or SFAS No. 154, which replaces APB Opinion No. 20, “Accounting Changes,” or APB No. 20, and FASB Statement

No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB ratified the Emerging Issues Task Forces Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements,” or EITF No. 05-06. EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF No. 05-06 will not have a significant impact on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”, or FIN 48, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for us on January 1, 2007, with the cumulative effect of the changes in accounting principle, if any, recorded as an adjustment to opening retained earnings. We do not believe the adoption of FIN 48 will have a material effect on our consolidated financial position, cash flows and results of operations.

INDUSTRY BACKGROUND

Emergence and Expansion of Economy Hotel Chains in China

China’s lodging industry has expanded rapidly as a result of the substantial growth of the Chinese economy and travel industry over the past several years. According to Euromonitor, the total number of room-nights in China grew from 811 million in 1999 to 1.2 billion in 2004 and total sales grew from RMB190 billion in 1999 to RMB264 billion in 2004.

The lodging industry in China consists of hotels as well as other forms of accommodation such as guesthouses and privately-owned lodging outlets. Although hotels accounted for only approximately 2.5% and 5.0% of total lodging outlets in China in 1999 and 2004, respectively, the hotel sector represents an increasingly significant portion of the lodging market, accounting for approximately 44.5% and 60.2% of total sales in the lodging market in 1999 and 2004, respectively, according to Euromonitor.

Historically, hotel development projects in China generally focused on star-rated hotels that were primarily targeted at international tourists and corporate travelers. In recent years, economy hotel chains have emerged and expanded in China, gaining a growing customer base consisting primarily of individual domestic business and leisure travelers. According to the 2006 China Economy Hotel Survey published by China’s Ministry of Commerce and the China Hotel Association, or the 2006 Economy Hotel Report, since the concept of a branded economy hotel chain was first introduced in China in 1997, several branded economy hotel chains, including Jinjiang Star, Home Inns and Motel 168, have emerged primarily in China’s economically prosperous eastern coastal region. Since 2004, the growth of branded economy hotel chains in China has accelerated, as evidenced by the existing chains’ rapid expansion into new urban business centers in other regions of China.

Economy hotel chains in China mainly target value-conscious domestic business and leisure travelers who demand convenient lodging, a consistent product and high-quality services. According to the 2006 Economy Hotel Report, in 2005, 37% of economy hotel guests were individual business travelers, 23% were contract corporate customers and 20% were individual leisure travelers. Economy hotel chains aim to satisfy customers’ basic accommodation needs with affordable pricing, a comfortable lodging experience and a standardized product.

The following table sets forth a summary of certain data concerning economy hotel chains in China.

	Total Number of Hotels(2)	Total Number of Rooms(2)	Number of Rooms Per Hotel(2)	Average Daily Rate (in RMB) (3)	Average Occupancy Rate (%)(2)(3)
2004(1)	173	21,716	—	—	—
2005(1)	273	36,144	58 to 244	134 to 202	85 to 96

(1)	Source: 2006 Economy Hotel Report.
(2)	Calculated based only on the data of selected economy hotel chains in China as of the end of each year.
(3)	The range represents differences across regional market, including the northern, eastern, southeastern, central, southwestern, northwestern, southern, Beijing and Shanghai markets.

According to the 2006 Economy Hotel Report, the top three economy hotel chains in China, namely, Jinjiang Star, Home Inns and Motel 168, had market shares of 20%, 18% and 10%, respectively, of the Chinese economy hotel market in 2005. Competition among economy hotel chains in China is primarily based on a hotel chain’s ability to provide a consistent product, high-quality services, an efficient reservation system and effective sales channels, as well as specific product features including the design, decoration and guest amenities of the hotels within the chain.

The economy hotel chain segment of China’s lodging industry is still at an early stage of development. However, it is expanding rapidly as a result of a number of factors. There are general factors such as the growth of the Chinese economy and the growth of the travel and lodging industries in China. In addition, there are more specific factors driving the growth of economy hotel chains in China, such as fast-growing small- to medium-sized enterprises, or SMEs, the growth of domestic tourism, the expansion of urban business centers and the fragmentation of the hotel industry.

General Factors Driving the Growth of Economy Hotel Chains in China

Growth of the Economy in China. China’s economy has grown and is expected to continue to grow rapidly. According to the Economist Intelligence Unit, the gross domestic product in real terms, or real GDP, of China grew from RMB5.4 trillion (US$677.9 billion) in 2001 to RMB7.9 trillion (US$988.2 billion) in 2005, representing a compound annual growth rate, or CAGR, of 9.8%, and is expected to reach RMB11.6 trillion (US$1.4 trillion) in 2010, representing a CAGR of 7.6% from 2006 to 2010.

The following table sets forth a summary of certain data regarding China’s economic growth for the years from 2001 to 2005.

	2001	2002	2003	2004	2005	CAGR (2001-2005)
Real GDP (in billions of RMB) (1)	5,419	5,911	6,504	7,160	7,869	9.8%
Real GDP per capita (in RMB) (1)	4,246	4,602	5,033	5,508	6,018	9.1%
Disposable income per capita (in US$)(1)	490	546	603	682	759	11.5%

(1)	Source: Economist Intelligence Unit.

The following table sets forth a summary of certain projections regarding China’s economic growth for the periods from 2006 to 2010.

	2006	2007	2008	2009	2010	CAGR (2006-2010)
Real GDP (in billions of RMB) (1)	8,619	9,306	10,034	10,787	11,570	7.6%
Real GDP per capita (in RMB) (1)	6,554	7,034	7,538	8,070	8,618	7.1%
Disposable income per capita (in US$)(1)	854	964	1,050	1,130	1,220	9.3%

(1)	Source: Economist Intelligence Unit.

Growth of the Travel Industry in China. Rapid economic growth in China has led to a significant increase in domestic travel activities. Domestic travel volume increased by 75% from approximately 629 million trips in 1995 to approximately 1.1 billion trips in 2004, according to Yearbook of China Tourism Statistics (2005). The substantial increase in domestic travel activities has in turn resulted in significant growth in spending on domestic travel from RMB352.2 billion (US$44.1 billion) in 2001 to RMB528.6 billion (US$66.1 billion) in 2005, representing a CAGR of 10.7%, according to Yearbook of China Tourism Statistics (2005).

The following table sets forth a summary of certain data regarding the growth of the travel industry in China for the years from 2001 to 2004.

	2001	2002	2003(3)	2004	CAGR (2001-2004)
Total spending on domestic travel (in billions of RMB) (1)	352.2	387.8	344.2	471.1	10.7%
Number of domestic trips (in millions)(1)	784	878	870	1,102	12.0%
Number of travelers (overnight visitors) (in millions)(2)	33.2	36.8	33.0	41.8	8.0%
Number of domestic air passengers (in millions)(1)	68.3	77.6	80.8	110.5	17.4%

(1)	Source: China Statistics Yearbook (2005).
(2)	Source: Yearbook of China Tourism Statistics (2005).
(3)	In 2003, the travel industry in China was negatively affected by the SARS outbreak beginning in March of that year.

Growth of the Lodging Industry in China. The substantial growth of the Chinese economy and travel industry has led to a rapid expansion of the lodging industry in China. According to Yearbook of China Tourism Statistics (2005), the number of star-rated hotels, as rated by China National Tourism Bureau, grew from 1,913 in 1995 to 10,888 in 2004, with the number of hotel rooms growing from 486,114 in 1995 to 1,237,851 in 2004.

The following table sets forth a summary of certain data concerning the lodging industry in China as of the dates indicated.

	As of December 31,
	2001	2002	2003	2004	CAGR (2001-2004)
Number of one- to three-star hotels(1)	6,788	8,070	8,826	9,675	12.5%
Number of four- to five-star hotels(1)	570	810	925	1,213	28.6%
Number of hotel rooms of star-rated hotels(1)	816,260	897,206	992,804	1,237,851	14.9%
Number of occupied hotel room-nights (in millions)(2)	174	197	203	275	16.4%

(1)	Source: Yearbook of China Tourism Statistics (2005).
(2)	Calculated by multiplying number of hotel rooms by average occupancy rate and 365 days, except for 2004, a leap year, in which there were 366 days.

While the supply of hotel rooms has continued to grow, China’s hotels sector has demonstrated its ability to absorb the increase in room supply due to the strong demand for hotel rooms and the overall economic growth, as evidenced by an increase of 22.5% in RevPAR from 2001 to 2004 and a 51.2% increase in the supply of rooms over the same period.

The following table sets forth a summary of certain operating data of star-rated hotels for the years from 2001 to 2004.

	2001	2002	2003	2004
Average occupancy rate (in percentage)(1)(2)	58.5	60.2	56.1	60.6
Average daily rate (in RMB)(1)	198.1	210.5	218.0	234.0
RevPAR (in RMB)(1)(2)	115.8	126.6	122.4	141.8

(1)	Source: Yearbook of China Tourism Statistics (2005).
(2)	Average occupancy rate and RevPAR in 2003 were negatively affected by the SARS outbreak beginning in March of that year.

Specific Factors Driving the Growth of Economy Hotel Chains in China

Fast Growing SMEs. As a result of PRC economy’s transition from a planned economy to a more market-oriented economy, the number of SMEs in China has increased substantially from 21.2 million in 2001 to 23.5 million in 2005, and is expected to reach 24.8 million by the end of 2006, according to iResearch. This growth has led to SMEs’ significant contribution to China’s GDP, which was estimated to be 60% of China’s GDP in 2003 according to the United Nations Conference on Trade and Development (Improving the Competitiveness of SMEs Through Enhancing Productive Capacity, UNCTAD/ITE/TEB/2005/1), as well as a substantial increase in business travel by employees of SMEs according to the 2006 Economy Hotel Report. Given their relatively modest budgets, SMEs are generally more value-oriented. As a result, SMEs’ travel policies are more likely to require their employees to stay in economy hotels that provide services tailored to their needs. According to the 2006 Economy Hotel Report, in 2005, 37% of economy hotel guests were individual business travelers, of whom we believe a substantial majority were SME travelers. We believe SME travelers will continue to comprise a substantial and growing portion of the customer base for economy hotels in China.

Growth of Domestic Tourism. In conjunction with growing disposable income per capita in China, the central government and various levels of local governments in China have actively promoted the development of the leisure travel market. According to Euromonitor, domestic tourist expenditure increased by approximately 40% from RMB394 billion in 1999 to RMB551 billion in 2004 while tourism spending on accommodation increased by 39% from RMB190 billion in 1999 to RMB264 billion in 2004. As China’s economy and disposable income per capita continue to grow, leisure travel activities in China are expected to continue to increase, especially in conjunction with the 2008 Summer Olympics in Beijing and the 2010 World Expo in Shanghai.

Expansion of Urban Business Centers. Substantial economic growth in China during the past decades has resulted in the rapid expansion of urban business centers across China, each with a population of over four million people, GDP of over RMB80 billion (US$10.0 billion) or both. According to China City Statistics Yearbook (2005), China had over 100 cities each with a population of over four million and over 50 cities each with annual GDP of over RMB80 billion (US$10.0 billion) as of the end of 2004. We believe the expansion of urban business centers has fostered and will continue to support increasing business travel among different business centers across China, resulting in growing demand for economy hotel chains that have broad geographic coverage and strong brand recognition in China.

Fragmentation of the Hotel Industry. The hotel industry is still highly fragmented in China compared to other markets despite an increase of supply in recent years. As of 2004, the top ten hotel brands in China had an approximately 6% share of the Chinese hotel market in terms of sales while the top ten hotel brands in the United States had a 60% share of the U.S. hotel market according to Euromonitor. Most international hotel brands that have a presence in China focus primarily on the upscale segment while many one- to three-star hotels and unrated lodging outlets generally lag in utilizing professional management to deliver quality services. We believe such fragmentation has created opportunities for leading economy hotel chains to further grow and gain market share by focusing on domestic value-conscious customers who demand convenient lodging as well as a consistent product and high-quality services.

BUSINESS

Overview

We are a leading economy hotel chain in China based on the number of our hotels, the number of our hotel rooms as well as the geographic coverage of our hotel chain. We develop and operate economy hotels across China under our award-winning “Home Inn” brand. Since we commenced operations in 2002, we have become one of the best-known economy hotel brands in China. We offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging.

We have achieved our growth by utilizing two business models. We either lease real estate properties on which we develop and operate hotels or we franchise our brand to hotel owners and manage these hotel properties. We refer to the former type of hotels as “leased-and-operated hotels” and to the latter type of hotels as “franchised-and-managed hotels.” As of June 30, 2006, our Home Inns hotel chain consisted of 63 leased-and-operated hotels in operation with an additional 33 leased-and-operated hotels under development and 19 franchised-and-managed hotels in operation with an additional 24 franchised-and-managed hotels under development, covering 40 cities in China. We expect to incur an additional RMB140.0 million (US$17.5 million) of capital expenditures in connection with the completion of the leasehold improvements of 33 leased-and-operated hotels under development as of June 30, 2006, of which approximately 85% are expected to be completed and commence operation by the end of 2006 and the remainder is expected to be completed and commence operation by the end of first quarter of 2007. This planned expansion will be funded with our operating cash flow, existing cash balance and the remaining funds available under our credit facilities. We have received many awards and accolades for our innovative, consistent and high-quality product and services across our hotel chain, including the “2006 Leading Brand in Economy Hotels in China” from the Chinese Hotel Industry Association and the “Golden Pillow Award” for best brand in economy hotels in China in 2006 from the 21st Century Business Herald, a nationwide economic journal in China.

We have experienced substantial growth while maintaining profitability since 2003. Our Home Inns hotels in operation grew rapidly from 10 hotels in four cities as of the end of 2003 to 68 hotels in 22 cities as of the end of 2005, and our net income grew from RMB1.5 million in 2003 to RMB20.9 million (US$2.6 million) in 2005. In the six months ended June 30, 2006, we generated total revenues of RMB249.1 million (US$31.2 million) and net income of RMB27.2 million (US$3.4 million).

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Scale and Leadership in the Economy Hotel Market in China. Home Inns is a leading economy hotel chain in China with a nationwide network of 82 hotels operating in 26 cities with an additional 57 hotels under development as of June 30, 2006. We believe our broad hotel network, strong brand recognition and reputation have allowed us to attract customers and establish our leading market position. We have a loyal customer base, as evidenced by the extensive Home Inns membership network consisting of approximately 130,000 active members as of June 30, 2006. Members of our Home Inns membership network contributed approximately 34% of our total room-nights sold in 2005. We believe we are usually our customers’ first choice when they travel to different cities due to our extensive geographic coverage and consistent product and high-quality service.

Our early-mover status in many of our markets and established regional operational synergy have enabled us to develop and operate hotels efficiently and successfully in our targeted markets. As a leading national branded economy hotel chain in China, we have been able to establish credibility with property owners and secure desirable properties on favorable lease terms. In addition, our scale allows us to achieve efficiency in many aspects of our operations, including property development and design, purchasing, systems development and implementation, recruiting and training.

Innovative, Distinctive and Consistent Product. We constantly evaluate the needs and preferences of our targeted customers and our cost structure in an effort to provide a product that caters to our customers’ needs and preferences while maintaining our profitability. While we offer a standardized product in all of our hotels to maintain the uniformity of our hotel chain, we have developed innovative and unique product features, consisting of the design, appearance, color scheme, decoration, lighting and amenities of Home Inns hotels. We believe this makes our hotels attractive to customers and differentiates us from our competitors. One of the most important goals of our operations is to provide consistent, high-quality service to customers across our hotel chain to enable them to enjoy the comforts of home while staying at different Home Inns hotels. To achieve this goal, we have created a comprehensive set of procedural manuals relating to all aspects of our hotel operations to guide our employees to follow the same standards, thereby ensuring the same high quality of services across our Home Inns chain. Our focus in these areas since our inception has allowed us to establish and maintain our Home Inns hotel chain as a leading economy hotel chain in China offering competitive pricing and consistent cleanness, convenience, comfort to value-conscious individual business and leisure travelers. As a result, our hotels enjoy consistently high occupancy rates, which were 72.4%, 86.8% and 89.8% in 2003, 2004 and 2005, respectively.

Outstanding Track Record. Since we commenced operations in 2002, we have developed a track record of expanding our business operations primarily through organic growth while maintaining a consistent and high-quality product and achieving strong financial performance. Our Home Inns hotels in operation grew rapidly from five hotels as of the end of 2002 to 82 hotels as of June 30, 2006, and the geographic coverage of our Home Inns hotels in operation increased from two cities as of the end of 2002 to 26 cities as of June 30, 2006. We have achieved and maintained profitability since 2003, even as we rapidly expanded our business operations and continued to upgrade our product. In addition, we have successfully maintained and enhanced our brand and image, as evidenced by numerous recognitions and awards received by us, including the “2006 Leading Brand in Economy Hotels in China” from the China Hotel Association and the “Golden Pillow Award” for best brand in economy hotels in China in 2006 from the 21st Century Business Herald, a nationwide economic journal in China.

Efficient and Integrated Operational Infrastructure and Information Systems. To ensure that all of our hotels perform optimally, we have established an effective performance evaluation system based on a comprehensive set of clearly defined key performance indicators that are aligned with a corresponding compensation structure. In addition, we have adopted a company-wide best-practice proprietary information system developed in-house by our seasoned information technology team which has extensive operating knowledge of the hotel industry and is closely integrated with our business operations. Our management reporting system allows us to monitor each hotel’s performance and other aspects of our operations on a timely basis. By having current information readily available, we are able to better refine our resource allocation, respond to changes in each geographic market, adjust operational details, and set budgetary targets. Our centralized reservation system allows customers to book hotel rooms utilizing toll-free phone access to our centralized reservation center or through the Internet at any time. Our customer relationship management system tracks the consumption patterns and accumulated and redeemed points of members of our Home Inns membership reward program, allowing us to analyze customer data on a timely and company-wide basis and further improve our customer service accordingly. Our property management system synchronizes each hotel’s room inventory with our system, giving our reservation agents the capability to sell last rooms at every hotel.

Experienced Management Team and Motivated Staff. Our management team has extensive experience in the hospitality and other consumer product and service industries and a proven track record of identifying, developing, operating and managing hotel properties successfully. In addition, we have successfully recruited, trained and retained a team of skilled, committed and motivated managerial and other employees at each of our hotels. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities are the key drivers that motivate our employees. We provide capable and experienced employees with opportunities to be promoted to management positions. As a result, many of our hotels are managed by qualified employees who have achieved their current positions through internal promotion. Through our training facility, Home Inns Academy, we have implemented extensive training programs and conducted periodic tests to ensure our employees are equipped with up-to-date knowledge of various aspects of our hotel operations and our demand for high-quality services. We have experienced a low attrition rate among our managerial staff since our inception. We believe our employees are motivated and well-trained to deliver high-quality services to our customers. This has significantly contributed to our successful track record and loyal customer base.

Our Strategy

Our goal is to become the leading economy hotel chain in China. We intend to leverage our competitive strengths to replicate our business model consistently in both existing and new markets in China. We also intend to sustain our growth by developing additional Home Inns hotels under both the leased-and-operated and the franchised-and-managed business models to maintain or achieve a dominant position in markets that we decide to enter or expand. Our primary growth strategies include:

Expand Geographical Coverage to Capitalize on Early-Mover Advantage. Home Inns currently has one of the broadest geographical coverage in China among major domestic and international hotel chains, with 82 hotels in operation and an additional 57 hotels under development covering 40 cities as of June 30, 2006. We believe by capitalizing on our early-mover advantage when entering and developing a given geographical market, we can capture a significant market share ahead of our competitors. Our target markets include major metropolitan areas, regional centers demonstrating strong economic growth, and select resort/tourism destinations. We have based and intend to continue to base our expansion program to enter into new markets on a number of criteria, focusing on provincial capitals and cities that have strong GDP growth, a high population concentration or both. We have identified over 100 such cities that we intend to focus more on going forward. We intend to continue broadening our geographical coverage and to be a leading player in these markets.

Increase Penetration in Existing Markets. We intend to continue growing organically and increase our penetration in the existing cities in which we operate by selectively establishing more Home Inns hotels, focusing on locating our hotels near ground transportation hubs, business centers, shopping centers, industrial development zones, colleges and universities, and large residential neighborhood. We believe many of our existing markets are still under-served by hotels catering to individual business and leisure travelers who demand value as well as consistent high-quality service. Given the extensive awareness of and loyalty to our Home Inn brand, our growing Home Inns membership network, and our strong local market experience and expertise, we believe that we are well positioned to capture a larger market share in our existing markets.

Continue to Build Brand Awareness and Customer Loyalty. As a leader in the emerging economy hotel chain sector, Home Inns has already achieved significant brand recognition among our existing and target customers. Since word-of-mouth referrals have been, and will continue to be, a key factor in building awareness of our brand, we intend to continue enhancing the Home Inn brand by maintaining the consistency of the high quality products and services that we provide. We continually seek innovative ideas to achieve the best home-away-from-home experience for our customers. We have engaged outside design firms to review our current product and identify potential improvements. In order to continue improving the quality of our services and to meet our customers’ changing demands, we intend to proactively seek customer feedback through a variety of methods, including frequent interactions between our hotel managers and our customers. We also intend to continue improving our Home Inns membership reward program to attract and retain repeat customers and expand our membership network. In addition, we intend to leverage the experience of our dedicated marketing team to further enhance our brand through a variety of initiatives, including increased advertising and launching chain-wide and regional promotional programs and events.

Increase RevPAR by Optimizing Customer Channel Mix and Maximizing Room Rate Growth. We believe Home Inns’ leadership allows us to benefit from industry-wide growth. We intend to further increase RevPAR by optimizing customer channel mix. We receive room reservations from our customers through multiple channels, including our central reservation system, or CRS, our Home Inns membership network, walk-ins, corporate accounts, and travel agencies and consolidators. Different customer channels require different pricing strategies. Our proprietary information systems track information regarding the customer channel mix at the hotel- and company-level, thereby providing our hotel managers the information necessary to analyze and optimize the mixture of customer channels and pricing strategies through various sales and marketing programs to maximize our hotels’ occupancy and RevPAR. We intend to continue to improve and leverage our information and operational systems to increase RevPAR.

In addition, in markets where demand for hotel rooms exceeds supply, we intend to incrementally increase room rates as we believe any such room rate increases will have a minimal effect on our occupancy rates due to our superior products and services, customer loyalty and brand recognition. We expect room rate increases to result in increased RevPAR and enhanced profitability.

Further Enhance Our Information and Operational Systems and Human Resources Management. We believe our proprietary information and operational systems have given us a significant competitive advantage, and we intend to continue to upgrade our technology and systems and develop new, innovative features and applications to support our anticipated growth and further enhance the management and operational efficiency of our hotels. We also believe the ability to train and retain our employees is important to our growth strategy. We intend to further leverage Home Inns Academy to facilitate the sharing of best practices and to develop a management talent pool with sufficient capacity to meet the demands presented by our rapid growth. In addition, we will continue to refine our performance evaluation system, compensation schemes and career development initiatives for our employees. By closely and systematically monitoring our employees’ performance and aligning their interests with those of management and our shareholders, we believe that we can continue to attract, train and retain qualified managerial and other employees to maintain our consistent high-quality services across our hotel chain.

Our Home Inns Hotel Chain

We are dedicated to providing a consistent and high-quality product to our customers, allowing them to enjoy the comforts of home while staying at any Home Inns hotel. Our Home Inns hotel chain is a leading economy hotel chain in China offering cleanness, convenience, comfort and value to individual business and leisure travelers.

As of June 30, 2006, our Home Inns hotel chain consisted of 82 hotels in operation and an additional 57 hotels under development, covering 40 cities in China. The following map sets forth the geographic coverage of our hotel chain as of June 30, 2006.

Our Home Inns hotel chain covers most major metropolitan areas in China. We intend to further penetrate the existing metropolitan markets where we have a presence and also expand into additional cities in China with a population of over four million, annual GDP of over RMB80 billion (US$10.0 billion) or both. We believe cities meeting these criteria generally have the potential for sustainable economic growth and increasing demand for hotel accommodation services.

A typical Home Inns hotel has 80 to 150 guest rooms. Each hotel has a standardized design, appearance, decor, color scheme, lighting scheme and set of guest amenities in each room, including a bedding package featuring mattresses meeting the standards of four-star hotels in China, free in-room broadband Internet access, a comfortable work space, air-conditioning and a supply of cold and hot drinking water. Home Inns hotels are strategically located to provide our guests with convenient access to major business districts, ground transportation hubs, major highways, shopping centers, industrial development zones, colleges and universities, and/or large residential neighborhood.

The following table sets forth a complete listing of all of our hotels as of June 30, 2006.

City	Leased-and- Operated Hotels	Franchised-and- Managed Hotels	Contracted Leased-and- Operated Hotels(1)	Contracted Franchised-and- Managed Hotels(1)
Shanghai	12	2	3	5
Beijing	10	8	–	7
Tianjin	5	1	3	6
Suzhou	4	4	1	–
Changzhou	3	–	–	–
Chengdu	3	–	–	–
Shenzhen	3	–	–	–
Wuhan	3	–	–	–
Nanjing	2	–	3	–
Guangzhou	2	–	2	–
Wuxi	2	–	–	–
Hangzhou	1	2	1	2
Shaoxing	1	1	–	–
Qingdao	1	–	4	–
Dalian	1	–	1	–
Ningbo	1	–	–	1
Shenyang	1	–	–	1
Zhengzhou	1	–	–	1
Chongqing	1	–	–	–
Fuzhou	1	–	–	–
Hefei	1	–	–	–
Jiangyin	1	–	–	–
Nantong	1	–	–	–
Xiamen	1	–	–	–
Zhuhai	1	–	–	–
Shijiazhuang	–	1	1	–
Yantai	–	–	2	–
Baoding	–	–	1	–
Baotou	–	–	1	–
Bengbu	–	–	1	–
Dongguan	–	–	1	–
Harbin	–	–	1	–
Jilin	–	–	1	–
Luoyang	–	–	1	–
Nanchang	–	–	1	–
Xi’an	–	–	1	–
Yangzhou	–	–	1	–
Zhangjiajie	–	–	–	1
Zhongshan	–	–	1	–
Zibo	–	–	1	–

Total	63	19	33	24

(1)	Contracted hotels include hotels which have not commenced operations but for which we have entered into binding leases or franchise agreements with the respective lessors or franchisees.

Leased-and-Operated Hotels. For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to the standards of Home Inns, as well as repairs and maintenance and operating expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate our hotels and purchasing supplies. We typically pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we may be subject to a 3% to 5% increase every three to five years. We generally have a right of first refusal to extend the lease after the initial term expires. The annual rent for each of our leased-and-operated hotels ranges from RMB0.6 million (US$0.08 million) to RMB5.2 million (US$0.7 million), depending on the location, size and condition of each hotel property. The terms of our leases range from eight to 20 years, most of which are 15 years. In general, upon expiration of these leases, we may dispose of the removable facilities, equipment and appliances installed by us while leasehold improvements and fixtures may be kept by the lessor on the premises. In the case of early termination of a lease due to the lessor’s default, we are generally entitled to take all removable items installed by us and may also be compensated for the amount we spent in connection with the leasehold improvements. In the case of early termination of a lease due to our default, we are generally entitled to take all removable items installed by us and the lessor is entitled to the leasehold improvements which result from our investments.

Franchised-and-Managed Hotels. For our franchised-and-managed hotels, we franchise our Home Inn brand to franchisees who are property owners, lessors or existing hotel operators, and we are generally responsible for managing these hotels, typically including the hiring and appointing of the general managers of these hotels. Under a typical franchise agreement between us and a franchisee, the franchisee is generally required to pay us an initial franchise fee of RMB0.2 million (US$0.03 million) to RMB0.3 million (US$0.04 million), annual franchise fees of 3% of the revenues of the hotel, as well as an annual management fee of 3% of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization to conform to the standards of Home Inns, as well as for repairs and maintenance and operating expenses of the hotel. In general, we enter into franchise arrangements in markets where we have established leased-and-operated hotels and are able to leverage our local knowledge and experience as well as marketing and administrative resources to better assist our franchised-and-managed hotels in these localities. The typical term for our franchise agreements is five years.

The following table sets forth the number of our hotels in operation as of June 30, 2006.

	Total Number of Hotels	Number of Hotels Opened for Over Six Months	Number of Hotels Opened for No More Than Six Months	Average Number of Rooms per Hotel	Typical Lease/Franchise Term
Leased-and-operated Hotels	63	54	9	120	15 years
Franchised-and-managed Hotels	19	14	5	112	5 years

We also operate four leased-and-operated hotels through separate joint ventures with third parties. Home Inns Shanghai owns 75% of one joint venture and 51% of each of the other three joint ventures.

We set the room rates of our hotels based on local market conditions with reference to room rates set by our competitors. As we primarily target individual business and leisure travelers, January or February, the month during which the Chinese New Year falls, generally accounts for a lower portion of our annual revenues than other months. The following table presents certain selected operating data as of and for the dates and periods indicated. We present operating data for 2003 and 2004 as if we had consolidated Home Inns Beijing throughout the relevant periods. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2003	2004	2005	2005	2006
Operating Data:
Total hotels in operation(1):
Leased-and-operated hotels(2)	10	18	54	34	63
Franchised-and-managed hotels	0	8	14	10	19
Total rooms(1)	1,131	2,991	8,197	5,372	9,707
Geographic coverage(1):
Number of cities	4	8	22	11	26
Occupancy rate (as a percentage)	72.4	86.8	89.8	86.6	93.8
Average daily rate (in RMB)	175	191	182	184	181
RevPAR (in RMB)	127	166	163	159	170

(1)	As of the end of each period.
(2)	Includes four hotels operated through separate joint ventures with third parties.

Hotel Development

We follow a structured and systematic development and construction process with respect to new hotel properties. Our multi-step development process starts with planning and site identification. We have staff based in our head office in Shanghai focusing on identifying potential new markets and performing a comprehensive study of each new market by conducting site visits and gathering background information such as the regional economic conditions and availability of existing hotel accommodation services in the prospective new market. After the development team at our head office decides to pursue opportunities in a new market, we assign our regional development staff and the city general manager in each region to select ideal hotel locations in the chosen market. Once a site has been selected, we negotiate with the property owner while concurrently conducting due diligence investigations with respect to a number of major legal and regulatory aspects, including the owner’s land title and relevant zoning regulations. Our lease term negotiations are guided by a comprehensive set of criteria, including certain financial return requirements. All new hotels are subject to the final approval of four designated directors of Home Inns Beijing, including our chief executive officer, David Jian Sun. We commence constructing a standardized Home Inns hotel after definitive agreements with the owner have been executed. A majority of the construction materials and supplies for the new hotel are purchased through our centralized procurement system. Before completion of construction, we carry out a series of pre-opening activities, such as identifying and appointing the general manager and other members of the hotel management team, and hiring and training hotel staff in anticipation of the hotel opening. Our hotel development process, from planning and site identification to the hotel opening, typically takes four to six months.

For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we convert the properties into standardized Home Inns hotels. For our franchised-and-managed hotels, we assist franchisees in refurbishing, renovating or constructing their properties after they join our branded hotel chain, and in meeting our brand specifications by providing technical expertise and cost-savings suggestions. As a leading branded economy hotel chain in China, we are generally able to establish credibility with property owners and secure desirable properties on reasonable terms.

We have incurred capital expenditures primarily in connection with leasehold improvements and investments in furniture, fixtures and equipment, technology and information and operational systems. Our capital expenditures totaled nil, RMB61.7 million, RMB193.2 million (US$24.2 million) and RMB93.9 million (US$11.7 million) in 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. We will continue to make capital expenditures to meet the expected growth of our operations. We expect to meet our capital expenditure needs in the foreseeable future with cash generated from our operating activities and financing activities. We have not had any material divestiture during the past three years.

We seek to lease or franchise properties that meet the following market- and hotel-specific criteria:

General Market Criteria

Economic Growth. We focus on cities that are approaching, or have already entered into, periods of significant economic growth. Such cities generally show growth in certain business activities as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Markets that exhibit growth in these metrics typically have strong demand for hotel facilities and services. We have identified over 100 such cities in China, including cities each with a population of over four million, annual GDP of over RMB80 billion (US$10.0 billion) or both, and provincial capitals. We intend to focus more on these cities going forward.

Geographic Diversification. We seek to maintain a geographically diverse portfolio of hotels to offset the effects of regional economic cycles. We will continue to expand into new urban business centers as opportunities arise that meet our investment criteria.

Favorable Development Environment. We seek lodging markets with favorable hotel development environment, including an absence of or minimal zoning constraints, an absence of lengthy local development approval and registration processes, as well as the availability of suitable sites and construction contractors.

Specific Hotel Criteria

Location and Market Appeal. We seek to invest in hotels situated near both business and leisure centers that tend to generate a broad base of demand for hotel accommodations and facilities. These demand drivers include transportation hubs, convention centers, business parks, shopping centers and other retail areas, major highways, tourist destinations, major universities and cultural and entertainment centers. The confluence of nearby business and leisure centers will enable us to attract both weekday business travelers and weekend leisure guests.

Size and Facilities. We seek to develop and operate economy hotels with 80 to 150 guest rooms, which include amenities that are attractive to key demand segments such as individual business and leisure travelers. We believe operating economy hotels with 80 to 150 rooms allows us to best leverage our competitive strengths and maximize our profitability.

Financial Return Requirements. We require our development team, marketing team and city general managers to assess the potential financial return of every proposed new hotel. We will only develop hotels that exhibit a potential for meeting our internal financial return objectives both in the near term and over the term of the lease agreement.

Hotel Management

We believe that skilled management is a critical element in maximizing revenues and profitability of our hotel operations. A majority of our senior hotel management team has extensive experience in the hospitality and other consumer-services industries. Personnel at our corporate office perform strategic planning, finance, project development, sales and marketing, training and other functions and guide, support and monitor our on-site hotel operations and executives. Each of our departments, including hotel operations, sales and marketing, human resources, information technology, development, risk management, legal and accounting and finance, is staffed by an experienced team with significant expertise in their respective area. These departments support the senior management in each hotel and its day-to-day activities by providing operating statistics, accounting and budgeting services, sales and revenue management, marketing and promotion support, cost controls, property management tools and other resources that we develop, maintain and deliver efficiently and effectively using our centralized corporate office resources. Key elements of our centralized hotel management programs include the following:

Budgeting and Monitoring. Our corporate office personnel work with the general manager of each hotel to set a detailed annual budget for revenues and cost categories of the hotel. The annual budget is based on historical operating performance of the hotel, planned targeted marketing, planned renovations, operational efficiencies and local market conditions. Through the use of our online property management and management reporting systems, we are able to track each hotel’s daily occupancy, average daily rates, RevPAR and other operating data. As a result, we can effectively and timely monitor the actual performance of each hotel. By having current hotel operating information available on a timely basis, we can adjust sales efforts and other resources in time to take advantage of changes in the market and to maximize our profitability.

Quality Assurance and Training. We are dedicated to providing value and consistent quality standards to our customers. We have established quality standards for all aspects of our hotel operations that cover, among other areas, housekeeping, hotel maintenance and renovation, and service offering. To ensure compliance with our quality standards, we have developed a comprehensive set of procedural manuals relating to all aspects of our hotel operations to ensure that our employees follow the same standards. We have implemented comprehensive training programs to ensure the effectiveness and uniformity of our employee training through our centralized human resources department at our corporate office as well as through our dedicated training facility, Home Inns Academy.

The compliance of our hotels with quality standards is monitored through both scheduled and unannounced visits and reviews conducted periodically at each hotel. We require most of our employees to take periodic tests in order to monitor compliance with our quality standards. In addition, our practice of tracking customer comments through guest comment cards, and the direct solicitation of guest opinions regarding specific items, allows us to improve services and amenities at each hotel across our hotel chain.

Strategic Capital Improvements. To maintain our competitiveness and enhance our hotels’ appeal to targeted market segments, we require each of our hotels to allocate a fixed percentage of its revenue for periodic renovation and replacement of furnishings and equipment to maintain the quality and standards of our facilities. We base recommendations on capital spending decisions on customer feedback, strategic needs, and our targeted financial return on a given capital investment.

Centralized Procurement. We have implemented a centralized procurement system to allow us to obtain the best pricing available for the quality of goods sourced to our hotels in order to minimize the operating expenses of our hotels. As a leading branded economy hotel chain in China with nationwide scale, we are able to exert leverage over our suppliers of commodity goods and services.

Targeted Sales. We support each hotel’s local sales efforts with corporate office sales executives who develop and implement new marketing programs, and monitor and respond to specific market needs and preferences. We use a property management system, or PMS, to manage each property’s use of the various distribution channels in the lodging industry. Those channels include our central reservation system and toll-free numbers, third-party travel agents and other travel intermediaries, corporate travel offices and office managers. Based on market conditions, we adjust the number of rooms allocated to each of our sales channels on a daily basis in order to optimize our profitability.

Hotel Information and Operational Systems

The principal objectives of our hotel operations are to generate higher RevPAR, control costs and increase the net operating income of our hotels, while providing our customers with high-quality services and value. Our integrated proprietary information and operational systems are designed to distinguish us in the marketplace, operate efficiently and cost-effectively and accommodate future growth. Our investment in our sophisticated system infrastructure has several key benefits: better customer service, simplification of the storage and processing of large amounts of data, facilitation of the large-scale operation and automation of the administration of our business and generating financial and operational information for each hotel to assist our corporate management in adjusting business strategies on a timely basis.

Our key hotel information and operational systems include the following:

Property Management System (PMS). Our proprietary PMS system is designed to help our hotels maximize profitability and compete more effectively by managing their room inventory, rates and reservations. The PMS system synchronizes each hotel’s room inventory with our reservation system, giving our reservation agents the capability to sell last rooms at our hotels. The PMS system also includes a revenue management feature that calculates and suggests optimum rates based on each hotel’s past performance and projected occupancy. These tools enhance our ability to effectively manage our hotel operations and maximize RevPAR.

Central Reservation System (CRS). Approximately 15% of our total hotel room nights are booked through our proprietary CRS system, which primarily consists of our toll-free telephone reservation system. As of June 30, 2006, we employed 30 reservation agents to serve customers who make hotel reservations by phone. Our trained reservation agents can match each caller with a Home Inns hotel that meets the caller’s needs. Our CRS provides a data link to all of our hotels so that confirmations are transmitted automatically to the hotel for which the reservations are made.

Customer Relationship Management System (CRM). Our proprietary CRM system tracks the consumption patterns and accumulated and redeemed points of the active members of our Home Inns membership rewards program. This information enables us to analyze customer data on a company-wide basis as well as to develop a more specific and targeted marketing strategy.

Management Reporting System. We have designed a proprietary web-based management reporting system at each of our hotels and at our corporate office to monitor the daily financial and operating performance of each of our hotels. This system allows us to track each hotel’s daily occupancy, average daily rates, RevPAR and other operating and financial data.

One of our ongoing primary objectives is to maintain reliable information, management and operational systems. We have implemented performance monitoring for all key systems to enable us to respond quickly to potential problems. Our computers and servers are hosted at a facility in Shanghai. This facility provides redundant utility systems, a backup electric generator and 24-hour server support. All servers have uninterrupted power supplies and redundant file systems to maximize system and data availability. We regularly back up our data to minimize the impact of data loss due to system failure.

Sales and Marketing

Our core targeted customers consist of value-oriented individual SME business travelers and leisure travelers seeking comfortable and convenient lodging at an affordable price. We review our hotel pricing twice a year and typically adjust room rates annually based on the local market conditions of the city and the specific location of each hotel. Our head office team and our city and hotel managers jointly develop tailored marketing plans to drive sales for each hotel and in each city. We use management and operational systems to manage each hotel’s use of the various distribution channels in the lodging industry. Those channels include our centralized reservation system and toll-free numbers, third-party travel agents and other travel intermediaries and corporate travel offices. Our access to these channels allows us to further enhance occupancy rates of our hotels on a day-to-day basis.

Our centralized reservation center is located in Shanghai, China and is operated daily from 9:00 A.M. to 9:30 P.M., seven days a week. Customers can call our nationwide toll free number to consult with our reservation agents, receive real-time hotel information and make hotel bookings. As of June 30, 2006, we employed 30 reservation agents, all of whom participated in a formal training program before commencing work. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and reservation agents to handle increasing call volumes without the need to undertake system redesign to our existing systems.

Our corporate marketing and advertising programs are designed to enhance consumer awareness and preference for the Home Inn brand as offering the greatest value, convenience and comfort in the economy hotel segment of the Chinese lodging industry, and to encourage customers’ use of our centralized reservation system. Marketing and advertising efforts include outdoor advertisements, distribution of flyers and other marketing materials on our hotel properties, television, internet and radio advertising, print advertising in consumer media and promotional events, special holiday promotions and joint promotional activities.

Since 2004, we have operated a Home Inns membership reward program to attract travelers by rewarding frequent stays with points towards free hotel stays, discounts on room rates, priority in hotel reservations and other rewards. As of June 30, 2006, our membership reward program had approximately 130,000 active members. This program allows us to build customer loyalty as well as conduct lower cost, more targeted marketing campaigns.

Employees and Training

We believe that developing and maintaining a team of capable and motivated managerial and other employees are critical to our success. Because our managerial and other employees manage our hotels and interact with our customers on a daily basis, they are critical to maintaining the quality and consistency of our services as well as our brand and reputation. We seek to hire managerial employees with background and experience in hotel and other consumer services industries with a customer-first mentality. We aim to recruit, train and retain the best talent through a multi-step recruiting and training process while offering competitive performance-linked compensation packages and career advancement opportunities.

We have implemented extensive training programs and periodic tests for managerial and other hotel-based staff primarily through our training facility, “Home Inns Academy.” New general managers of our hotels and executive assistants to general managers are required to undergo a two-month training period, during which they receive training in managing all core aspects of our hotel operations, as well as our company culture and philosophy. We also require our hotel general managers and city managers to participate in annual training programs so that they can stay abreast of changes in our hotel operations and consumer preferences and demands. In addition, all employees of a new hotel are required to undergo an approximately 25-day job training prior to commencing their duties. We also have trained on-site managers in many of our hotels to provide continuous training to our hotel staff. In addition to training, we have implemented periodic tests to assess the relevant knowledge and skills of our managerial and other employees.

To ensure that all of our hotels have optimal and satisfactory performance, we have established an effective and clearly-defined performance evaluation system based on a comprehensive set of key performance indicators that are aligned with a corresponding compensation structure. In addition, we provide capable and experienced hotel staff with opportunities to be promoted to management positions. We believe our performance-linked compensation structure, career-oriented training and career advancement opportunities are the key drivers that motivate our employees. As a result, we have experienced a very low attrition rate among our managerial staff since our inception.

We had 453, 1,183 and 2,792 employees as of December 31, 2003, 2004 and 2005, respectively. As of June 30, 2006, we had 3,857 employees, consisting of 3,601 hotel-based employees, 30 reservation agents at our centralized reservation center, and 226 corporate staff. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

Competition

The lodging industry in China is highly fragmented and competitive, and we expect competition to persist and intensify. Hotels in China are not required to, but may, apply for star ratings as approved by tourism bureaus of local governments or the National Tourist Administration based on the star rating regulations in China. This standard defines five distinct star ratings, i.e., 1-Star, 2-Star, 3-Star, 4-Star and 5-Star, including Platinum 5-star. In order to obtain a particular star rating, a hotel must meet certain defined standards for the availability and quality of hotel facilities and public area, availability and quality of amenities in guest rooms, food and beverage facility, scope of guest services, and scope and quality of management infrastructure, etc. We have not applied for star ratings because we do not consider obtaining a star rating as necessary and our business has not been affected as we focus on meeting individual business and leisure travelers’ basic accommodation needs with affordable pricing, a comfortable lodging experience, high-quality services and standardized hotel rooms and amenities across our hotel chain.

We compete with other hotels for guests in each of the markets in which we operate. Competition in the industry is primarily based on room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, service quality, range of services, and guest amenities. We compete primarily with other economy hotel chains, such as Jinjiang Star, Motel 168, Super 8 and Ibis, as well as various regional and local economy hotel chains. We also compete with two- and three-star hotels, as we offer rooms with standards comparable to many of those hotels and many of the amenities available at those hotels while maintaining competitive pricing and high-quality services tailored to individual business and leisure travelers. In addition, we may also face competition from new players in the economy hotel segment in China. As compared to four- or five-star hotels, developing an economy hotel requires a smaller commitment of capital and human resources. This relatively lower barrier of entry permits new competitors to enter our markets quickly and compete with our business. Furthermore, we may face competition from all other hotels for guests in each of our markets, as our typical business and leisure traveler customers may change their travel and spending patterns and choose to stay in hotels in different segments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish and protect our technology platforms, services and products from those of our competitors, and contribute to our competitive advantage in the economy hotel segment of the lodging industry in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws as well as imposing confidentiality obligations on our employees, contractors and others. We have a total of ten registered trademarks in China, including “ ”, and are applying for registration of two new trademarks in China. We have registered our domain name www.homeinns.com with the Internet Corporation for Assigned Names and Numbers.

We cannot assure you that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. If others are able to copy and use our proprietary information and operational system and other proprietary technology platform without spending time and resources to develop their own, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business and prospects.

Insurance

We believe that our hotels are covered by adequate property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China. We carry property insurance that covers the assets that we own at our hotels, but not the buildings or any other assets owned by our lessors. Although we require our lessors to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected.

Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 700 square meters of office space. As of June 30, 2006, we leased 63 out of our 82 hotel facilities with an aggregate size of 292,178 square meters. For detailed information about the locations of our hotels, see “—Our Home Inns Hotel Chain.”

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATION

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, which became effective as of January 1, 2005. Under the regulation, the hotel industry belongs to the category of permitted foreign investment industry and there is no restriction on foreign investment in hotel businesses in China, other than regular business license and other permits that must be possessed by every lodging business in China. There are no regulatory ceilings on room rates in China. The market-based pricing is permissible for the hotel industry and room rates may be determined at the sole discretion of hotel management. Relative to other industries in China, regulation of the hotel industry in China is still developing and evolving. As a result, most legislative action has consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislation. Many of these standards, rules and circulars date from the late 1990’s, and it is expected that they may be amended, revised or expanded in the coming years as the hotel industry in China matures. This section summarizes the principal PRC regulations currently relevant to our business and operations.

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a Special Industry License. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law, behaving suspiciously or an offender wanted by the public security authority.

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulations, according to which, a hotel must obtain a public area hygiene license before opening for business. In October 1995, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Hygiene, according to which any hotel that provides food must obtain a food hygiene license. In April 1998, SCNPC enacted the Fire Prevention Law. The Fire Prevention Law requires that public gathering places such as hotels pass a fire prevention safety inspection by the local public security fire-fighting department prior to opening for business. In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places, In March 2006, the Ministry of Culture issued the Circular on Carrying out the Regulations for Administration of Entertainment Places, under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations. The above regulations also set forth obligations concerning public security, hygiene, fire prevention, and other standards relating to the operation of public facilities. The relevant administrative authorities may impose penalties and even shut down hotels that violate the provisions.

In 2003, the National Tourist Administration, or the NTA, promulgated the Regulations on the Assessment of the Star Rating 0f Tourist Hotels, or the Star Rating Regulations. Under the Star Rating Regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for five years.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

(1)	to ensure that commodities and services meet with certain safety requirements;

(2)	to disclose serious defects of a commodity or a service and adopt preventive measures against damage occurrence;

(3)	to provide consumers with true information and to refrain from conducting false advertising;

(4)	not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means; and

(5)	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

In December 2003, the Supreme People’s Court enacted the Interpretation of Some Issues concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further increases the liabilities of a business operator engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liability for failing to fulfill their statutory obligation to a reasonable extent or to guarantee the personal safety of others.

Regulations on Environmental Protection

In June 2002, the SCNPC issued the Law on Promoting Clean Production which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the Ministry of Commerce, or the MOC, and its regional counterparts. The MOC promulgated the Administrative Measures on Commercial Franchise Operations or Commercial Franchise Measures on December 30, 2004.

Under the Commercial Franchise Measures, a franchiser must satisfy certain requirements including having: sufficient business resources such as relevant trademarks, trade names and business models which it has been duly authorized to use; the capability to provide long-term business guidance and training services to franchisees; and ownership of at least two self-operated shops that have been in operation for at least one year within China and which were set up by itself or its subsidiaries or holding company. In January of each year, franchisers are required to file franchise contracts executed the previous year with the local commerce administrative authorities with jurisdiction over the franchiser’s locale and the franchisee’s locale.

The franchiser is also required to provide the franchisee with true and accurate basic information relating to the franchise 20 days prior to the execution of a franchise agreement, including:

(1)	the name, domiciles, registered capital, scope of business and term of franchise of the franchiser, basic information relating to financial statements audited by an accounting firm and tax payments;

(2)	the number, location, business status and investment budget for all franchise outlets of the franchisee, and the ratio of terminated franchisees to the total number of franchisees;

(3)	information on the registration and license of trademarks and details of trade name, business model and other business resources, and details of any lawsuits relating to the trademarks or trade names;

(4)	the type, amount and method of payment of franchise fees and the method of refund of deposit;

(5)	information on any lawsuit in which the franchiser has been involved in the previous five years;

(6)	goods or services that the franchiser can provide to the franchisee and any conditions or restrictions on their provision;

(7)	a certification of its ability to provide training and guidance and specific details on training or guidance to be provided;

(8)	basic information regarding the legal representative and other primary responsible persons, and whether they have any criminal record and whether they are personally liable for the bankruptcy of any enterprise; and

(9)	other information and materials required to be disclosed by a franchiser upon the request of the franchisee.

Failure to disclose information in accordance with the provisions may result in the imposition of fines on the franchiser or the revocation of its business license. In addition, where a franchisee suffers any economic loss due to the provision of incomplete or false information by the franchiser, the franchiser shall be liable for compensatory damages.

The Commercial Franchising Measures also contain special provisions regarding franchising undertaken by foreign invested enterprises, or FIEs. Under the Commercial Franchising Measures, if an existing FIE wishes to operate a franchise in China it must apply to its original examination and approval authority to expand its business scope to include “engaging in commercial activities by way of franchise.” In addition, franchise contracts executed in the previous year are required to be filed with its original examination and approval authority and the commerce administrative authorities at the place where the franchisee is located.

Regulations on Trademarks

Both the PRC Trademark Law, adopted in 1982 and revised in 2001, and the Implementation Regulation of the PRC Trademark Law adopted by State Council in 2002, give protection to the holders of registered trademarks and trade names. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreement must be filed with the Trademark Office or its regional counterpart.

Regulations on Foreign Currency Exchange

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, the Renminbi is convertible for current account items, such as trade related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

•	the Wholly Foreign Owned Enterprise Law (1986), as amended;

•	the Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval is not required in the context of this offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies. See “Risk Factors—Risks Related to Our Business—The approval of China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position/Title
Yunxin Mei	57	Co-Chairman of the Board of Directors
Neil Nanpeng Shen	38	Co-Founder, Co-Chairman of the Board of Directors
David Jian Sun	41	Chief Executive Officer, Director
May Wu	38	Chief Financial Officer
Rixin Liang	51	Chief Operating Officer
Min Bao	46	Director
James Jianzhang Liang	37	Co-Founder, Director
Jerry Sze(1)	45	Director
Suyang Zhang(1)	47	Director
Kenneth Gaw (2)	35	Independent Director Appointee
Terry Yongmin Hu (2)	36	Independent Director Appointee

(1)	Messrs. Sze and Zhang have resigned from our board of directors, effective upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.
(2)	Messrs. Gaw and Hu have been appointed as our independent directors, effective upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Yunxin Mei has served as our director since May 2004. Since 2000, Mr. Mei has been the vice chairman and president of BTG responsible for the overall operations and management as well as executing BTG’s mid- and long-term development plans. He also serves on the boards of several other companies, including Poly Victory Investments Limited, Viobright International Investments Ltd. and Profit Act Investment Ltd., all of which are holding companies investing in the hotel business in China.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip, the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he had worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking areas. Currently, Mr. Shen is a director of Ctrip and also an independent director, the chairman of the audit committee and a member of the compensation and nominating committee of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University in China and his master’s degree from the School of Management at Yale University.

David Jian Sun has served as our director and chief executive officer since December 2004. Mr. Sun has over ten years of consumer industry experience. From 2003 to December 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Mr. Sun holds a bachelor’s degree from Shanghai Medical University in China.

May Wu has served as our chief financial officer since May 2006. She served as our senior vice president of finance from March 2006 to May 2006. Prior to joining Home Inns, Ms. Wu was a first vice president at Schroder Investment Management, North America Inc. from 2005 to March 2006, and a vice president from

2003 to 2004. She was responsible for investment research and management for various funds, specializing in consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at JP Morgan Asset Management where she also served as a vice president from 2000 to 2002. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Rixin Liang has served as our chief operating officer since the formation of Home Inns Beijing in April 2002. Prior to joining Home Inns, Ms. Liang was the vice president of the International Hotel Group, a subsidiary of BTG, from 1999 to 2002, during which she co-founded Jian Guo Inns, one of the earliest economy hotel brands in China, in 2000, and served as the general manager of Jian Guo Inns Beijing Ltd. from 2000 to 2002. Ms. Liang has worked in the hotel industry in China since 1972. She is a member of the Expert Committee of the China Hotel Association. Ms. Liang holds a bachelor’s degree from Capital Economics and Business University in China. She also attended the MBA program at Tsing-Hua University in China.

Min Bao has served as our director since March 2006. Mr. Bao is the general manager of BTG Hotel & Resorts Co., Ltd., where he has worked since February 2006. From 2002 to February 2006, he was the general manager of Beijing Chang Fu Gong Center Co., Ltd., a holding company that owns a hotel and residential and commercial properties. Prior to that, he served as the general manager of Beijing Xin Qiao Hotel Co., Ltd. He currently serves on the boards of several companies, including BTG Hotel & Resorts Co., Ltd., Beijing Jian Guo Hotel Co., Ltd., Beijing Peace Hotel Co., Ltd. and Yue Xiu Hotel Co., Ltd, all of which are China-based hotel companies.

James Jianzhang Liang is one of the co-founders of our company. He has served as our director since our inception. Mr. Liang co-founded Ctrip and served as its chief executive officer from 2000 to January 2006. Mr. Liang has been chairman of Ctrip’s board of directors since August 2003 and has been a director of Ctrip since its inception. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang received his master’s and bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University in China.

Jerry Sze has served as our director since February 2003 and will resign from our board of directors, effective upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Sze is a managing partner of Sycamore Ventures, a venture capital firm. Prior to joining Sycamore Ventures in 1998, Mr. Sze was a vice president at GMY Investment Company, a large real estate investment partnership, where he was responsible for the full range of investment activities focusing on commercial real estate portfolio in Southern California. Before joining GMY Investment Company in 1991, Mr. Sze worked as design engineer at AKG Acountics USA and Hughes Aircraft Company. Mr. Sze currently serves on the boards of DVN Holdings, a provider of digital broadcasting technology, SourceByNet Pte Ltd., an independent global home furnishing sourcing network, RIM China Company Ltd., a management consulting company specializing in the mass retail market in China, Pacific Satellite Holding Ltd., a holding company focused on the electrical engineering, communications and satellite television industries, and Redgate Media, Inc., a holding company focused on Chinese media companies. Mr. Sze received a bachelor’s degree in electrical engineering from the University of Hawaii and attended the business management program at the University of California, Berkeley.

Suyang Zhang has served as our director since our inception and will resign from our board of directors, effective upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Zhang is the general partner of IDG Technology Venture Investment Inc., a venture capital firm, where he has worked since 1996, and general manager of Shanghai Pacific Technology Venture Fund Co., Ltd., a venture capital firm, where he has worked since 1994. In recent years, Mr. Zhang has led his firms’ investments in a number of high-tech companies in the areas of electronics, telecommunications and software. He currently serves on the boards of several companies, including Ctrip and Baud Data Communications Co., Ltd., a manufacturer of networking products. Mr. Zhang holds a bachelor’s degree in electronics engineering from Shanghai University and an Executive MBA from China European International Business School in China.

Mr. Kenneth Gaw will serve as our independent director, commencing upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Since 1999, Mr. Gaw has been a managing director of Pioneer Global Group Limited, a company listed on the Hong Kong Stock Exchange that primarily focuses on real estate and hotel investments in Hong Kong, Macau, China and South East Asia. Mr. Gaw is also a co-founder and the managing director of Gateway Capital, a real estate investment and management company. Mr. Gaw currently serves on the boards of Dusit Thani Public Company Limited, a company that owns and operates hotels in Thailand, Siam Food Products Public Company Limited, a pineapple producer listed on the Stock Exchange of Thailand, and Japan Opportunities Fund II, a real estate fund investing in Japan. Mr. Gaw received a bachelor’s degree in applied mathematics and economics from Brown University in the United States.

Mr. Terry Yongmin Hu will serve as our independent director, commencing upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Hu is a managing director of Temasek Holdings (HK) Limited, an investment company that focuses on private equity investments in China. Prior to joining Temasek Holdings in May 2005, Mr. Hu was a director at Credit Suisse (HK) Limited where he was responsible for its technology, media and telecommunications investment banking efforts in China. Before joining Credit Suisse in August 2004, Mr. Hu worked for a number of years at Bear Stearns Asia Limited where he last served as a vice president of investment banking and the chief representative of its Shanghai office. Mr. Hu currently serves on the board of Hopson Development Holdings Limited, a company listed on the Hong Kong Stock Exchange that engages in property development business in China. Mr. Hu received a bachelor’s degree in English language and literature from Fudan University in China.

Employment Agreements

We have entered into an employment agreement with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. A senior executive officer may terminate his or her employment at any time without penalty if there is a material reduction in his or her authority, duties and responsibilities or if there is a material breach by us, provided that we are allowed to correct or cure within 30 days upon receipt of his or her written notice of intent to terminate on such basis. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Each senior executive officer is entitled to certain benefits upon termination, including a severance pay equal to three months’ salary, if he or she resigns for certain specified good reasons or if we terminate his or her employment due to his or her incapacitation. We will indemnify an executive officer for his losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each senior executive officer has agreed to hold in strict confidence any trade secrets or technical secrets of our company. Each officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. After the completion of this offering, the independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which meeting directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination at any time after the completion of this offering be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 4350 of the Nasdaq Stock Market, Marketplace Rules, a majority of the members of each of our board committees will be independent directors during the one-year transition period after our ADSs are listed on the Nasdaq Global Market and all of the committee members will be independent directors thereafter. We have adopted a charter for each of the board committees, which will become effective immediately upon the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Messrs. James Jianzhang Liang, Kenneth Gaw and Terry Yongmin Hu, commencing upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We have determined that Messrs. Gaw and Hu satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee. Our compensation committee will consist of Messrs. Neil Nanpeng Shen, Kenneth Gaw and Terry Yongmin Hu, commencing upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We have determined that Messrs. Gaw and Hu satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2005, we paid an aggregate of approximately RMB1.2 million (US$0.2 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

Share Incentives

Employees’ Stock Option Plan. We have adopted an Employees’ Stock Option Plan, or the Option Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 4,784,226 ordinary shares upon exercise of awards granted under our Option Plan. We will not grant options or other awards under this Option Plan after the completion of this offering as we plan to grant options and/or other awards under our 2006 share incentive plan after the shareholders approve the new plan.

The following table summarizes the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

Name	Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yunxin Mei	150,000	2.72	3/17/2006	3/16/2011
	50,000	*	10/2/2006	10/2/2011
Neil Nanpeng Shen	100,000	0.3309	1/1/2005	12/31/2009
	150,000	2.72	3/17/2006	3/16/2011
	50,000	*	10/2/2006	10/2/2011
David Jian Sun	271,000	0.3309	1/1/2005	12/31/2009
	109,000	2.25	12/1/2005	11/30/2010
	70,000	2.72	3/17/2006	3/16/2011
	142,500	*	10/2/2006	10/2/2011
May Wu	300,000	1.53	3/1/2006	2/28/2011
	142,500	*	10/2/2006	10/2/2011
Rixin Liang	158,858	0.232	3/1/2003	2/28/2008
	105,844	0.3309	3/1/2004	2/28/2009
	75,298	2.25	12/1/2005	11/30/2010
James Jianzhang Liang	70,000	2.72	3/17/2006	3/16/2011
Min Bao	70,000	2.72	3/17/2006	3/16/2011
Other individuals as a group	2,760,816

*	Midpoint of the estimated price range for this offering.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the Option Plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Stock Option and Stock Purchase Right Agreements. Options and stock purchase rights granted under our Option Plan are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the stock option agreement and the stock purchase right agreement also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Acceleration of Options upon Corporate Transactions. The outstanding options will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the Option Plan. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

Term of the Options. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule.

Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Option Plan. Unless terminated earlier, the Option Plan will terminate automatically in 2013. Our board of directors has the authority to amend or terminate the Option Plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the Option Plan administrator or (ii) affect the Option Plan administrator’s ability to exercise the powers granted to it under our Option Plan.

2006 Share Incentive Plan. Our board of directors recently adopted a 2006 share incentive plan, or the 2006 plan, subject to shareholder approval. The number of shares which may be issued upon exercise of awards granted under our 2006 plan equals the number of shares reserved but not issued or issuable as part of outstanding options, stock purchase rights or other awards granted under the Option Plan as of the date of completion of this offering. After the completion of this offering, such number of shares will be increased by that number of shares equal to 6% of our total outstanding shares (excluding shares issued upon exercise of options or otherwise pursuant to any of our share incentive plans) from time to time. Except for the foregoing, the total number of shares which may be issued under our 2006 plan will not be increased for a period of three years after the completion of this offering.

Types of Awards. The types of awards we may grant under our 2006 plan include the following:

•	options to purchase our ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture;

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to forfeiture;

•	share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under 2006 plan will be adjusted to reflect a ratio of one ADS to              ordinary shares.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive stock options, or ISOs, only to our employees and employees of our majority-owned subsidiaries.

Plan Administration. The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2006 plan. However, with respect to awards made to our independent directors and executive officers, the entire board of directors will administer the 2006 plan. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement. Awards granted under our 2006 plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement will also specify whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2006 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an award and sets forth the price in the award agreement. The exercise price may be fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may be granted to any individual if the fair market value of the shares underlying such ISOs that are exercisable in any calendar year exceeds US$100,000 or other limitations imposed by law. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award will be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant, except that five years is maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2006 plan. Amendments to the 2006 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2006 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2006 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2006 plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming conversion of all of our preferred shares into ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

	Ordinary Shares Beneficially Owned Prior to This Offering			Ordinary Shares Being Sold in This Offering			Shares Beneficially Owned After This Offering (1)
	Number (2)	% (3)		Number	%(3)		Number(2)	%(3)
Directors and Executive Officers:
Neil Nanpeng Shen(4)	5,380,389	9.83		—	—		5,380,389
James Jianzhang Liang(5)	4,033,342	7.37		—	—		4,033,342
David Jian Sun(6)	691,556	1.26		—	—		691,556
May Wu(7)	444,771	—	*	—	—		444,771
Rixin Liang(8)	790,543	1.45		—	—		790,543
Yunxin Mei(9)	—	—		—	—		—
Min Bao(10)	—	—		—	—		—
Jerry Sze(11)	—	—		—	—		—
Suyang Zhang(12)	—	—		—	—		—
All Directors and Executive Officers as a Group(13)	11,340,601	20.72		—	—		11,340,601

Principal and Selling Shareholders:
Poly Victory Investments Limited(14)	13,364,140	24.43		—	—		13,364,140
AsiaStar IT Fund L.P.(15).	12,286,828	22.46		3,686,048	6.74		8,600,780
IDG Technology Venture Investments, L.P.(16)	7,372,217	13.48		2,211,665	4.04		5,160,552
Qi Ji(17)	4,411,294	8.06		—	—		4,411,294
Chung Lau(18)	4,033,342	7.37		—	—		4,033,342
Susquehanna China Investment HI(19)	2,873,940	5.25		—	—		2,873,940
Kangaroo Investments LLC(20)	130,633	—	*	130,633	—	*	—	—

*	Less than 1%.

(1)	Assumes that the underwriters do not exercise the over-allotment option.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(3)	For each person and group included in this table, percentage ownership prior to this offering is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 54,698,475, being the number of ordinary shares outstanding as of the date of this prospectus, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus. Percentage ownership after this offering is calculated by dividing the number of shares beneficially owned by such person or group by the sum of , being the number of ordinary shares outstanding immediately after the completion of this offering, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

(4)	Includes 5,355,389 ordinary shares held by Mr. Shen and 25,000 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after the date of this prospectus. The business address of Mr. Shen is Rm. 3202a, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(5)	Includes 4,033,342 ordinary shares held by Chung Lau, Mr. Liang’s wife. Mr. Liang disclaims the beneficial ownership of all the shares held by his wife. The business address of Mr. Liang is No. 400 Tian Yao Qiao Road, Shanghai 200030, People’s Republic of China.

(6)	Includes 311,556 ordinary shares held by Mr. Sun and 380,000 restricted shares held by Mr. Sun. The business address of Mr. Sun is No. 400 Tian Yao Qiao Road, Shanghai 200030, People’s Republic of China.

(7)	Includes 144,771 ordinary shares held by Ms. Wu and 300,000 restricted shares held by Ms. Wu. The business address of Ms. Wu is No. 400 Tian Yao Qiao Road, Shanghai 200030, People’s Republic of China.

(8)	Includes 450,543 ordinary shares held by Ms. Liang and 340,000 restricted shares held by Ms. Liang. The business address of Ms. Liang is No. 400 Tian Yao Qiao Road, Shanghai 200030, People’s Republic of China.

(9)	The business address of Mr. Mei is No.10 Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(10)	The business address of Mr. Bao is Novotel Peace Hotel, No.3 Jinyu Hutong, Wangfujing, Beijing 100006, People’s Republic of China.

(11)	The business address of Mr. Sze is 1F, 284 Anfu Road Shanghai 200031, People’s Republic of China.

(12)	The business address of Mr. Zhang is Room 1105, Aetna Tower, No.107, Zunyi Road, Shanghai 200051, People’s Republic of China.

(13)	Includes ordinary shares, restricted shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after the date of this prospectus held by all of our directors and senior executive officers as a group.

(14)	Includes 13,364,140 ordinary shares. Poly Victory Investments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Beijing Tourism Group (HK) Holdings Co. Ltd., which in turn is wholly owned by BTG. BTG is a state-owned enterprise in China. Poly Victory Investment Limited’s registered office is at Palm Grove House, P.O. Box 432, Road Town, Tortola, British Virgin Islands.

(15)	Includes 10,775,800 ordinary shares issuable upon the conversion of the same number of Series A preferred shares and 1,511,028 ordinary shares issuable upon the conversion of the same number of Series B preferred shares. AsiaStar IT Fund L.P., or AsiaStar, is a Cayman Islands limited partnership which is managed by its general partner, AsiaStar Partners, L.P., which is managed by Sycamore Management Corporation, which in turn is owned by Mr. Peter Gerry, Mr. Kilin To and Mr. John Whitman. The business address of AsiaStar is 3 Anson Road, #35-03 Springleaf Tower, Singapore 079909.

(16)	Includes 6,465,600 ordinary shares issuable upon the conversion of the same number of Series A preferred shares and 906,617 ordinary shares issuable upon the conversion of the same number of Series B preferred shares. IDG Technology Venture Investments, L.P., or IDG, is a Delaware limited partnership with two partners. IDG’s limited partner is IDG Technology Venture Investment, Inc., which is wholly owned by International Data Group, Inc., which in turn is majority owned by Mr. Patrick J. McGovern. IDG’s general partner is IDG Technology Venture Investments, LLC, which is controlled and managed by its two managing members, Mr. Quan Zhou and Mr. Patrick J. McGovern. The business address of IDG is Room 1105, Aetna Tower, No. 107, Zunyi Road, Shanghai 200051, People’s Republic of China.

(17)	Includes 4,411,294 ordinary shares held by Mr. Ji. The address of Mr. Ji is 3F, Building 63-64, No. 421, Hong Cao Road, Shanghai, People’s Republic of China.

(18)	Includes 4,033,342 ordinary shares held by Ms. Lau. Ms. Lau is the wife of our director, James Jianzhang Liang. The address of Ms. Lau is c/o James Jianzhang Liang, 3F, Building 63-64, No. 421, Hong Cao Road, Shanghai, People’s Republic of China.

(19)	Includes 2,873,940 ordinary shares issuable upon the conversion of the same number of Series C preferred shares. Susquehanna Asia Investment, LLLP, the authorized agent of Susquehanna China Investment HI, or Susquehanna, has discretionary authority to vote and dispose of the shares held by Susquehanna and may be deemed to be the beneficial owner of these shares. Arthur Dantchik, in his capacity as president of Susquehanna Asia Investment, LLLP, may also be deemed to have investment discretion and voting power over the shares held by Susquehanna. Mr. Dantchik disclaims any beneficial ownership of the shares. The business address of Susquehanna is Suite 5711, Plaza 66, 1266 Nanjing Road (W), Shanghai 200040, People’s Republic of China. The business address of Susquehanna International Group, LLP is 101 California Street, Suite 3250, San Francisco, CA 94111, USA.

(20)	Includes 130,633 ordinary shares issuable upon the conversion of the same number of Series C preferred shares. The sole member of Kangaroo Investments LLC is TradeLink Securities LLC. The business address of Kangaroo Investments LLC is 200 W. Jackson, Chicago, Illinois 60606, USA.

As of the date of this prospectus, approximately 4.0% of our outstanding Series C preferred shares are held by one record shareholder in the United States, and none of our outstanding ordinary shares, Series A preferred shares and Series B preferred shares are held by record holders in the United States. Two of our shareholders, Susquehanna China Investment HI, or Susquehanna, and Kangaroo Investments LLC, or Kangaroo, have represented to us that they are affiliated with registered broker-dealers in the United States, but are not in the business of underwriting securities. Before Susquehanna and Kangaroo purchased our Series C preferred shares in January 2005, neither of them was affiliated or otherwise related to us. Susquehanna and Kangaroo purchased our Series C preferred shares directly from us in its ordinary course of business and, at the time of the purchase, neither Susquehanna nor Kangaroo had agreements or understandings, directly or indirectly, with any person to distribute our Series C preferred shares.

Seven shareholders of our company, namely, Neil Nanpeng Shen, James Jianzhang Liang, Chung Lau, Min Fan, David Jian Sun, May Wu and Rixin Liang have entered into an acting-in-concert agreement. These shareholders currently hold a total of 17,769,037 ordinary shares, or 32.5% of our outstanding voting securities. See “Related Party Transactions—Private Placements” for a description of the terms of this agreement. Each of these seven shareholders disclaims beneficial ownership of our shares except for the shares directly held by such shareholder.

None of our existing shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Private Placements

In February 2003, Home Inns Hong Kong sold 86,207 shares of Series A convertible preferred shares in a private placement at a price of US$46.40 per share. The investors in the Series A preferred share private placement consisted of AsiaStar IT Fund L.P., which purchased 53,879 shares, and IDG Technology Venture Investments, L.P., which purchased 32,328 shares. In April 2003, Home Inns Hong Kong’s shareholders and board of directors authorized a 1:200 subdivision of its outstanding shares. Upon the effecting of the subdivision, AsiaStar IT Fund L.P. held 10,775,800 Series A preferred shares and IDG Technology Venture Investments, L.P. held 6,465,600 Series A preferred shares. Each of the purchasers of the Series A preferred shares was an unrelated third party prior to the issuance and sale of the Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between Home Inns Hong Kong and the purchasers and approved by Home Inns Hong Kong’s board of directors. Each Series A preferred share will automatically convert into one ordinary share upon the closing of this offering.

In November 2003, Home Inns Hong Kong sold 2,417,605 shares of Series B convertible preferred shares in a private placement at a price of US$0.3309 per share. The investors in the Series B preferred share private placement consisted of AsiaStar IT Fund L.P., which purchased 1,511,028 shares, and IDG Technology Venture Investments, L.P., which purchased 906,617 shares. Each Series B preferred share will automatically convert into one ordinary share upon the closing of this offering.

In May 2004, Home Inns Hong Kong sold 13,219,140 ordinary shares in a private placement at a price of HK$1.57 per share to Poly Victory Investments Limited. In addition, Poly Victory Investments Limited transferred a 12.45% interest in Home Inns Beijing to Home Inns Hong Kong. Poly Victory Investments Limited is a wholly owned subsidiary of BTG. This transaction was approved by Home Inns Hong Kong’s board of directors and shareholders.

In September 2004, Home Inns Hong Kong sold 3,035,000 ordinary shares in a private placement at a price of US$0.3425 per share to Top Sterling International Limited, which was then owned by four individuals, including two directors and the spouse of one other director of our company at that time. This transaction was approved by Home Inns Hong Kong’s board of directors and shareholders. In May 2006, Top Sterling International Limited dissolved and distributed to its shareholders on a pro rata basis its shares of Home Inns Hong Kong.

In September 2004, Home Inns Hong Kong issued an additional 145,000 ordinary shares to Poly Victory Investments Limited at par value. This transaction was approved by Home Inns Hong Kong’s board of directors and shareholders.

In January 2005, Home Inns Hong Kong sold 3,265,841 shares of Series C convertible preferred shares in a private placement at a price of US$1.531 per share. The investors in the Series C preferred share private placement consisted of Susquehanna China Investment HI, which purchased 2,873,940 shares; Kangaroo Investments LLC, which purchased 130,633 shares; Fortune Hero Limited, which purchased 65,317 shares; Soon Yan Seen, who purchased 65,317 shares; Hiroko Nishikawa, who purchased 65,317 shares; and Beihai Capital Limited, which purchased 65,317 shares. Each of the purchasers of the Series C preferred shares was an unrelated third party prior to the issuance and sale of the Series C preferred shares. The value of the Series C preferred shares was determined based on arm’s-length negotiations between Home Inns Hong Kong and the purchasers and approved by Home Inns Hong Kong’s shareholders and board of directors. Each Series C preferred share will automatically convert into one ordinary share upon the closing of this offering.

In June 2006, all of the then-existing shareholders of Home Inns Hong Kong exchanged their respective shares of Home Inns Hong Kong for an equivalent number of shares of Home Inns & Hotels Management Inc. of equivalent classes. As a result, Home Inns Hong Kong has become our wholly owned subsidiary.

In July 2006, we sold 2,834,037 ordinary shares in a private placement at a price of US$2.77 per share. The purchasers consisted of the following individuals: Neil Nanpeng Shen, one of our directors, who purchased 1,444,095 shares; Chung Lau, the spouse of one of our directors, James Jianzhang Liang, who purchased 722,048 shares; Min Fan, who purchased 361,024 shares; David Jian Sun, our chief executive officer, who purchased 111,556 shares; May Wu, our chief financial officer, who purchased 144,771 shares; and Rixin Liang, our chief operating officer, who purchased 50,543 shares. The price of the ordinary shares was determined based on the price offered by an unrelated third party in May 2006 and the sale was approved by our board of directors and shareholders.

In conjunction with the transaction above, the purchasers entered into an acting-in-concert agreement in July 2006, whereby they have agreed to act together on all matters requiring shareholder approval and to appoint one representative to vote on behalf of all of them at our shareholder meetings. These shareholders currently hold a total of 17,769,037 ordinary shares, or 32.5% of our outstanding voting securities. The agreement will expire 364 days after the date of the agreement.

Shareholders’ Agreement

In connection with our reorganization in June 2006, we and our existing shareholders entered into a shareholders agreement, which incorporates the principal terms of the previous shareholders agreements between Home Inns Hong Kong and our shareholders. Under this shareholders agreement, our board of directors shall comprise of eight directors, including two directors designated by Neil Nanpeng Shen and Chung Lau; two directors designated by AsiaStar IT Fund L.P.; one director designated by IDG Technology Venture Investments, L.P.; two directors designated by Poly Victory Investments Limited; and one director designated by our chief executive officer from time to time. Our existing shareholders are prohibited from transferring more than 30% of their shares either in a single transaction or a series of transactions without the prior written consent of the holders of a majority of the then outstanding preferred shares. Certain existing shareholders have preemptive rights with respect to any issuance of securities by us, except with respect to this offering and certain other issuances. We and certain of our existing shareholders each have certain rights of first refusal and co-sale rights with respect to any proposed share transfers by any of our existing shareholders. Under this agreement, our preferred shareholders are also entitled to certain registration rights, including demand registration and Form F-3 or Form S-3 registration. See “Description of Share Capital—Registration Rights.” Except for the registration rights, all shareholders’ rights under the shareholders agreement will automatically terminate upon the completion of this offering.

Transactions with BTG

BTG is the parent company of Beijing Capital Travel, which is the minority equity interest holder of Home Inns Beijing. It is also the parent company of Poly Victory Investments Limited, which is a major shareholder of our company. In addition to the transactions with BTG involving shares of Home Inns Hong Kong and Hong Inns Beijing as described under “—Private Placements,” we have entered into the following transactions with BTG during the past three years.

Financing Transactions with BTG. In June 2005, Home Inns Hong Kong, Home Inns Beijing and BTG entered into a financing transaction agreement whereby BTG agreed to provide up to RMB80 million (US$10 million) financing to Home Inns Beijing in the form of loans through a third-party commercial bank to facilitate the anticipated rapid expansion of the Home Inns hotel chain throughout China. According to the financing transaction agreement, in the event of default by us under the agreement, BTG has the right to enforce its rights under this agreement by choosing one of the following options: (i) requesting liquidation of Home Inns Hong Kong or Home Inns Beijing; (ii) converting the total principal amount of the loans into 11.15% of the equity interest in Home Inns Hong Kong if the net assets of Home Inns Hong Kong on the date of default exceeds its net assets as of June 2005; or (iii) converting the total principal amount of the indebtedness into a percentage of equity interest in Home Inns Beijing determined by dividing the outstanding principal amount by RMB663.5 million (US$83.0 million), if the value of the net assets of Home Inns Beijing exceeds RMB663.5 million (US$83.0 million) on the date of default. The events of default under the agreement include our failure to repay the indebtedness on time and material breach of our representations, warranties and covenants in the agreement, such as our covenant to provide an advance notice to BTG before we enter into a material merger and acquisition, spin-off, corporate reorganization, new joint venture or sale of material assets transaction. As of June 30, 2006, Home Inns Beijing has drawn a total of RMB60 million (US$7.5 million) at an interest rate of 6.1747% per annum under the financing transaction agreement and has been in compliance with the terms of the agreement. We plan to repay this indebtedness and interest accrued thereon shortly after the completion of this offering.

Rental Payments to Jian Guo Inns. Jian Guo Inns Beijing Ltd., or Jian Guo Inns, is a subsidiary of BTG. Jian Guo Inns was the lessor of four leased-and-operated Home Inns hotels in 2003. Since 2004, Jian Guo Inns has been the lessor of three leased-and-operated Home Inns hotels. In 2003, Home Inns Beijing paid RMB3.5 million to Jian Guo Inns as rental payments. In 2004 and 2005 and the six months ended June 30, 2006, we paid RMB2.6 million and RMB3.5 million (US$0.4 million) and RMB1.8 million (US$0.2 million), respectively, to Jian Guo Inns as rental payments.

Transactions with Ctrip

Three of Ctrip’s directors, Neil Nanpeng Shen, James Jianzhang Liang and Suyang Zhang, are also our directors. In addition, one of Ctrip’s directors, Qi Ji, was our director and chief executive officer from 2002 to January 2005. Some of our customers book our hotel rooms through Ctrip and we pay sales commissions to Ctrip for such bookings. In 2003, Home Inns Beijing paid RMB0.4 million to Ctrip as sales commissions. In 2004 and 2005 and the six months ended June 30, 2006, we paid RMB0.2 million and RMB2.4 million (US$0.3 million) and RMB2.6 million (US$0.3 million), respectively, to Ctrip as sales commissions. In addition, Ctrip extended an interest-free loan in the amount of RMB6.0 million to Home Inns Beijing in 2003 and this loan was repaid in full in the same year.

Employment Agreements

See “Management—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Management—Share Incentives” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 200,000,000 shares, comprised of (i) 177,075,114 ordinary shares with a par value of US$0.005 each, of which 31,773,589 shares are issued and outstanding; (ii) 17,241,400 Series A preferred shares authorized, issued and outstanding, with a par value of US$0.005 each; 2,417,645 Series B preferred shares authorized, issued and outstanding, with a par value of US$0.005 each; and 3,265,841 Series C preferred shares authorized, issued and outstanding, with a par value of US$0.005 each. All of our issued and outstanding preferred shares will automatically convert into 22,924,886 ordinary shares automatically upon the closing of this offering.

Upon the closing of this offering, we will adopt an amended and restated memorandum and articles of association, which will replace the current memorandum and articles of association in its entirety. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 10% of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of securities issuances by us and share transfers among our existing shareholders during the past three years.

Ordinary Shares. In May 2004, Home Inns Hong Kong sold 13,219,140 ordinary shares in a private placement at a price of HK$1.57 per share to Poly Victory Investments Limited. In addition, Poly Victory Investments Limited transferred a 12.45% interest in Home Inns Beijing to Home Inns Hong Kong. In September 2004, Home Inns Hong Kong issued an additional 145,000 ordinary shares to Poly Victory Investments Limited at par value. In addition, in September 2004, Home Inns Hong Kong sold 3,035,000 ordinary shares in a private placement at a price of US$0.3425 per share to Top Sterling International Limited. In May 2006, Top Sterling International Limited dissolved and distributed its shares to its shareholders pro rata.

In July 2006, we sold 2,834,037 ordinary shares in a private placement at a price of US$2.77 per share. The purchasers consisted of the following individuals: Neil Nanpeng Shen, one of our directors, who purchased 1,444,095 shares; Chung Lau, the spouse of one of our directors, James Jianzhang Liang, who purchased 722,048 shares; Min Fan, who purchased 361,024 shares; David Jian Sun, our chief executive officer, who purchased 111,556 shares; May Wu, our chief financial officer, who purchased 144,771 shares; and Rixin Liang, our chief operating officer, who purchased 50,543 shares.

Preferred Shares. In December 2003, Home Inns Hong Kong sold 2,417,645 shares of Series B convertible preferred shares in a private placement at a price of US$0.3309 per share. The investors in our Series B preferred share private placement consisted of AsiaStar IT Fund L.P., which purchased 1,511,028 shares, and IDG Technology Venture Investments, L.P., which purchased 906,617 shares. In January 2005, Home Inns Hong Kong sold 3,265,841 shares of Series C convertible preferred shares in a private placement at a price of US$1.531 per share. The investors in our Series C preferred share private placement consisted of Susquehanna China Investment HI, which purchased 2,873,940 shares; Kangaroo Investments LLC, which purchased 130,633 shares; Fortune Hero Limited, which purchased 65,317 shares; Soon Yan Seen, who purchased 65,317 shares; Hiroko Nishikawa, who purchased 65,317 shares; and Beihai Capital Limited, which purchased 65,317 shares. Each share of Series B and Series C preferred share will automatically convert into one ordinary share upon the closing of this offering.

Options and Stock Purchase Rights. As of the date of this prospectus, we have granted options and stock purchase rights to purchase a total of 4,775,816 ordinary shares to some of our directors, officers and employees, without giving effect to options that were exercised or terminated. See “Management—Share Incentives.”

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

We intend to adopt an amended and restated memorandum and articles of association upon the closing of this offering. Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Pursuant to our current shareholders agreement entered into in June 2006, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and ordinary shares as of the date of the agreement. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time commencing 6 months after this offering, holders of at least 50% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities with anticipated aggregate proceeds in excess of US$5 million. We, however, are not obligated to effect a demand registration if (1) we have already effected two demand registration, (2) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us, or (3) if the securities to be registered can be registered on Form F-3. We have the right to defer filing of a registration statement for up to 120 days if we provide the requesting holders a certificate signed by either our chief executive officer or chairman of the board of directors stating that in the good faith judgment of the board of directors that filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 24-month period.

Public Listing. In the event that holders of at least 50% of registrable securities requests that we effect a public listing on an internationally recognized stock exchange or over-the-counter market, we must use our best efforts to effect such public listing.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than, among other things, pursuant to an F-3 registration statement or other than relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Form F-3 Registration Rights. When we are eligible for use of Form F-3 , holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We are not obligated to file a registration statement on Form F-3 if we have already effected one registration on Form F-3 in any six-month period or the holders propose to sell registrable securities and such other securities (if any) at an aggregate public price of less than US$500,000, net of any underwriters’ discounts or commissions.

Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent              ordinary shares (or a right to receive              ordinary shares) deposited with the office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. Directions on how to obtain copies of those documents are provided in the section of this prospectus headed “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See the section of this prospectus headed “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the Deposited Securities, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. We intend to ask the depositary to request voting instructions of holders of our ADSs in the future.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of the Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we will try to give the Depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•      Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses and Nasdaq application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•      Change the nominal or par value of our shares

•      Reclassify, split up or consolidate any of the deposited securities

•      Distribute securities on the shares that are not distributed to you

•      Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the American Depositary Shares. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding              ADSs representing approximately             % of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

Our officers and directors and principal shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq National Market, as our ADSs are expected to be. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for our current taxable year ending December 31, 2006. Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for the current taxable year will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs and Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Nasdaq National Market is a qualified exchange. We expect that the ADSs will be listed on the Nasdaq National Market and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you were we to be a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, the number of ADSs indicated in the table below. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010-3629 U.S.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vesey Street, New York, New York 10080 U.S.A.

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of US$             per ADS. The underwriters may allow, and the dealers may re-allow, a discount not in excess of US$             per ADS to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$
Underwriting discounts and commissions paid by selling shareholders	US$	US$	US$	US$
Expenses payable by the selling shareholders	US$	US$	US$	US$

We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our shareholders, officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of our ordinary shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

We have applied to have our ADSs listed on the Nasdaq Global Market under the symbol “HMIN.”

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Until the distribution of the ADSs is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives, or any person acting for them, on behalf of the underwriters, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet web site maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web site of any of the representatives is not part of this prospectus.

Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates.

Selling Restrictions

European Union

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus

Directive was implemented in that relevant member state (the “relevant implementation date”) no ADSs have been offered or will be offered in that relevant member state prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of ADSs may be made to the public in that relevant member state at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

(d)	in any other circumstances which do not require the publication by the Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of ADSs shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of the expression an “offer of any ADSs to the public” in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the ADSs acquired by it have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. The company, the selling shareholders, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase ADSs.

This prospectus and any offer when made are only addressed to and directed at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/ EC) (“Qualified Investors”). In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this prospectus relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. This prospectus and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person.

United Kingdom

Each underwriter will represent, warrant and agree that (i) it has communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of the ADSs in circumstances in which section 21(1) of the FSMA does not apply to the company; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offering of the ADSs as contemplated by this prospectus in, from or otherwise involving the United Kingdom.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines in Japan.

Hong Kong

The ADSs may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the

ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

General

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we [and the selling shareholders] prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Purchasers

By purchasing ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the ADSs to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ADSs, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders, will have no liability. In the case of an action for damages, we and the selling shareholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein [and the selling shareholders] may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq Global Market listing fee, all amounts are estimates.

SEC Registration Fee	US$

Nasdaq Global Market Listing Fee

National Association of Securities Dealers, Inc. Filing Fee

Printing Expenses

Legal Fees and Expenses

Accounting Fees and Expenses

Miscellaneous

Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to United States federal law and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to United States federal law and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Haiwen and Partners. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law, Commerce & Finance Law Offices with respect to matters governed by PRC law and Boughton Peterson Yang Anderson with respect to matters governed by Hong Kong law. Simpson Thacher & Bartlett LLP may rely upon Maples & Calder and Haiwen and Partners with respect to matters governed by Cayman Islands law and PRC law, respectively, and Boughton Peterson Yang Anderson with respect to matters governed by Hong Kong law.

EXPERTS

Our consolidated financial statements as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, included in this prospectus have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Home Inns Beijing as of December 31, 2003 and 2004, and for each of the years then ended, included in this prospectus have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 11th Floor, PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HOME INNS & HOTELS MANAGEMENT INC.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

HOME INNS & HOTELS MANAGEMENT INC.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of

    Home Inns & Hotels Management Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows expressed in Renminbi present fairly, in all material respects, the financial position of Home Inns & Hotels Management Inc. (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, People’s Republic of China

July 12, 2006, except for Note 18, which is as of September 18, 2006

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Note		2003	2004	2005	2005
			RMB	RMB	RMB	US$
						(Note 2(d))
Revenues:
Leased-and-operated hotels			—	93,686,931	279,948,268	35,018,484
Franchised-and-managed hotels			—	2,312,662	5,913,244	739,683

Total revenues				95,999,593	285,861,512	35,758,167
Less: Business tax and related surcharges			—	(5,101,080)	(16,830,380)	(2,105,298)

Net revenues			—	90,898,513	269,031,132	33,652,869

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities			—	(30,703,169)	(94,783,918)	(11,856,437)
Personnel costs			—	(12,949,122)	(41,225,106)	(5,156,812)
Depreciation and amortization			—	(5,680,743)	(23,334,691)	(2,918,916)
Consumables, food and beverage			—	(6,440,709)	(20,765,412)	(2,597,527)
Others			—	(8,162,003)	(26,099,998)	(3,264,826)

Total leased-and-operated hotel costs			—	(63,935,746)	(206,209,125)	(25,794,518)
Sales and marketing expenses			—	(2,113,140)	(7,691,002)	(962,061)
General and administrative expenses			(365,229)	(15,982,506)	(24,535,130)	(3,069,078)

Total operating costs and expenses			(365,229)	(82,031,392)	(238,435,257)	(29,825,657)

Income (loss) from operations			(365,229)	8,867,121	30,595,875	3,827,212

Interest income			649	88,453	223,208	27,921
Interest expense			—	(97,793)	(709,455)	(88,745)
Other non-operating income	2	(z)	—	325,258	2,145,832	268,420

Income (loss) before income tax expense, minority interests and share of income of affiliated companies			(364,580)	9,183,039	32,255,460	4,034,808
Income tax expense	8		—	(5,737,885)	(6,525,978)	(816,329)
Minority interests			—	552,074	(4,796,810)	(600,029)
Share of income of affiliated companies	6		1,878,577	1,972,098	—	—

Net income			1,513,997	5,969,326	20,932,672	2,618,450

Amount allocated to participating preference shareholders			(867,492)	(2,960,390)	(9,486,945)	(1,186,714)

Net income available to ordinary shareholders			646,505	3,008,936	11,445,727	1,431,736

Earnings per share	14
— Basic			0.06	0.15	0.42	0.05

— Diluted			0.06	0.15	0.40	0.05

Weighted average ordinary shares outstanding
— Basic			11,000,000	19,981,424	27,399,140	27,399,140

— Diluted			11,000,000	20,315,681	28,713,188	28,713,188

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs			—	8,332	8,124	1,016
General and administrative expenses			—	141,373	951,702	119,048

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

	Note		2004	2005	2005 (Unaudited pro forma – Note 15)	2005	2005 (Unaudited pro forma – Note 15)
			RMB	RMB	RMB	US$	US$
						(Note 2(d))	(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents			26,291,567	37,727,231	37,727,231	4,719,266	4,719,266
Restricted cash			—	1,900,000	1,900,000	237,669	237,669
Accounts receivable			1,210,299	3,130,151	3,130,151	391,548	391,548
Receivables from related parties	13		9,696	15,729	15,729	1,968	1,968
Consumables			1,856,731	5,529,908	5,529,908	691,731	691,731
Prepayments and other current assets	3		4,722,378	5,484,080	5,484,080	686,000	686,000
Deferred tax assets, current	8		176,466	2,646,868	2,646,868	331,094	331,094

Total current assets			34,267,137	56,433,967	56,433,967	7,059,276	7,059,276

Property and equipment, net	4		99,169,661	267,675,576	267,675,576	33,483,304	33,483,304
Goodwill	7		32,906,112	32,906,112	32,906,112	4,116,197	4,116,197
Intangible assets, net	5		1,715,121	2,369,471	2,369,471	296,395	296,395
Other assets			1,256,429	2,968,829	2,968,829	371,368	371,368
Deferred tax assets, non-current	8		4,989,720	12,648,245	12,648,245	1,582,158	1,582,158

Total assets			174,304,180	375,002,200	375,002,200	46,908,698	46,908,698

LIABILITIES
Current liabilities:
Accounts payable			1,998,400	3,391,015	3,391,015	424,179	424,179
Payables to related parties	13		348,420	1,259,409	1,259,409	157,538	157,538
Short-term borrowings	9		—	20,000,000	20,000,000	2,501,783	2,501,783
Salaries and welfare payable			5,295,740	8,292,922	8,292,922	1,037,354	1,037,354
Income tax payable			3,769,592	11,389,738	11,389,738	1,424,732	1,424,732
Other taxes payable			728,530	2,016,325	2,016,325	252,220	252,220
Deferred revenues			553,820	6,442,135	6,442,135	805,841	805,841
Provisions for customer reward program	2	(o)	68,275	776,645	776,645	97,150	97,150
Other payables and accruals	12		26,737,754	65,109,611	65,109,611	8,144,504	8,144,504
Deferred tax liabilities, current	8		267,587	508,916	508,916	63,660	63,660

Total current liabilities			39,768,118	119,186,716	119,186,716	14,908,961	14,908,961

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2004 AND 2005

	Note		2004	2005	2005 (Unaudited pro forma – Note 15)	2005	2005 (Unaudited pro forma – Note 15)
			RMB	RMB	RMB	US$	US$
						(Note 2(d))	(Note 2(d))
Deferred rental			11,890,081	26,533,548	26,533,548	3,319,058	3,319,058
Long-term loan from a related party	13		—	40,000,000	40,000,000	5,003,565	5,003,565
Deferred tax liability, non-current	8		245,136	205,101	205,101	25,656	25,656

Total liabilities			51,903,335	185,925,365	185,925,365	23,257,240	23,257,240

Minority interest			5,539,477	9,994,321	9,994,321	1,250,181	1,250,181
Commitments and contingencies	16
Shareholders’ equity
Convertible preferred shares	10
Series A preferred shares (US$0.005 par value; 17,241,400 shares authorized, issued and outstanding)			713,541	713,541	—	89,256	—
Series B preferred shares (US$0.005 par value; 2,417,645 shares authorized, issued and outstanding)			100,055	100,055	—	12,516	—
Series C preferred shares (US$0.005 par value; 3,265,841 shares authorized, issued and outstanding)			—	135,149	—	16,906	—
Ordinary shares (US$0.005 par value; 180,340,955 and 177,075,114 shares authorized, 27,399,140 and 27,399,140 shares issued and outstanding as of December 31, 2004 and 2005, respectively)	10		1,133,911	1,133,911	2,082,656	141,840	260,518
Additional paid-in capital			110,687,306	152,878,585	152,878,585	19,123,450	19,123,450
Statutory reserves	2	(aa)	3,323,064	11,360,020	11,360,020	1,421,015	1,421,015
Deferred share-based compensation	11		(1,771,759)	(2,809,713)	(2,809,713)	(351,465)	(351,465)
Retained earnings			2,675,250	15,570,966	15,570,966	1,947,759	1,947,759

Total shareholders’ equity			116,861,368	179,082,514	179,082,514	22,401,277	22,401,277

Total liabilities and shareholders’ equity			174,304,180	375,002,200	375,002,200	46,908,698	46,908,698

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Preferred Shares						Ordinary shares		Additional paid-in capital	Statutory reserves	Deferred share-based compen- sation	Retained earnings (Accu- mulated deficit)	Total share- holders’ equity
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2003	—	—	—	—	—	—	11,000,000	455,252	5,046,351	—	—	(572,697)	4,928,906
Issuance of Series A preferred shares	17,241,400	713,541	—	—	—	—	—	—	31,527,108	—	—	—	32,240,649
Issuance of Series B preferred shares	—	—	2,417,645	100,055	—	—	—	—	6,488,916	—	—	—	6,588,971
Net income	—	—	—	—	—	—	—	—	—	—	—	1,513,997	1,513,997

Balance as of December 31, 2003	17,241,400	713,541	2,417,645	100,055	—	—	11,000,000	455,252	43,062,375	—	—	941,300	45,272,523

Issuance of ordinary shares to acquire additional shares of Home Inns Beijing (Note 7)	—	—	—	—	—	—	13,219,140	547,058	56,308,253	—	—	—	56,855,311
Issuance of ordinary shares to Top Sterling International Limited	—	—	—	—	—	—	3,035,000	125,600	8,488,903	—	—	—	8,614,503
Issuance of ordinary shares to Poly Investment	—	—	—	—	—	—	145,000	6,001	906,311	—	—	(912,312)	—
Net income	—	—	—	—	—	—	—	—	—	—	—	5,969,326	5,969,326
Recognition of share compensation costs	—	—	—	—	—	—	—	—	1,921,464	—	(1,771,759)	—	149,705
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	3,323,064	—	(3,323,064)	—

Balance as of December 31, 2004	17,241,400	713,541	2,417,645	100,055	—	—	27,399,140	1,133,911	110,687,306	3,323,064	(1,771,759)	2,675,250	116,861,368

Issuance of Series C preferred shares	—	—	—	—	3,265,841	135,149	—	—	40,193,499	—	—	—	40,328,648
Net income	—	—	—	—	—	—	—	—	—	—	—	20,932,672	20,932,672
Recognition of share compensation costs	—	—	—	—	—	—	—	—	1,997,780	—	(1,037,954)	—	959,826
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	8,036,956	—	(8,036,956)	—

Balance as of December 31, 2005	17,241,400	713,541	2,417,645	100,055	3,265,841	135,149	27,399,140	1,133,911	152,878,585	11,360,020	(2,809,713)	15,570,966	179,082,514

The accompanying notes are an integral part of these consolidated financial statements

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
				(Note 2(d))
Cash flows from operating activities:
Net income	1,513,997	5,969,326	20,932,672	2,618,450
Adjustments to reconcile net income to net cash (used in) provided by operating activities :
Share-based compensation	—	149,705	959,826	120,064
Depreciation and amortization	—	5,966,640	23,845,499	2,982,812
Minority interests	—	(552,074)	4,796,810	600,029
Share of income of affiliated companies	(1,878,577)	(1,972,098)	—	—
Loss from disposal of property and equipment	—	—	126,326	15,802
Deferred income tax	—	(2,880,887)	(9,927,633)	(1,241,839)
Change in assets and liabilities, excluding effects of consolidation of Home Inns Beijing in 2004 (Note 7):
Increase in restricted cash	—	—	(1,900,000)	(237,669)
Increase in accounts receivable	—	(734,068)	(1,919,852)	(240,153)
(Increase) decrease in receivables from related parties	(113,895)	460,847	(6,033)	(755)
Increase in consumables	—	(1,464,781)	(3,673,177)	(459,475)
Increase in prepayments and other current assets	—	(2,558,722)	(761,702)	(95,281)
Increase in other assets	—	(566,429)	(1,712,400)	(214,203)
Increase in accounts payable	—	132,012	1,392,615	174,201
Increase (decrease) in payables to related parties	1,918,249	(2,274,873)	910,989	113,955
Increase in salary and welfare payable	—	4,006,562	2,997,182	374,915
Increase in income tax payable	—	1,174,256	7,620,146	953,197
Increase in other taxes payable	—	728,530	1,287,795	161,089
Increase in provisions for customer reward program	—	68,275	708,370	88,609
Increase (decrease) in other payables and accruals	(1,779,437)	15,116,138	4,394,738	549,734
Increase in deferred revenues	—	48,239	5,888,315	736,564
Increase in deferred rental	—	7,846,744	14,643,467	1,831,738

Net cash (used in) provided by operating activities	(339,663)	28,663,342	70,603,953	8,831,784

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
				(Note 2(d))
Cash flows from investing activities:
Proceeds from sale of fixed assets	—	—	112,069	14,019
Purchase of property and equipment	—	(57,018,136)	(158,432,612)	(19,818,197)
Purchase of intangible assets	—	(216,573)	(1,018,286)	(127,377)
Investments in Home Inns Beijing	(28,945,000)	—	—	—
Net cash acquired from consolidation of Home Inns Beijing	—	14,915,910	—	—

Net cash used in investing activities	(28,945,000)	(42,318,799)	(159,338,829)	(19,931,555)

Cash flows from financing activities:
Proceeds from issuance of preferred shares	38,829,620	—	40,328,648	5,044,675
Proceeds from issuance of ordinary shares	—	30,374,711	—	—
Capital contribution from minority shareholders	—	1,230,000	—	—
Proceeds from short-term borrowings	—	—	20,000,000	2,501,783
Proceeds from long-term loans from a related party	—	—	40,000,000	5,003,565
Repayment of short-term borrowings	—	(3,000,000)	—	—
Dividend paid by a VIE subsidiary to a minority shareholder	—	—	(158,108)	(19,778)

Net cash provided by financing activities	38,829,620	28,604,711	100,170,540	12,530,245

Net increase in cash	9,544,957	14,949,254	11,435,664	1,430,474
Cash, beginning of year	1,797,356	11,342,313	26,291,567	3,288,789

Cash, end of year	11,342,313	26,291,567	37,727,231	4,719,263

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	—	(4,849,180)	(8,833,465)	(1,104,970)
Cash paid during the year for interest	—	(97,793)	(709,455)	(88,745)
Supplemental schedule of non-cash investing and financing activities:
Acquisition of 12.45% ownership in Home Inns Beijing by issuance of ordinary shares	—	35,095,103	—	—
Increase in payables on construction costs of leasehold improvements	—	4,422,575	33,793,261	4,227,169

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1.    ORGANIZATION AND NATURE OF OPERATIONS

Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns HK”) is a holding company incorporated in Hong Kong on May 28, 2001. Home Inns HK did not have any operations until April 2002 when Home Inns & Hotels Management (Beijing) Co. Ltd. (“Home Inns Beijing”), a hotel operation and management company, was established as a joint venture of Home Inns HK and Beijing Capital Travel International Hotel Group Co., Ltd. (“Beijing Capital Travel”), a subsidiary of Beijing Tourism Group (“BTG”). At inception, Home Inns HK and BTG owned 55% and 45% interest in Home Inns Beijing, respectively. Through a series of financing activities and acquisitions, Home Inns HK’s ownership in Home Inns Beijing increased to 95.588% as of February 1, 2005 (Note 7). Prior to April 8, 2004, Home Inns Beijing was an affiliated company of Home Inns HK, and was accounted for under the equity method. Pursuant to the revised Articles of Association of Home Inns Beijing dated April 8, 2004, Home Inns HK obtained control of Home Inns Beijing and its subsidiaries, and thus consolidated their results of operations with effect from April 2004.

Home Inns & Hotels Management Inc. (“the Company”) was established in Cayman Islands on May 30, 2006. On June 29, 2006, all the then existing shareholders of Home Inns HK exchanged their respective shares of Home Inns HK for an equivalent number of shares of the Company of equivalent classes. As a result, Home Inns HK has become a wholly-owned subsidiary of the Company since June 29, 2006. The rights of the preferred and ordinary shares issued by the Company are the same as those originally issued by Home Inns HK. The accompanying consolidated financial statements reflect the June 2006 reorganization and have been prepared as if the current corporate structure had been in existence throughout the relevant periods.

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary (“VIE subsidiary”). The Company and its consolidated subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

The principal activities of the Group are to develop, lease, operate, franchise, and manage economy hotels under the Home Inn brand in the People’s Republic of China (“PRC”). The Group either leases real estate properties on which it develops and operates hotels or it franchises the Home Inn brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels as “franchised-and-managed hotels.”

Leased-and-operated hotels

The Group leases hotel properties from property owners and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of Home Inns at the beginning of the lease, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease. Under the lease arrangements, the Group typically pays fixed rent on a quarterly basis for the first three or five years of the lease term, after which the rental payments may be subject to an increase every three to five years.

As of December 31, 2003, the Company and its affiliated company, Home Inns Beijing, had 10 leased-and-operated hotels in operation. As of December 31, 2004 and 2005, the Group had 18 and 54 leased-and-operated hotels in operation.

Franchised-and-managed hotels

The Group enters into certain franchise arrangements with property owners for which the Group is responsible for managing the hotels, including hiring and appointment of the general manager of each

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

franchised-and-managed hotel. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and ongoing management service fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is typically 5 years and is renewable only upon mutual agreement between the Group and the franchisee.

As of December 31, 2003, the Company and its affiliated company, Home Inns Beijing, had no franchised-and-managed hotels in operation. As of December 31, 2004 and 2005, the Group had 8 and 14 franchised-and-managed hotels in operation.

2.    ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

b. Basis of consolidation and accounting for investments

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries.

The Group applies the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46(R)”) to account for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

Under FIN 46 (R), a company consolidates a VIE if that company has a variable interest that will absorb a majority of the expected losses, receives a majority of the entity’s expected residual returns, or both. The company that absorbs a majority of the VIE’s expected losses and receives a majority of the VIE’s expected residual returns is a primary beneficiary.

The Group is the primary beneficiary of four variable interest entities, Home Inns & Hotels Management (Xiamen) Co., Ltd (“Home Inns Xiamen”), Home Inns & Hotels Management (Fuzhou) Co., Ltd (“Home Inns Fuzhou”), Home Inns & Hotels Management (Caoxi) Co., Ltd (“Home Inns Caoxi”), and Home Inns & Hotels Management (Caobao) Co., Ltd (“Home Inns Caobao”), of which the principal activity generally relates to hotel management. The total registered capital of the four VIEs was RMB 4,000,000 as of December 31, 2005. The entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. The Company has 51% ownership interest in

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Home Inns Xiamen, Home Inns Fuzhou and Home Inns Caoxi and 75% ownership interest in Home Inns Caobao, and the Company is considered the primary beneficiary of these entities because it absorbs a majority of the entities’ expected losses and receives a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in the consolidated financial statements since their incorporation in 2004.

The entities that operate the franchised-and-managed hotels (Note 1) are considered variable interest entities as the franchisees do not have the ability to make decisions that have a significant impact on the success of the franchise arrangement. However, as the franchisees provide all necessary capital to finance the operation of the franchised hotels and absorb a majority of any expected losses, the Company is not considered the primary beneficiary of those entities.

Subsidiaries are those consolidated entities in which the Company directly or indirectly controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meetings of the board of directors; or to govern the financial and operating policies of the investee under a statue or agreement among the shareholders or equity holders.

All inter-company transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside minority shareholders in the operating results and net assets of certain consolidated subsidiaries.

Investments in businesses that the Company does not control, but has the ability to exercise significant influence over operating and financial matters are accounted for using the equity method. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the unconsolidated affiliated companies.

c. Foreign currencies

The Group’s functional currency is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in general and administrative expenses in the consolidated statements of operations.

d. Convenience translation

Translations of balances in the statements of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2005 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.9943, on June 30, 2006, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2006, or at any other rate.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

e. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits placed with banks or other financial institutions. Cash balance as of December 31, 2004 consists of RMB 16,082,896, US$1,126,003 and HK$843,955. Cash balance as of December 31, 2005 consists of RMB 33,033,051, US$552,043 and HK$231,798.

f. Restricted cash

Restricted cash primarily consists of deposits held in escrow.

g. Accounts receivable

Provision is made against accounts receivable to the extent collection is considered to be doubtful with accounts receivable in the balance sheet stated net of such provision, if any. As of December 31, 2004 and 2005, the Group has not recorded any allowance for doubtful accounts.

h. Consumables

The Group has purchased consumables mainly for the operation of leased-and-operated hotels. Consumables are amortized over their useful lives, generally one year or less, from the time they are put into use and are stated at purchase price less accumulated amortization.

i. Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization and impairment losses, if any. The cost of property and equipment comprises its purchase price and any directly attributable costs, including interest cost capitalized in accordance with SFAS No. 34, “Capitalization of Interest Costs” (“SFAS No. 34”), during the period the asset is brought to its working condition and location for its intended use.

Depreciation and amortization of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Over the shorter of the economic useful life or the lease period
Machinery and equipment	5 to 10 years
Furniture, fixtures and office equipment	3 to 5 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and amortization commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the statements of operations as the difference between the net sales proceeds and the carrying amount of the underlying asset.

j. Goodwill

Goodwill represents the excess of the cost of an acquired entity over the appropriate share of the fair value of the identifiable assets and liabilities acquired including separately identifiable intangible assets. The

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) require that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. The first step of the test for impairment compares the book value of the Group’s reporting unit under which goodwill is recorded to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, measures the impairment as the difference between the implied fair value of goodwill and its book value. Goodwill is not amortized. No impairment was recognized for the years ended December 31, 2003, 2004, and 2005.

k. Intangible assets

Intangible assets consist primarily of intangible assets acquired in business combinations. The Group applies the criteria specified in SFAS No. 141 “Business Combinations” (“SFAS No. 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including favorable lease agreements and certain franchise agreements existing as of the date of acquisition, are recognized and measured at fair value upon acquisition. Intangible assets from such business combination transactions are amortized over the remaining operating lease term or the franchise agreement term, as appropriate.

Purchased software is stated at cost less accumulated amortization and impairment, if any.

l. Impairment of long-lived assets and definite-lived intangible assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”). If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment was recognized for the years ended December 31, 2003, 2004, and 2005.

m. Financial instruments

Financial instruments of the Group primarily comprise of cash, accounts receivable, related party receivables and payables, accounts payable, other payables, short-term borrowing and a long-term loan from a related party. As of December 31, 2004 and 2005, carrying values of financial instruments approximated their fair values.

n. Employee benefits

The full-time employees of the Company’s PRC subsidiaries and VIE subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the state-sponsored plans out of the amounts accrued. Amounts accrued and included in salaries and welfare payable in the accompanying balance sheets were RMB 251,501 and RMB 811,566 for the years ended December 31, 2004 and 2005, respectively.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

o. Provisions for customer reward program

The Group invites its customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. A one-time membership fee was charged after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as a provision for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2004 and 2005, the Company made provisions of RMB 68,275 and RMB 776,645, respectively, based on the estimated liabilities under the customer reward program.

p. Deferred Revenue

Deferred revenue generally consists of advances received from customers for room stays, initial franchise fees paid prior to the Group fulfilling its commitments to the franchisee, and cash received from sale of membership programs.

q. Revenue recognition

Revenues from leased-and-operated hotels represent primarily room rentals and food and beverage sales from the leased-and-operated hotels. Such revenues are recognized when goods and services are delivered.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which approximate 5% to 6% of the room revenues of the franchised hotels. The one-time franchise fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system (“CRS”) usage fee, which are recognized when services are provided.

Given the limited history in operating the Group’s customer reward program (Note 2(o)), all one-time membership fees are recognized as deferred revenue when received. Revenues from the one-time membership fees will be recognized when the customers are no longer entitled to the benefits of the membership card, which occurs upon lack of activity over 2 years, or over the estimate average customer relationship period once upon the Company being able to reliably estimate such period.

r. Business tax and related surcharge

The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on turnover at an applicable rate of approximately 5.5% and is recorded as a reduction of revenues. During the year ended December 31, 2003, the relevant tax bureau granted certain preferential treatment to

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

enterprises engaging in the travel-related industry, which was adversely impacted by “ Severe Acute Respiratory Syndrome”. As a result, business tax of certain months in 2003 was exempted or levied at a reduced rate.

s. Leased-and-operated hotel costs

Leased-and-operated hotel costs include all direct costs incurred in the operation of the leased-and-operated hotels and consist primarily of property rentals and related expenses, utility costs, personnel compensation, amortization of guest room consumables, amortization of leasehold improvements, depreciation of equipment, costs of consumables, food and beverage.

t. Sales and marketing

Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Company’s membership reward program and payroll and related compensation for the Group’s sales and marketing personnel. Advertising related expenses, include promotion expenses and production costs of marketing materials, are charged to the statements of operations as incurred, and amounted to nil, RMB 1,263,499 and RMB 4,668,580 for the years ended December 31, 2003, 2004 and 2005, respectively.

u. Share-based compensation

The Company accounts for share-based compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost as determined at the grant date of option is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

If the compensation cost for the Company’s share-based compensation plan had been determined based on the minimum value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Group’s net income attributable to ordinary shareholders and earnings per share would have resulted in the pro forma amounts disclosed below:

	2003	2004	2005
Net income, as reported	1,513,997	5,969,326	20,932,672
Add: Compensation expense under APB No. 25	—	149,705	959,826
Less: Compensation expense under SFAS No. 123	—	(164,115)	(1,049,442)

Pro forma net income	1,513,997	5,954,916	20,843,056

Less: Amount allocated to participating preference shareholders	(867,492)	(2,953,244)	(9,446,330)

Pro forma net income attributable to ordinary shareholders	646,505	3,001,672	11,396,726

Basic earnings per share
— As reported	0.06	0.15	0.42

— Pro forma	0.06	0.15	0.42

Diluted earnings per share
— As reported	0.06	0.15	0.40

— Pro forma	0.06	0.15	0.40

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

The effects of applying SFAS No. 123 methodology in this pro forma disclosure are not indicative of future results. Effective from January 1, 2006, the Group will adopt SFAS No. 123(R) (Note 2(ae)).

v. Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the consolidated statements of operations on a straight-line basis over the terms of the underlying lease.

w. Borrowing costs

Interest costs are capitalized for qualifying assets in accordance with SFAS No. 34, “Capitalization of Interest Cost”. For the year ended December 31, 2003, 2004, and 2005, total interest capitalized was nil, nil and RMB 264,659, respectively.

x. Pre-operating expenditure

Pre-operating expenditure represents start-up costs, other than amounts capitalized as leasehold improvements, for leased-and-operated hotels and is recognized as general and administrative expense and charged to the consolidated statements of operations in the period in which it is incurred.

y. Taxation

Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized.

z. Other non-operating income

Other non-operating income primarily consists of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the year ended December 31, 2003, 2004 and 2005, the Group received financial subsidies of nil, RMB 258,055, and RMB 1,983,546, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy are determined at the discretion of the relevant government authorities. Such amounts are recorded as other non-operating income when received.

aa. Statutory reserves

Based on the legal formation of the entities, appropriation of statutory reserves may be different. The Group’s PRC subsidiaries and VIE subsidiaries, except for Home Inns Beijing and Hemei Hotel Management (Shanghai) Limited (“Hemei”), are required to set aside 10% of its net income as reported in its statutory accounts on an annual basis to the Statutory Surplus Reserve Fund. Once the total Statutory Surplus Reserve

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

reaches 50% of the registered capital of the respective subsidiaries, further appropriations are discretionary. The Statutory Surplus Reserve can be used to increase the registered capital and eliminate future losses of the respective companies under PRC GAAP. The Group’s Statutory Surplus Reserve is not distributable to shareholders except in the event of liquidation. Before January 1, 2006, the above subsidiaries are also required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the Statutory Surplus Welfare Fund, which can be used for staff welfare of the Group. Effective from January 1, 2006, the appropriation to the Statutory Surplus Welfare Fund is no longer required.

Home Inns Beijing, a Sino-Foreign Enterprise, is required to set aside a portion of its net income as reported in its PRC statutory accounts on an annual basis to the Reserve Fund, Workers’ Bonus and Welfare Fund and Enterprise Expansion Fund. Such amounts shall be determined at the discretion of its board of directors.

The Reserve Fund can be used to increase the registered capital upon approval by relevant government authorities and eliminate future losses of the respective companies upon a resolution by the board of directors.

Hemei, the Company’s subsidiary, as a Foreign Invested Enterprise, is required to set aside at least a 10% of its net income as reported in its PRC statutory accounts on an annual basis to the Reserve Fund. Once the total Reserve Fund reaches 50% of the registered capital of Hemei, further appropriations are discretionary. Hemei is also required to set aside a portion of its net income as reported in its PRC statutory accounts, at the discretion of itself, on an annual basis to Workers’ Bonus and Welfare Fund.

Appropriations to the above statutory reserves are accounted for as a transfer from retained earnings to statutory reserves. During the years ended December 31, 2003, 2004, and 2005, the Group made total appropriations to these statutory reserves of nil, RMB 3,323,064, and RMB 8,036,956, respectively.

There are no legal requirements in the PRC to fund these statutory reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

ab. Dividends

Dividends are recognized when declared. The Company has not declared or paid any dividends.

The Company relies principally on dividends from its subsidiaries and VIE subsidiaries in the PRC for its cash requirements. Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2aa). Aggregate net assets of the Company’s PRC subsidiaries and VIE subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations was RMB 113,360,020 as of December 31, 2005. However, the PRC subsidiaries and VIE subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent.

ac. Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Company’s Series A, B and C convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

ad. Segment reporting

The Company follows SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information” for its segment reporting.

The Company operates and manages its business as a single segment. The Company primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented.

ae. Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. Under SFAS No. 123(R), share-based compensation is measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. Pro forma disclosure is no longer an alternative. The Company will apply the provisions of SFAS No. 123(R) effective January 1, 2006, the beginning of the Company’s next fiscal year.

The Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method. As the Company currently applies SFAS No. 123 pro forma disclosure using the minimum value method of accounting, the Company is required to adopt SFAS No. 123(R) using the prospective transition method. Under the prospective transition method, non-public entities may continue to account for non-vested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption unless those awards are modified. For any awards granted subsequent to the adoption of SFAS No. 123(R), compensation expense will be recognized generally over the vesting period of the award based on the fair value of the award on grant date.

On October 6, 2005, FASB Staff Position FAS 13-1 “Accounting for Rental Costs Incurred During a Construction Period” (“FSP FAS 13-1”) addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The FSP reached a consensus that as there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, and that the rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expenses. This guidance is to be applied to the first reporting period beginning after December 15, 2005. The Company’s current accounting policy is consistent with guidance provided by FSP FAS 13-1.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces APB Opinion No. 20, “Accounting Changes” (“APB No. 20”), and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

determine either the period- specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 will not have a significant impact on the consolidated financial statements.

In June 2005, the FASB ratified the Emerging Issues Task Forces Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (“EITF No. 05-06”). EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF No. 05-06 will not have a significant impact on the consolidated financial statements.

af. Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2004 and 2005, substantially all of the Company’s cash was held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2003, 2004 and 2005. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2004 and 2005.

The Group has been operating with a working capital deficit. As of December 31, 2004 and 2005, the Group’s net current liabilities amounted to RMB 5,500,981 and RMB 62,752,749, respectively. The management of Company believes that cash from operations and short-term bank borrowings will be sufficient to meet the Group’s operating cash flow in the foreseeable future.

3.    PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31 are as follows:

	2004	2005
Prepaid expenses	3,465,607	3,193,051
Rental and other deposits	158,440	483,436
Other current assets	1,098,331	1,807,593

Total	4,722,378	5,484,080

4.    PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2004	2005
Leasehold improvements	68,100,467	223,086,518
Machinery and equipment	5,644,493	16,058,849
Furniture, fixtures and office equipment	19,300,767	51,937,688
Construction in progress	15,339,962	9,191,030

	108,385,689	300,274,085
Less: Accumulated depreciation and amortization	(9,216,028)	(32,598,509)

Property and equipment, net	99,169,661	267,675,576

Depreciation and amortization expenses incurred for the years ended December 31, 2003, 2004 and 2005 are nil, RMB 5,767,391, and RMB 23,481,563, respectively.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Included in leasehold improvements and construction in progress is accumulated interest capitalized of RMB 264,659 as of December 31, 2005.

5.    INTANGIBLE ASSETS

Intangible assets as of December 31 are as follows:

	2004	2005
Intangible assets –
Favorable lease agreements	803,683	803,683
Franchise agreements	730,548	730,548
Purchased software	395,886	1,414,172

	1,930,117	2,948,403

Less: accumulated amortization –
Favorable lease agreements	(100,346)	(272,367)
Franchise agreements	(33,106)	(89,857)
Purchased software	(81,544)	(216,708)

	(214,996)	(578,932)

Intangible assets, net	1,715,121	2,369,471

Franchise agreements and favorable leases agreements were acquired in the purchase of minority interests in Home Inns Beijing (Note 7). The values of favorable lease agreements were determined based on the estimated present value of the below market portion of net cash flows expected to be derived from the lease agreements over the remaining lease period. Franchise agreements were determined at the estimated present value of net cash flows expected to be received over the remaining terms of the franchise agreements. The value of favorable lease agreements is amortized using the straight-line method over the remaining lease term. The value of franchise agreements is amortized using the straight-line method over the remaining terms of the franchise agreements.

Amortization expense of intangible assets for the years ended December 31, 2003, 2004, and 2005 amounted to nil, 199,249, and 363,936, respectively.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

Amortization
2006	511,607
2007	509,077
2008	494,582
2009	295,299
2010	201,968
Thereafter	356,938

2,369,471

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

6.    INVESTMENTS IN AFFILIATED COMPANIES

Prior to April 8, 2004, Home Inns Beijing was an affiliated company accounted for under the equity method of accounting (Note 7). Home Inns Beijing was not consolidated as the minority shareholder had significant participating rights. The following tables summarize the consolidated balance sheet and income statement of Home Inns Beijing:

As of December 31, 2003
Current assets	18,616,707
Non-current assets	38,367,977
Current liabilities	13,842,664
Non-current liabilities	2,681,281
Shareholders’ equity	40,460,739

	For the year ended December 31, 2003	For the year ended December 31, 2004
Net revenues	42,179,808	109,128,121
Operating income	2,689,981	12,989,386
Net income	2,488,237	7,735,352

7.    ACQUISITION OF HOME INNS BEIJING

In April 2002, Home Inns HK entered into a joint venture agreement with Beijing Capital Travel, a subsidiary of BTG, to establish Home Inns Beijing. Home Inns HK contributed RMB 5,500,000 and Beijing Capital Travel contributed RMB 4,500,000 for 55.00% and 45.00% ownership in Home Inns Beijing, respectively. According to the joint venture agreement, Beijing Capital Travel had substantial rights to effectively participate in significant decisions that were expected to be made in the ordinary course of Home Inns Beijing’s business operations, including decisions regarding the annual budget and hiring of senior management. In accordance with EITF No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” (“EITF No. 96-16”) the Group accounted for its 55.00% interest in Home Inn Beijing under the equity method of accounting, as prescribed by APB Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock (“APB No. 18”)”.

In April 2003, with the cash proceeds received from the issuance of Series A convertible preferred shares (Note 10), Home Inns HK and Beijing Capital Travel, a subsidiary of BTG, entered into a revised joint venture agreement and Home Inns HK purchased an additional 21% ownership interest in Home Inns Beijing through a capital contribution of RMB 28,945,000 to Home Inns Beijing and recognized goodwill of RMB 5,038,542.

In April 2004, Home Inns HK and Beijing Capital Travel, a subsidiary of BTG, entered into a second revised joint venture agreement, whereby Home Inns HK obtained control of Home Inns Beijing. From the date of this second revised joint venture agreement, Beijing Capital Travel no longer had substantive participating rights to block significant decisions proposed by Home Inns HK and accordingly, the results of Home Inns Beijing were consolidated. The second revised joint venture agreement also provided that Home Inns HK would

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

increase its ownership interest by an additional 5.02% in Home Inns Beijing, through a capital contribution of RMB 30,000,000, subject to the completion of the share subscription agreement dated May 24, 2004 described below.

On May 24, 2004, Home Inns HK entered into an agreement with Poly Victory Investment Limited (“Poly Investment”), a wholly owned subsidiary of BTG, whereby Home Inns HK issued 13,219,140 ordinary shares to Poly Investment in return for HK$20,754,050 (RMB 22,050,540) in cash and 12.45% voting shares of Home Inns Beijing owned by BTG. The transaction was consummated on the same date and increased the ownership of Home Inns HK in Home Inns Beijing from 76.00% to 88.45%. Subsequently, on July 28, 2004, pursuant to the second revised joint venture agreement, Home Inns HK contributed RMB 30,000,000 to Home Inns Beijing, increasing its ownership interest from 88.45% to 93.47%.

The transactions to acquire the additional 17.47% interest in Home Inns Beijing in May and July 2004 were accounted for in accordance with SFAS No. 141, “Business Combination” (“SFAS No. 141”). As the two transactions were contemplated as one transaction and the effect on purchase price allocation during the intervening period was not significant, the Company has accounted for the two transactions as one acquisition as of May 24, 2004. The cost of the acquisition of the 17.47% interest from 76.00% to 93.47% was RMB 37,053,205 based on the sum of (i) the estimated fair value of the 13,219,140 shares issued, less the HK$20,754,050 received from the May 24, 2004 share subscription agreement, and (ii) RMB 1,958,100, representing Beijing Capital Travel’s, a subsidiary of BTG, 6.53% share of the cash contributed by Home Inns HK to Home Inns Beijing as part of the July 28, 2004 capital contribution. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Allocation of purchase price (in RMB):

Fair value of net tangible assets acquired	7,919,895
Intangible assets	1,534,230
Goodwill	27,867,570
Deferred tax liability, non-current	(268,490)

Total purchase price	37,053,205

The components of the intangible assets listed in the above table as of the acquisition date are as follows (in RMB) :

Franchise agreements	803,682
Favorable lease agreements	730,548

1,534,230

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

The following unaudited consolidated pro forma information presents information of the Group as if the acquisition occurred on January 1, 2003, assuming (i) the acquisition of 17.47% interest in Home Inns Beijing, and (ii) the consolidation of Home Inns Beijing as the minority shareholder no longer had substantive participating rights:

	For the year ended December 31, 2003	For the year ended December 31, 2004
(in RMB)	(unaudited)	(unaudited)
Net revenues	42,179,808	109,128,121
Income from operations	2,180,188	12,549,754
Net income	1,841,985	6,820,117
Earnings per share:
Basic	0.05	0.15
Diluted	0.05	0.15

The unaudited pro forma financial information includes RMB 144,564 in each of 2003 and 2004 for the amortization of identifiable intangible assets. The information presented above is for illustrative purposes only and does not purport to be indicative of results that would have been achieved if the acquisition had occurred as of January 1, 2003.

On February 21, 2005, the Company further increased its ownership in Home Inns Beijing from 93.47% to 95.59% through a cash contribution of RMB 33,055,000 into Home Inns Beijing. The impact of this acquisition was not significant to the Company’s consolidated financial position or result of operations.

8.    INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Home Inns HK is subject to Hong Kong profit tax at a rate of 17.5% on its assessable profit. No Hong Kong profit tax has been provided as the Group does not have assessable profit that is earned in or derived from Hong Kong during the years presented.

PRC

The Company’s subsidiaries and its VIE subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Normally, the applicable EIT rates of these entities, are 30% plus a local income tax of 3%.

Three of the Group’s subsidiaries and VIE subsidiaries enjoy a preferential income tax rate of 15%.

Certain subsidiaries of the Group are granted by local tax authorities a one-year to three-year EIT exemption on their taxable income, respectively, commencing from their establishment, which began in 2005. Total tax benefit recognized by these subsidiaries as a result of the tax exemption was RMB 4,227,738 in 2005.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Composition of income tax expense

The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations for the years ended December 31 is as follows:

	2003	2004	2005
Current income tax expense	—	8,618,772	16,453,611
Deferred income tax benefit	—	(2,880,887)	(9,927,633)

Income tax expense	—	5,737,885	6,525,978

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2004	2005
Statutory EIT rate	33%	33%
Tax differential from statutory rate applicable to subsidiaries in the PRC	—	(30%	)
Non-deductible expenses under tax laws	29%	17%

Effective EIT rate	62%	20%

The reconciliation for the year ended December 31, 2003 is not presented, as the Group had neither accounting profits nor taxable income during the year.

Deferred tax assets and liabilities comprised:

	2004	2005
Deferred tax assets, current:
Tax loss carry forwards	60,963	1,672,189
Deductible temporary differences related to pre-operating expenses	115,503	444,886
Deductible temporary differences related to rental expenses	—	371,393
Deductible temporary differences related to management fee of subsidiaries	—	158,400

	176,466	2,646,868

Deferred tax assets, non-current:
Deductible temporary differences related to rental expenses	4,565,470	9,713,855
Deductible temporary differences related to pre-operating expenses	424,250	1,291,016
Deductible temporary differences related to deferred revenue	—	1,108,774
Deductible temporary differences related to management fee of subsidiaries	—	534,600

	4,989,720	12,648,245

Total deferred tax assets	5,166,186	15,295,113

Deferred tax liabilities, current:
Taxable temporary differences related to recognition of personnel costs	267,587	508,916

Deferred tax liabilities, non-current:
Taxable temporary differences related to intangible assets	245,136	205,101

Total deferred tax liabilities	512,723	714,017

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through future taxable profits is probable. The Group had tax losses of RMB 6,041,288 as of December 31, 2005 to be carried forward against future taxable income. No provision against the deferred tax assets has been made. These tax losses will expire in 2010.

9.    SHORT-TERM BORROWINGS

	2004	2005
Short-term bank loans	—	20,000,000

Short-term bank loans bear interests at a rate of 5.22% per annum and are repayable in 2006.

10.    SHARE CAPITAL

As of December 31, 2005, the authorized share capital of the Company is US$1,000,000, divided into 177,075,114 ordinary shares, 17,241,400 Series A preferred shares, 2,417,645 Series B preferred shares, and 3,265,841 Series C preferred shares at par value of US$0.005 each.

(a) Share split

In April 2003, the Company’s board of directors declared a 200 for one share split. As a result of the share split, the existing ordinary shares and Series A preferred shares increased, and par value decreased from US$1.00 each to US$0.005 each. Numbers of ordinary and convertible preferred shares in the accompanying financial statements have been adjusted to reflect the share split.

(b) Convertible preferred shares

On February 28, 2003, the Company entered into a Series A Preferred Share Subscription Agreement, whereby the Company authorized and issued 86,207 shares of the Company’s Series A convertible preferred shares at an issue price of US$46.40 per share. In April 2003, the number of Series A convertible preferred shares increased from 86,207 shares to 17,241,400 shares, and the par value decreased from US$1.00 each to US$0.005 each after a 200 for one share split.

On November 24, 2003, the Company entered into a Series B Preferred Share Subscription Agreement, whereby the Company authorized and issued 2,417,605 shares of the Company’s Series B convertible preferred shares at an issue price of US$0.3309 per share.

On January 24, 2005, the Company entered into a Series C Preferred Share Subscription Agreement, whereby the Company authorized and issued 3,265,841 shares of the Company’s Series C convertible preferred shares at an issue price of US$1.531 per share.

The rights, preferences and privileges with respect to the convertible preferred shares are as follows:

Voting

Holders of Series A, B and C convertible preferred shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. Each holder of Series A, B and C convertible preferred shares generally votes together with holders of the ordinary shares.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Dividends

Holders of Series A, B and C convertible preferred shares are entitled to receive out of any funds legally available therefore, only if and when declared by the Board of Directors of the Company, dividends at a fixed rate or in the amounts as the Board of Directors of the Company considers appropriate. There have been no dividends declared to date.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C and Series B convertible preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Series A convertible preferred share and ordinary shares, by reason of their ownership thereof, the amount of two times the applicable original issue price per share for each Series C and Series B convertible preferred shares, plus declared and unpaid dividends. If the assets and funds distributed among the holders of the Series C and Series B convertible preferred shares are insufficient to permit the payment to such holders, then the entire assets and funds of the Group legally available for distribution shall be distributed ratably among the holders of Series C and Series B convertible preferred shares in proportion to the full preferential amount that each such holder is otherwise entitled to receive.

After full payment has been made to the holders of Series C and Series B convertible preferred shares liquidation preference, the holders of the Series A convertible preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares, by reason of their ownership thereof, the amount of two times the original issue price per share for each Series A convertible preferred share, plus all declared and unpaid dividends. If the assets and funds distributed among the holders of Series A convertible preferred shares are insufficient to permit the payment of the full preferential amount to such holders, then the remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series A convertible preferred shares in proportion to the number of the Series A convertible preferred shares.

After full payment has been made to the holders of Series A, B and C convertible preferred shares to which they are entitled, holders of ordinary shares shall be entitled to receive all remaining assets or surplus funds of the Company.

Conversion

Each of Series A, B and C convertible preferred share is convertible into ordinary shares on a one-for-one basis, at the option of the holder. Each share of Series A, B and C convertible preferred share automatically converts into ordinary shares at the then applicable conversion price (Series A: US$0.232; Series B: US$0.3309; Series C: US$1.531) upon (i) the closing of a firm commitment underwritten public offering of the ordinary shares at a per-share price of no less than three times the original issue price of Series A convertible preferred shares of US$0.232, or, (ii) the consent of the holders of a majority of the then outstanding preferred shares.

No beneficial conversion feature charge was recognized for the issuance of Series A, B and C convertible preferred shares as the estimated fair value of the ordinary shares is equal to or less than the conversion price on the date of issuance.

(c) Ordinary shares

The Company’s Articles of Incorporation, as amended, authorized the Company to issue 177,075,114 shares of US$0.005 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding. The Company issued 11,000,000 ordinary shares (adjusted to reflect share splits) to the founders and certain employees at the Company’s incorporation in 2002. In May 2004, the Company issued 13,219,140 ordinary shares to Poly Investment as part of its share subscription plan and acquisition of 12.45% of Home Inns Beijing (Note 7). In September 2004, the Company issued an additional 145,000 ordinary shares to Poly Investment at par value. Fair value of the Company’s ordinary shares as of September 2004 was US$0.7589 per share. This ordinary share issuance to Poly Investment was accounted for as a distribution to a shareholder and the difference between fair value and par value of the ordinary shares issued was charged to retained earnings. In addition, in September 2004, the Company issued 3,035,000 ordinary shares to Top Sterling International Ltd., a principal shareholder of the Company, for RMB 8,614,503, or US$0.3425 per ordinary share, pursuant to a financing arrangement agreed amongst the shareholders and the Company’s board of directors in October 2003. The issuance price per ordinary share of US$0.3425 approximates the fair value of the Company’s ordinary shares as of the date the arrangement was agreed.

11.    SHARE OPTION PLAN

On February 28, 2003, the Company adopted a share option plan (“2003 Option Plan”) under which the directors of the Company may, at their discretion, grant options to acquire ordinary shares to any senior executives (including directors) and employees of the Company and/or its subsidiaries. Share options vest annually over a period of 4 years and once vested can be exercised within 5 years from the date of grant. The 2003 Option Plan provides for the issuance of options of the Company’s ordinary shares in the amount of up to 5% of total ordinary and preferred shares outstanding. On May 30, 2005, the Company adopted a board resolution to increase shares reserved under the share option plan to 6% of total ordinary and preferred shares outstanding. At the end of 2005, this represents 3,019,442 options based on the then outstanding ordinary and preferred shares outstanding. On March 30, 2006, the Company adopted a shareholders resolution to increase shares reserved for the share options plan to 9% of total ordinary and preferred shares outstanding. At the end of June 30, 2006, this represented 4,529,162 options based on the then outstanding ordinary and preferred shares.

In 2003, 630,135 (post split equivalent) options were issued at an exercise price of US$0.232 (post split equivalent). Of this, 10,590 options have been forfeited, 619,545 remain outstanding, of which 503,711 have been vested at the end of December 31, 2005. In 2004, 1,146,610 options were issued at an exercise price of US$0.3309. Of this, 162,340 options have been forfeited, 984,270 remain outstanding, of which 440,941 have been vested at the end of December 31, 2005. In 2005, 461,589 options were issued at an exercise price of US$0.3309, 180,000 options were issued at an exercise price of US$1.531, and 586,482 options were issued at an exercise price of US$2.25. Of the 1,228,071 options issued in 2005, none has been forfeited, 1,228,071 options remain outstanding, of which 149,282 options have been vested at the end of December 31, 2005.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

The following summarizes the Company’s share option activity under the 2003 Option Plan as of and for the years ended December 31:

	2003	2004	2005
Outstanding at the beginning of the year	—	630,135	1,776,745
Granted	630,135	1,146,610	1,228,071
Exercised	—	—	—
Forfeited	—	—	(172,930)

Outstanding at the end of the year	630,135	1,776,745	2,831,886

Vested and exercisable at the end of the year	131,278	456,944	1,093,934

The following is additional information relating to options outstanding as of December 31, 2005:

	Outstanding		Exercisable
Exercise price	Number of shares	Weighted- average remaining contractual life (years)	Number of shares	Weighted- average remaining contractual life (years)
US$ 0.232	619,545	2.17	503,711	2.17
US$ 0.3309	1,445,859	3.61	556,339	3.49
US$ 1.531	180,000	4.52	21,667	4.52
US$ 2.25	586,482	4.92	12,217	4.92

	2,831,886		1,093,934

In connection with the share options granted during the years ended December 31, 2003, 2004 and 2005, the Company recognized deferred share-based compensation of nil, RMB 1,921,464 and RMB 1,997,780, respectively, which is being amortized over the vesting period of the underlying options of four years. Share-based compensation expense recognized during the years ended December 31, 2003, 2004 and 2005, amounted to nil, RMB 149,705 and RMB 959,826, respectively.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2004	2005
Risk-free interest rate	2.262% to 3.667%	2.51% to 4.788%
Expected life (years)	3 to 4.5	3 to 4.5
Expected dividend yield	—	—
Volatility	—	—
Fair value of options at grant date	from US$ nil to US$ 0.4692	from US$ nil to US$ 0.6423

If compensation cost for the Company’s share-based compensation plan had been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s net income attributable to ordinary shareholders during the years ended December 31, 2003, 2004 and 2005 would have been RMB 646,505, RMB 2,994,526 and RMB 11,356,111, respectively.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

12.    OTHER PAYABLES AND ACCRUALS

	December 31, 2004	December 31, 2005
Accrued expenses	2,533,596	5,632,397
Payables to minority shareholders	6,265,000	4,005,000
Payables on construction costs of leasehold improvements	13,970,494	48,091,737
Others	3,968,664	7,380,477

Total	26,737,754	65,109,611

13.    RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of related parties	Relationships with the Company

Top Sterling International Limited	Principal shareholder of the Company

Poly Investment	Principal shareholder of the Company

BTG	Parent company of Poly Investments

Ctrip.com International, Ltd.	Common directors and common principal shareholders

Jian Guo Inns Beijing Ltd. (“Jian Guo Inns”)	Subsidiary of BTG

Ji Qi	Director of Home Inns HK

Other than the acquisition of minority interests in Home Inns Beijing from BTG disclosed in Note 7, related party transactions during the years ended December 31 are as follows:

	2003	2004	2005
Sales commissions paid to Ctrip.com International, Ltd.	—	190,460	2,381,554
Rental fees paid to Jian Guo Inns	—	2,625,000	3,500,000
Other income collected from Ctrip.com International, Ltd.	—	36,000	136,000
Long-term loan from BTG	—	—	40,000,000

As of December 31, significant balances with related parties are as follows:

Due from related parties:

	2004	2005
Top Sterling International Limited	4,256	15,729
BTG	5,440	—

	9,696	15,729

Due to related parties:

	2004	2005
Ji Qi	12,143	641,509
Ctrip.com International, Ltd.	95,134	617,900
Jian Guo Inns	241,143	—

	348,420	1,259,409

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

	2004	2005
Long-term loan from BTG (a)	—	40,000,000

(a)	In June 2005, Home Inns Beijing and the Company entered into a financing transaction agreement to obtain financing from BTG. By this agreement, BTG agreed to extend a loan facility to Home Inns Beijing in an amount of RMB 80,000,000 for hotel development and operations. Each loan drawn down under the facility is repayable after 3 years and bears an interest rate at 6.1747%. According to the financing transaction agreement, if Home Inns Beijing defaults, and the parties of the agreement fail to reach consensus on an extension of the loan agreement, BTG can choose one of three options: 1) request liquidation of Home Inns Beijing or the Company and obtain repayment via legal proceedings; 2) if the net assets of the Company on such date exceed those on the agreement date, BTG may convert the loan principal amount into 11.15% of equity shares in the Company; or 3) if the net assets of Home Inns Beijing exceed RMB 663,477,155, BTG may convert the outstanding loan principal amount into a percentage of equity shares in Home Inns Beijing determined by dividing the outstanding loan principal amount by RMB 663,477,155.

The amounts due from and due to related parties as of December 31, 2004 and 2005 mainly arose from the above transactions and payments made by the Company and related parties on behalf of each other. Except for the long-term loan from BTG, these amounts are not collateralized, free of interest and receivable or payable on demand.

14.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 as follows:

	2003	2004	2005
Numerator:
Net income for the year	1,513,997	5,969,326	20,932,672
Amount allocated to participating preference shareholders	(867,492)	(2,960,390)	(9,486,945)

Net income available to ordinary shareholders	646,505	3,008,936	11,445,727

Effect of dilutive securities	—	—	—
Numerator for diluted earnings per share	646,505	3,008,936	11,445,727

Denominator:
Denominator for basic earnings per share—weighted average ordinary shares outstanding	11,000,000	19,981,424	27,399,140
Dilutive effect of share options	—	334,257	1,314,048

Denominator for diluted earnings per share	11,000,000	20,315,681	28,713,188

Basic earnings per share	0.06	0.15	0.42

Diluted earnings per share	0.06	0.15	0.40

Net income for the year has been allocated to the common share and preference share based on their respective rights to share in dividends.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

15.    PRO FORMA FOR CONVERSION OF PREFERRED SHARES

Each Series A, Series B and Series C convertible preferred share shall automatically be converted into ordinary shares at the then effective conversion price, upon the closing of an underwritten public offering of the ordinary shares of the Company in the United States with the gross proceeds to the Company in excess of US$25,000,000, or in a similar public offering of the ordinary shares of the Company in a jurisdiction and on a recognized securities exchange outside of the United States, provided that such public offering is reasonably equivalent to the aforementioned public offering in the United States in terms of price, offering proceeds and regulatory approval. The conversion price of Series A, Series B and Series C convertible preferred shares is US$0.232, US$0.3309 and US$1.531, respectively. The pro forma balance sheet as of December 31, 2005 presents an as adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on December 31, 2005.

16.    COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2005, the Group’s commitments related to leasehold improvements, installation of machinery and equipment for the hotel operations amounting to RMB 102,880,161.

(b) Investment commitments

As of December 31, 2005, the Group’s investment commitments are related to investments in Home Inns & Hotels Management (Henan) Co., Ltd and Home Inns & Hotels Management (Shenyang) Co., Ltd, which will become the wholly owned subsidiaries of the Group upon establishment. These entities will be established with registered capitals of RMB 1,000,000 and RMB 500,000, respectively.

(c) Commitments under operating leases

The Group has entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.

Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Related-party	Non-related party	Total
	RMB	RMB	RMB
2006	3,500,000	90,780,572	94,280,572
2007	3,500,000	92,727,619	96,227,619
2008	3,500,000	93,940,912	97,440,912
2009	3,500,000	95,379,780	98,879,780
2010	3,500,000	96,015,555	99,515,555
Thereafter	26,791,667	763,624,822	790,416,489

Total	44,291,667	1,232,469,260	1,276,760,927

Rental expenses amounted to nil, RMB 25,230,507 and RMB 75,166,291 during the years ended December 31, 2003, 2004 and 2005, respectively.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

(d) Contingencies

i. Lawsuit with a lessor

In September 2003, the Company entered into a long-term lease agreement with a lessor to lease a group of properties. However, in September 2005, the lessor accused the Company of violating lease requirements, and filed a complaint with the District Court of Jin An District, Shanghai, where the properties are located, seeking lease termination as well as punitive damages of RMB 216,668. In March 2006, the District Court of Jin An District ruled in favor of the Company, finding the Company to be in compliance with the lease agreement, and that the lessor’s complaint to have no merit.

17.    SUBSEQUENT EVENTS

In January 2006, the Company drew down an additional loan of RMB 20,000,000 on its loan facility from BTG, carrying the same terms as those described in Note 13(a).

In March 2006, 300,000 options were issued at an exercise price of US$1.531, and 510,000 options were issued at an exercise price representing the fair market value as of the grant date.

In July 2006, the Company, sold 2,834,037 ordinary shares in a private placement at a price of US$2.77 per share to certain individuals including certain executives and directors of the Company. This sale of ordinary shares was approved by the board of directors and shareholders.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

18.    ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

The separate condensed financial statements of the Company as presented below have been prepared in accordance Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB No. 18. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The Company’s share of the Subsidiaries’ profit or loss as “Share of income from affiliated companies and subsidiaries” on the statement of operations. The subsidiaries did not pay any dividend to the Company for the periods presented.

The Company did not have any significant commitment, long term obligation, or guarantee as of December 31, 2004 and 2005.

Condensed statements of operations:

	2004	2005	2005
	RMB	RMB	US$
			(Note2(d))
Net revenues	—	—	—
Total operating expenses	(389,120)	(1,834,455)	(229,470)

Loss from operations	(389,120)	(1,834,455)	(229,470)
Share of income from affiliated companies and subsidiaries	6,410,113	22,439,715	2,806,964
Other (expense)/ income	(51,667)	327,412	40,956

Income before income tax expenses	5,969,326	20,932,672	2,618,450

Income tax expenses	—	—	—
Net income for the year	5,969,326	20,932,672	2,618,450

Amount allocated to participating preference shareholders	(2,960,390)	(9,486,945)	(1,186,714)

Net income available to ordinary shareholders	3,008,936	11,445,727	1,431,736

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Condensed balance sheets:

	2004	2005	2005
	RMB	RMB	US$
			(Note2(d))
Assets
Current assets:
Cash and cash equivalents	9,581,398	4,655,970	582,411
Due from a related party	349,895	343,010	42,907

Total current assets	9,931,293	4,998,980	625,318

Investments in subsidiaries	107,293,921	175,184,786	21,913,712
Total assets	117,225,214	180,183,766	22,539,030

Liabilities
Current liabilities:
Payables to related parties	157,887	775,780	97,042
Salaries and welfare payable	36,005	315,972	39,525
Other payables and accruals	169,954	9,500	1,187

Total current liabilities	363,846	1,101,252	137,754

Total liabilities	363,846	1,101,252	137,754

Shareholders’ equity
Convertible preferred shares
Series A preferred shares (US$0.005 par value; 17,241,400 shares authorized, issued and outstanding as of December 31, 2004 and 2005)	713,541	713,541	89,256
Series B preferred shares (US$0.005 par value; 2,417,645 shares authorized, issued and outstanding as of December 31, 2004 and 2005)	100,055	100,055	12,516
Series C preferred shares (US$0.005 par value; 3,265,841 shares authorized, issued and outstanding as of December 31, 2005)	—	135,149	16,906
Ordinary shares (US$0.005 par value; 180,340,955 shares authorized, 27,399,140 shares issued and outstanding as of December 31, 2004, and 177,075,114 shares authorized, 27,399,140 shares issued and outstanding as of December 31, 2005, respectively)	1,133,911	1,133,911	141,840
Additional paid-in capital	110,687,306	152,878,585	19,123,449
Deferred share-based compensation	(1,771,759)	(2,809,713)	(351,465)
Retained earnings	5,998,314	26,930,986	3,368,774

Total shareholders’ equity	116,861,368	179,082,514	22,401,276

Total liabilities and shareholders’ equity	117,225,214	180,183,766	22,539,030

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Condensed statements of cash flows:

	2004	2005	2005
	RMB	RMB	US$
			(Note2(d))
Cash flows from operating activities
Net income	5,969,326	20,932,672	2,618,450
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share-based compensation	149,705	959,826	120,064
Share of income from affiliated companies and subsidiaries	(6,410,113)	(22,439,715)	(2,806,964)
Change in assets and liabilities:
(Increase) decrease in receivables from related parties	(15,223)	6,885	861
(Decrease) increase in payables to related parties	(1,760,362)	617,893	77,292
Increase in salary and welfare payable	36,005	279,967	35,021
Decrease in other payables and accruals	(104,964)	(160,454)	(20,071)

Net cash (used in) provided by operating activities	(2,135,626)	197,074	24,653

Cash flows from investing activities
Investments in subsidiaries	(30,000,000)	(45,451,150)	(5,685,445)

Net cash used in investing activities	(30,000,000)	(45,451,150)	(5,685,445)

Cash flows from financing activities
Proceeds from issuance of preferred shares	—	40,328,648	5,044,675
Proceeds from issuance of ordinary shares	30,374,711	—	—

Net cash provided by financing activities	30,374,711	40,328,648	5,044,675

Net decrease in cash	(1,760,915)	(4,925,428)	(616,117)
Cash, beginning of the year	11,342,313	9,581,398	1,198,529

Cash, end of the year	9,581,398	4,655,970	582,412

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of

    Home Inns & Hotels Management (Beijing) Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows expressed in Renminbi present fairly, in all material respects, the financial position of Home Inns & Hotels Management (Beijing) Co., Ltd (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, People’s Republic of China

July 12, 2006

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	Note		2003	2004
			RMB	RMB
Revenues:
Leased-and-operated hotels			43,842,238	112,913,545
Franchised-and-managed hotels			—	2,364,266

Total revenues			43,842,238	115,277,811
Less: Business tax and related surcharges			(1,662,430)	(6,149,690)

Net revenues			42,179,808	109,128,121

Operating costs and expenses:
Leased-and-operated hotel costs—
Rents and utilities			(13,900,651)	(36,462,914)
Personnel costs			(6,676,575)	(15,652,561)
Consumables, food and beverage			(3,267,699)	(8,149,037)
Depreciation and amortization			(2,178,996)	(6,685,122)
Others			(5,719,885)	(10,018,827)

Total leased-and-operated hotel costs			(31,743,806)	(76,968,461)
Sales and marketing expenses			(2,142,451)	(2,562,776)
General and administrative expenses			(5,603,570)	(16,607,498)

Total operating costs and expenses			(39,489,827)	(96,138,735)

Income from operations			2,689,981	12,989,386

Interest income			86,194	109,852
Interest expense			—	(124,785)
Other non-operating income	2	(w)	30,127	327,268

Income before income tax expense and minority interests			2,806,302	13,301,721

Income tax expense	6		(318,065)	(6,860,523)
Minority interests			—	1,294,154

Net income			2,488,237	7,735,352

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs—Personnel costs			—	8,332
General and administrative expenses			—	141,373

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

	Note		2003	2004
			RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents			16,283,253	16,710,169
Accounts receivable			178,084	1,210,299
Receivables from related parties	9		150,000	155,440
Consumables			828,586	1,856,731
Prepayments and other current assets	3		1,116,440	4,722,378
Deferred tax assets, current	6		60,344	176,466

Total current assets			18,616,707	24,831,483

Property and equipment, net	4		35,803,373	99,169,661
Intangible assets, net	5		163,422	314,342
Other assets			690,000	1,256,429
Deferred tax assets, non-current	6		1,711,182	4,989,720

Total assets			56,984,684	130,561,635

LIABILITIES
Current liabilities:
Accounts payable			1,656,081	1,998,400
Payables to related parties	9		982,965	686,172
Salaries and welfare payable			1,369,701	5,259,735
Income tax payable			1,092,480	3,769,592
Other taxes payable			544,233	728,530
Deferred revenues			224,213	553,820
Provisions for customer reward program	2	(m)	—	68,275
Other payables and accruals	8		7,972,991	26,567,801
Deferred tax liabilities, current	6		—	267,587

Total current liabilities			13,842,664	39,899,912

Deferred rental			2,681,281	11,890,081

Total liabilities			16,523,945	51,789,993

Minority interest			—	425,846
Commitments and contingencies	10
Shareholders’ equity
Paid-in capital	7		38,945,000	68,945,000
Additional paid-in capital			—	149,705
Statutory reserves			453,646	4,008,752
Retained earnings			1,062,093	5,242,339

Total shareholders’ equity			40,460,739	78,345,796

Total liabilities and shareholders’ equity			56,984,684	130,561,635

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	Paid-in capital	Additional paid-in capital	Statutory reserves	Retained earnings (accumulated deficit)	Total shareholders’ equity
Balance as of January 1, 2003	10,000,000	—	—	(972,498)	9,027,502
Addition in paid-in capital	28,945,000	—	—	—	28,945,000
Net income	—	—	—	2,488,237	2,488,237
Appropriations to statutory reserves	—	—	453,646	(453,646)	—

Balance as of December 31, 2003	38,945,000	—	453,646	1,062,093	40,460,739

Addition in paid-in capital	30,000,000	—	—	—	30,000,000
Net income	—	—	—	7,735,352	7,735,352
Recognition of share-based compensation expense (Note 9(a))	—	149,705	—	—	149,705
Appropriations to statutory reserves	—	—	3,555,106	(3,555,106)	—

Balance as of December 31, 2004	68,945,000	149,705	4,008,752	5,242,339	78,345,796

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	2003	2004
	RMB	RMB
Cash flows from operating activities:
Net income	2,488,237	7,735,352
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	—	149,705
Depreciation and amortization expenses	2,286,440	6,983,216
Minority interests	—	(1,294,154)
Deferred income tax	(1,186,280)	(3,127,073)
Change in assets and liabilities:
Decrease (increase) in accounts receivable	196,484	(1,032,215)
Increase in receivables from related parties	(150,000)	(5,440)
Increase in consumables	(675,696)	(1,028,145)
Decrease (increase) in prepayments and other current assets	2,026,695	(3,605,938)
Increase in other assets	(570,000)	(566,429)
Increase in accounts payable	1,348,892	342,319
Increase (decrease) in payables to related parties	982,965	(296,793)
Increase in salaries and welfare payable	1,069,380	3,890,034
Increase in income tax payable	1,023,616	2,677,112
Increase in other taxes payable	317,076	184,297
Increase in provisions for customer reward program	—	68,275
(Decrease) increase in other payables and accruals	(461,294)	15,717,302
(Decrease) increase in deferred revenue	(112,896)	329,607
Increase in deferred rental	1,609,210	9,208,800

Net cash provided by operating activities	10,192,829	36,329,832

Cash flows from investing activities:
Purchase of property and equipment	(26,502,579)	(67,406,198)
Purchase of intangible assets	(137,130)	(216,718)

Net cash used in investing activities	(26,639,709)	(67,622,916)

Cash flows from financing activities:
Proceeds from additions of paid-in capital	28,945,000	30,000,000
Capital contribution from minority shareholders	—	1,720,000
Loan from a related party	6,000,000	—
Repayment of loan from a related party	(6,000,000)	—

Net cash provided by financing activities	28,945,000	31,720,000

Net increase in cash	12,498,120	426,916
Cash, beginning of year	3,785,133	16,283,253

Cash, end of year	16,283,253	16,710,169

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	(480,729)	(7,310,484)
Cash paid during the year for interest	—	(124,785)

Supplemental schedule of non-cash investing and financing activities:
Increase in payables on construction costs of leasehold improvements	5,313,594	2,877,508

The accompanying notes are an integral part of these consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1.    ORGANIZATION AND NATURE OF OPERATIONS

Home Inns & Hotels Management (Beijing) Co., Ltd. (“the Company”), a hotel operation and management company, was established on April 12, 2002 as a joint venture of Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns HK”) and Beijing Capital Travel International Hotel Group Co., Ltd. (“Beijing Capital Travel”), a subsidiary of Beijing Tourism Group (“BTG”). Upon inception of the Company, Home Inns HK and BTG owned 55% and 45% interest in the Company, respectively. Through a series of financing activities and acquisitions, Home Inns HK’s ownership in the Company increased to 95.59% as of February 1, 2005. The Company conducts its hotel operation and management business through directly leased-and-operated, or franchised-and-managed hotels, and through its subsidiaries and majority owned joint venture companies.

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary (“VIE subsidiary”). The Company and its consolidated subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

The principal activities of the Group are to develop, lease, operate, franchise, and manage economy hotels under the Home Inn brand in the People’s Republic of China (“PRC”). The Group either leases real estate properties on which it develops and operates hotels or franchises the Home Inn brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels as “franchised-and-managed hotels.”

Lease-and-operated hotels

The Group leases hotel properties from property owners and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards at the beginning of the lease, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease. Under the lease arrangements, the Group typically pays fixed rent on a quarterly basis for the first three or five years of the lease term, after which the rental payments may be subject to an increase every three to five years.

The Group had 10 and 18 leased-and-operated hotels in operation as of December 31, 2003 and 2004, respectively.

Franchised-and-managed hotels

The Group enters into certain franchise arrangements with property owners for which the Group is responsible for managing the hotels, including hiring and appointment of the general manager of each franchised-and-managed hotel. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and ongoing management service fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is typically 5 years and is renewable only upon mutual agreement between the Group and the franchisee.

The Group had 0 and 8 franchised-and-managed hotels in operation as of December 31, 2003 and 2004, respectively.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

b. Basis of consolidation and accounting for investments

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries.

The Group applies the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46(R)”) to account for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

Under FIN 46(R), a company consolidates a VIE if that company has a variable interest that will absorb a majority of the expected losses, receives a majority of the entity’s expected residual returns, or both. The company that absorbs a majority of the VIE’s expected losses and receives a majority of the VIE’s expected residual returns is the primary beneficiary.

The Group is the primary beneficiary of four variable interest entities, Home Inns & Hotels Management (Xiamen) Co., Ltd (“Home Inns Xiamen”), Home Inns & Hotels Management (Fuzhou) Co., Ltd (“Home Inns Fuzhou”), Home Inns & Hotels Management (Caoxi) Co., Ltd (“Home Inns Caoxi”), and Home Inns & Hotels Management (Caobao) Co., Ltd (“Home Inns Caobao”), of which the principal activity generally relates to hotel management. The total registered capital of the four VIEs was RMB 4,000,000 as of December 31, 2004. The entities were considered variable interest entities because the equity at risk of each entity was not sufficient to finance its intended activities without additional financial support. The Company has 51% ownership interest in Home Inns Xiamen, Home Inns Fuzhou and Home Inns Caoxi and 75% ownership interest in Home Inns Caobao, and the Company is considered the primary beneficiary of these entities because it absorbs a majority of the entities’ expected losses and receives a majority of the entities’ expected residual returns. As a result, the operations of the VIEs are included in the consolidated financial statements since their incorporation in 2004.

The entities that operate the franchised-and-managed hotels (Note 1) are considered variable interest entities as the franchisees do not have the ability to make decisions that have a significant impact on the success of the franchise arrangement. However, as the franchisees provide all necessary capital to finance the operation of the franchised hotels and absorb a majority of any expected losses, the Group is not considered the primary beneficiary of those entities.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Subsidiaries are those consolidated entities in which the Company directly or indirectly controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meetings of the board of directors; or to govern the financial and operating policies of the investee under a statue or agreement among the shareholders or equity holders.

All inter-company transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside minority shareholders in the operating results and net assets of certain consolidated subsidiaries.

c. Foreign currencies

The Group’s functional currency is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in general and administrative expenses in the consolidated statements of income.

d. Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost, which approximates fair value. Cash and cash equivalents comprise cash on hand and demand deposits placed with banks or other financial institutions. Cash balance as of December 31, 2003 consists of RMB 15,964,342 and US$ 38,531. Cash balance as of December 31, 2004 consists of RMB 16,082,896 and US$ 75,790.

e. Restricted cash

Restricted cash primarily consists of deposits held in escrow.

f. Accounts receivable

Provision is made against accounts receivable to the extent collection is considered to be doubtful with accounts receivable in the balance sheet stated net of such provision, if any. As of December 31, 2003 and 2004, the Group has not recorded any allowance for doubtful accounts.

g. Consumables

The Group has purchased consumables mainly for the operation of leased-and-operated hotels. Consumables are amortized over their useful lives, generally one year or less, from the time they are put into use, and they are stated at purchase price less accumulated amortization.

h. Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization and impairment losses, if any. The cost of property and equipment comprises its purchase price and any directly attributable

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

costs, including interest cost capitalized in accordance with SFAS No. 34, “Capitalization of Interest Costs” (“SFAS No. 34”), during the period the asset is brought to its working condition and location for its intended use.

Depreciation and amortization of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Over the shorter of the economic useful life or the lease period
Machinery and equipment Furniture, fixtures and office equipment	5 to 10 years 3 to 5 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and amortization commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statement of operation as the difference between the net sales proceeds and the carrying amount of the underlying asset.

i. Intangible assets

Intangible assets consist of purchased software, which is stated at cost less accumulated amortization and impairment, if any.

j. Impairment of long-lived assets and intangible assets

Long-lived assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”). If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment was recognized for the years ended December 31, 2003 and 2004.

k. Financial instruments

Financial instruments of the Group primarily comprise of cash, accounts receivable, related party receivables and payables, accounts payable, other payables and a long-term loan from a related party. As of December 31, 2003 and 2004, the carrying values of financial instruments approximated their fair values.

l. Employee benefits

The full-time employees of the Company’s PRC subsidiaries and VIE subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make contributions to the state-sponsored plans out of the amounts accrued. Amounts accrued and included in salaries and welfare payables in

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

the accompanying balance sheets were RMB 51,002 and RMB 251,501 for the years ended December 31, 2003 and 2004, respectively.

m. Provisions for customer reward program

The Group invites its customers to participate in a customer reward program. Prior to November 14, 2004, membership was free of charge. A one-time membership fee was charged after that date for new members. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as provision for customer reward program as members accumulate points and recognized as sales and marketing expense in the accompanying the statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2003 and 2004, the Company made provisions of nil and RMB 68,275, based on the estimated liabilities under the customer reward program.

n. Deferred Revenue

Deferred revenue generally consists of advances received from customers for room stays, initial franchise fees paid prior to the Group fulfilling its commitments to the franchisee, and cash received from sale of membership programs.

o. Revenue recognition

Revenues from leased-and-operated hotels represent primarily room rentals and food and beverage sales from the leased-and-operated hotels. Such revenues are recognized when goods and services are delivered.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) on-going management and service fees based on a percentage of revenue, which approximate 5% to 6% of the room revenues of the franchised hotels. The one-time franchise fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. On-going management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. Other revenues generated from franchise agreements include system maintenance and support fee and central reservation system (“CRS”) usage fee, which are recognized when services are provided.

Given the limited history in operating the Group’s customer reward program (Note 2(m)), all one-time membership fees are recognized as deferred revenue when received. Revenues from the one-time membership fees will be recognized when the customers are no longer entitled to the benefits of the membership card, which occurs upon lack of activity over 2 years, or over the estimate average customer relationship period once upon the Company being able to reliably estimate such period.

p. Business tax and related surcharges

The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on turnover at an applicable rate of approximately 5.5% and is recorded as a reduction of revenues.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

During the year ended December 31, 2003, the relevant tax bureau granted certain preferential treatment to enterprises engaging in the travel-related industry, which was adversely impacted by SARS. As a result, business tax of certain months in 2003 was exempted or levied at a reduced rate.

q. Leased-and-operated hotel costs

Leased-and-operated hotel costs include all direct costs incurred in the operation of the leased-and-operated hotels and consist primarily of property rentals and related expenses, utility costs, personnel compensation, amortization of guest room consumables, amortization of leasehold improvements, depreciation of equipment, cost of consumables, food and beverage.

r. Sales and marketing

Sales and marketing expenses consist primarily of advertising related expenses, expenses associated with the Company’s membership reward program and payroll and related compensation for the Group’s sales and marketing personnel. Advertising related expenses, include promotion expenses and production costs of marketing materials are charged to statement of operations as incurred, and amounted to RMB1,820,536 and RMB1,577,414 for the years ended December 31, 2003 and 2004, respectively.

s. Share-based compensation

The Company accounts for share-based compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Share options granted to employees by the principal shareholder, Home Inns HK, are accounted for as share-based compensation in accordance with APB No. 25. In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 in all years presented.

	2003	2004
Net income	2,488,237	7,735,352
Add: Compensation expense under APB No. 25	—	149,705
Less: Compensation expense under SFAS No. 123	—	(164,115)

Pro forma net income	2,488,237	7,720,942

t. Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lesser are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lesser are charged to the consolidated statements of income on a straight-line basis over the terms of the underlying lease.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

u. Pre-operating expenditure

Pre-operating expenditure represents start-up costs, other than amounts capitalized as leasehold improvements, for leased-and-operated hotels and is recognized as general and administrative expense and is charged to the consolidated statement of operation in the period in which it is incurred.

v. Taxation

Income tax expenses are recorded using the liability method. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and tax losses carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in statement of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that such assets will not be realized.

w. Other non-operating income

Other non-operating income primarily consists of financial subsidy received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local government. During the year ended December 31, 2003 and 2004, the Group received financial subsidy of nil and RMB 258,055, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy are determined at the discretion of the relevant government authority. Such amounts are recorded as other non-operating income when received.

x. Statutory reserves

Based on the legal formation of the entities, appropriation of statutory reserves may be different. The Company, as a Sino-Foreign Enterprise, is required to set the portion of its net income as reported in its PRC statutory accounts on an annual basis to the Reserve Fund and Enterprise Expansion Fund. Such amounts shall be determined at the discretion of its board of directors. The Reserve Fund and Enterprise Expansion Fund can be used to increase the registered capital and eliminate future losses of the respective companies upon board’s resolution.

The Company’s subsidiaries and VIE subsidiaries incorporated in the PRC are required to set aside 10% of its net income as reported in its statutory accounts on an annual basis to the Statutory Surplus Reserve Fund. Once the total Statutory Surplus Reserve reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The Statutory Surplus Reserve can be used to increase the registered capital and eliminate future losses of the respective subsidiaries under PRC GAAP. The Group’s Statutory Surplus Reserve is not distributable to shareholders except in the event of liquidation. Before January 1, 2006, the above subsidiaries are also required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the Statutory Surplus Welfare Fund, which can be used for staff welfare of the Group. Effective from January 1, 2006, the appropriation to the Statutory Surplus Welfare Fund is no longer required.

Appropriations to the above statutory reserves are accounted for as a transfer from retained earnings to statutory reserves. During the years ended December 31, 2003 and 2004, the Group made total appropriations to these statutory reserves of RMB 453,646 and RMB 3,555,106, respectively.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

There are no legal requirements in the PRC to fund these statutory reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

y. Dividends

Dividends are recognized when declared. The Company has not declared or paid any dividends.

The Company relies principally on dividends from its subsidiaries and VIE subsidiaries in the PRC for its cash requirements. Current PRC regulations permit PRC companies to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2aa). Aggregate net assets of the Company’s PRC subsidiaries and VIE subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations was RMB 72,953,752 as of December 31, 2004. However, the PRC subsidiaries and VIE subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent.

z. Segment reporting

The Company follows SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information” for its segment reporting.

The Company operates and manages its business as a single segment. The Company primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented.

aa. Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. Under SFAS No. 123(R), share-based compensation is measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. Pro forma disclosure is no longer an alternative. The Company will apply the provisions of SFAS No. 123(R) effective January 1, 2006.

The Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method. As the Company currently applies SFAS No. 123 pro forma disclosure using the minimum value method of accounting, the Company is required to adopt SFAS No. 123(R) using the prospective transition method. Under the prospective transition method, non-public entities may continue to account for non-vested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption unless those awards are modified.

For any awards granted subsequent to the adoption of SFAS No. 123(R), compensation expense will be recognized generally over the vesting period of the award based on the fair value of the award on grant date.

On October 6, 2005, FASB Staff Position FAS No. 13-1 “Accounting for Rental Costs Incurred during a construction period” (“FSP FAS No. 13-1”) addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The FSP reached a consensus that as there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, and that the rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expenses. This guidance is to be applied to the first reporting period beginning after December 15, 2005. The Company’s current accounting policy is consistent with guidance provided by FSP FAS No. 13-1.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces APB Opinion No. 20, “Accounting Changes” (“APB No. 20”), and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS No. 3”), and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 will not have a significant impact on the consolidated financial statements.

In June 2005, the FASB ratified the Emerging Issues Task Forces Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (“EITF No. 05-06”). EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF No. 05-06 will not have a significant impact on the consolidated financial statements.

ab. Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2003 and 2004, substantially all of the Company’s cash was held in major financial institutions located in the PRC, which management considers to be of high credit quality. Accounts receivable are typically not collateralized and are denominated in RMB, and are derived from revenues earned from operations arising in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2003 and 2004. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2003 and 2004.

As of December 31, 2004, the Group has been operating with a working capital deficit, and its net current liabilities amounted to RMB 15,068,429. The management of Company believes that cash from operations and short-term bank borrowings will be sufficient to meet the Group’s operating cash flow in the foreseeable future.

3.    PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31 are as follows:

	2003	2004
Prepaid expenses	805,175	3,465,607
Other current assets	311,265	1,256,771

Total	1,116,440	4,722,378

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

4.    PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2003	2004
Leasehold improvements	26,735,813	68,100,467
Machinery and equipment	2,759,934	5,644,493
Furniture, fixtures and office equipment	7,069,086	19,300,767
Construction in progress	1,537,150	15,339,962

	38,101,983	108,385,689
Less: Accumulated depreciation and amortization	(2,298,610)	(9,216,028)

Property and equipment, net	35,803,373	99,169,661

Depreciation and amortization expenses incurred for the years ended December 31, 2003 and 2004 are RMB 2,270,694 and RMB 6,917,418, respectively.

5.    INTANGIBLE ASSETS:

Intangible assets as of December 31 are as follows:

	2003	2004
Intangible assets —
Purchased software	179,168	395,886

Less: accumulated amortization —
Purchased software	(15,746)	(81,544)

Intangible assets, net	163,422	314,342

Amortization expense of intangible assets for the years ended December 31, 2003 and 2004 amounted to RMB 15,746 and RMB 65,798, respectively.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

Amortization
2005	78,076
2006	76,742
2007	72,930
2008	66,934
2009	19,660

314,342

6.    INCOME TAXES

The Company’s subsidiaries and its VIE subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Normally, the applicable EIT rates of these entities, are 30% plus a local income tax of 3%.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

One of the VIE subsidiaries enjoys a preferential income tax rate of 15%.

One of the subsidiaries is granted by local tax authority a one-year EIT exemption on its taxable income in 2003. Total tax benefit recognized as a result of the tax exemption was RMB 801,333.

Composition of income tax expense

The current and deferred portion of income tax expense (benefit) included in the consolidated statements of income and comprehensive income for the years ended December 31 is as follows:

	2003	2004
Current income tax expense	1,504,345	9,987,596
Deferred income tax benefit	(1,186,280)	(3,127,073)

Income tax expense	318,065	6,860,523

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2003	2004
Statutory EIT rate	33%	33%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(29%)	—
Non-deductible expenses under tax laws	7%	19%

Effective EIT rate	11%	52%

Deferred tax assets and liabilities comprised:

	2003	2004
Deferred tax assets, current:
Tax loss carry forwards	—	60,963
Deductible temporary differences related to pre-operating expenses	60,344	115,503

	60,344	176,466

Deferred tax assets, non-current:
Deductible temporary differences related to rental expenses	1,563,062	4,565,470
Deductible temporary differences related to pre-operating expenses	148,120	424,250

	1,711,182	4,989,720

Total deferred tax assets	1,771,526	5,166,186

Deferred tax liabilities, current:
Taxable temporary differences related to recognition of personnel costs	—	267,587

Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. The Group had tax losses of RMB 304,134 as of December 31, 2004 to be carried forward against future taxable income. No provision against the deferred tax assets has been made. These tax losses will expire in 2009.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

7.    PAID-IN CAPITAL

As of December 31, 2003 and 2004, the registered and paid-up capital of the Company is RMB 38,945,000 and RMB 68,945,000, respectively.

8.    OTHER PAYABLES AND ACCRUALS

	2003	2004
Accrued expenses	1,244,558	2,533,596
Payables to minority shareholders	—	6,265,000
Payables on construction costs of leasehold improvements	5,477,745	13,970,494
Others	1,250,688	3,798,711

Total	7,972,991	26,567,801

9.    RELATED PARTY TRANSACTIONS

Name of related parties	Relationships with the Company

Home Inns & Management (Hong Kong) Ltd. (“Home Inns HK”)	Parent company

Top Sterling International Limited	Principal shareholder of Home Inns HK

BTG	Parent company of a principal shareholder of Home Inns HK

Ctrip.com International, Ltd.	Under certain common directors who are also shareholders and founders of each company

Jian Guo Inns Beijing Ltd. (“Jian Guo Inns”)	Subsidiary of BTG

Related party transactions during the years ended December 31 are as follows:

	2003	2004
Sales commissions paid to Ctrip.com International, Ltd.	433,198	354,901
Property rental fees paid to Jian Guo Inns	3,500,000	3,042,222
Other income collected from Ctrip.com International, Ltd.	160,000	36,000
Interest free borrowing from Ctrip.com International, Ltd. (fully repaid in 2003)	6,000,000	—
Share-based compensation expense (a)	—	149,705

(a)	Home Inns HK issued share options to certain management and employees of the Company. Such share options were accounted for by the Company as share-based compensation in accordance with APB No. 25 and recognized as a capital contribution from Home Inns HK, with an offsetting charge to the statement of operations.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

As of December 31, significant balances with related parties are as follows:

Due from related parties:

	2003	2004
BTG	—	5,440
Top Sterling International Limited	150,000	150,000

	150,000	155,440

Due to related parties:

	2003	2004
Home Inns HK	333,253	349,895
Ctrip.com International Ltd.	649,712	95,134
Jian Guo Inns	—	241,143

	982,965	686,172

The amounts due from and due to related parties as of December 31, 2003 and 2004 mainly arose from the above transactions and payments made on behalf of related parties. These amounts are not collateralized, free of interest and receivable or payable on demand.

10.    COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2004, the Group’s commitments related to leasehold improvements, installation of machinery and equipment for the hotel operations amounting to RMB 85,211,695.

(b) Investment commitments

As of December 31, 2004, the Group’s investment commitments related to investments in Home Inns & Hotels Management (Shenzhen) Co., Ltd, Home Inns & Hotels Management (Ningbo) Co., Ltd, Shanghai Home Inns Hemei Changning Hotel Co., Ltd and Home Inns & Hotels Management (Songjiang) Co., Ltd, which will become wholly owned subsidiaries of the Group upon establishment. These entities will be established with registered capitals of RMB 500,000, RMB 1,500,000, RMB 1,000,000 and RMB 1,000,000, respectively.

(c) Commitments under operating leases

The Group has entered into lease agreements relating to lease–and-operated hotels that are classified as operating leases.

HOME INNS & HOTELS MANAGEMENT (BEIJING) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Related party	Non-related party	Total
	RMB	RMB	RMB
2005	3,500,000	30,533,451	34,033,451
2006	3,500,000	30,937,828	34,437,828
2007	3,500,000	31,528,770	35,028,770
2008	3,500,000	31,813,077	35,313,077
2009	3,500,000	32,408,105	35,908,105
Thereafter	30,291,667	276,353,448	306,645,115

Total	47,791,667	433,574,679	481,366,346

Rental expenses amounted to RMB 10,663,796 and RMB 29,483,420 during the years ended December 31, 2003 and 2004, respectively, and were charged to the statement of operations when incurred.

(d) Contingencies

The Group had no significant contingency as of December 31, 2004.

11.    SUBSEQUENT EVENTS

i. Financing transaction agreement with BTG

In June 2005, the Company and Home Inns HK entered into a financing transaction agreement to obtain financing from BTG. By this agreement, BTG agreed to extend a loan facility to the Company in an amount of RMB 80,000,000 for hotel development and operations. Each loan drawn down under the facility is repayable after 3 years and bears an interest rate at 6.1747%. According to the financing transaction agreement, if the Company defaults, and the parties of the agreement fail to reach consensus on an extension of the loan agreement, BTG can choose one of the three options: 1) request liquidation of Home Inns HK or the Company and obtain repayment via legal proceedings; 2) if the net assets of Home Inns HK on such date exceed those on the agreement date, BTG may convert the outstanding loan principal amount into 11.15% of equity shares in Home Inns HK; or 3) if the net assets of the Company exceed RMB 663,477,155, BTG may convert the loan principal amount into a percentage of equity shares in the Company determined by dividing the outstanding loan principal amount by RMB 663,477,155.

In July 2005, September 2005, October 2005 and January 2006, the Company drew down RMB 20,000,000, RMB 10,000,000, RMB 10,000,000, and RMB 20,000,000, respectively, on the loan facility from BTG.

ii. Lawsuit with a lessor

In September 2003, the Company entered into a long-term lease agreement with a lessor to lease a group of properties. However, in September 2005, the lessor accused the Company of violating sublease requirements, and filed a complaint with the District Court of Jin An District, Shanghai, where the properties are located, seeking lease termination as well as punitive damage of RMB 216,668. In March 2006, the District Court of Jin An District ruled in favor of the Company, finding the Company to be in compliance with the lease agreement, and that the lessor’s complaint to have no merit.

HOME INNS & HOTELS MANAGEMENT INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006

(Unaudited)

	Note	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2006
		RMB	RMB	US$
				(Note 2(d))
Revenues:
Leased-and-operated hotels		106,977,928	243,491,762	30,458,172
Franchised-and-managed hotels		2,427,560	5,566,782	696,344

Total revenues		109,405,488	249,058,544	31,154,516
Less: Business tax and related surcharges		(6,668,623)	(13,343,378)	(1,669,111)

Net revenues		102,736,865	235,715,166	29,485,405

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities		(36,701,223)	(73,976,030)	(9,253,597)
Personnel costs		(15,781,854)	(36,501,551)	(4,565,947)
Depreciation and amortization		(8,828,182)	(19,729,738)	(2,467,976)
Consumables, food and beverage		(7,608,985)	(17,810,584)	(2,227,910)
Others		(9,783,158)	(23,021,591)	(2,879,751)

Total leased-and-operated hotel costs		(78,703,402)	(171,039,494)	(21,395,181)

Sales and marketing expenses		(2,754,167)	(3,897,957)	(487,592)
General and administrative expenses		(10,337,357)	(20,900,062)	(2,614,370)

Total operating costs and expenses		(91,794,926)	(195,837,513)	(24,497,143)

Income from operations		10,941,939	39,877,653	4,988,262

Interest income		95,835	291,415	36,453
Interest expense		(145)	(2,719,228)	(340,146)
Other non-operating income		1,875,267	1,700,499	212,714

Income before income tax expense, minority interests and share of income of affiliated companies		12,912,896	39,150,339	4,897,283
Income tax expense	5	(2,592,540)	(9,203,917)	(1,151,310)
Minority interests		(2,015,773)	(2,697,359)	(337,410)

Net income		8,304,583	27,249,063	3,408,563

Amount allocated to participating preference shareholders		(3,757,172)	(12,413,190)	(1,552,755)

Net income available to ordinary shareholders		4,547,411	14,835,873	1,855,808

Earnings per share	10
— Basic		0.17	0.54	0.07

— Diluted		0.16	0.51	0.06

Weighted average ordinary shares outstanding
— Basic		27,399,140	27,399,140	27,399,140

— Diluted		28,560,208	29,235,149	29,235,149

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs		6,250	6,046	756
General and administrative expenses		479,515	1,029,099	128,729

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND JUNE 30, 2006

(Unaudited)

	Note	December 31, 2005	June 30, 2006	June 30, 2006 (Pro forma – Note (11))	June 30, 2006	June 30, 2006 (Pro forma – Note (11))
		RMB	RMB	RMB	US$	US$
					(Note 2(d))	(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents		37,727,231	80,981,315	80,981,315	10,129,882	10,129,882
Restricted cash		1,900,000	1,000,000	1,000,000	125,089	125,089
Accounts receivable		3,130,151	4,954,050	4,954,050	619,698	619,698
Receivables from related parties	9	15,729	17,135	17,135	2,143	2,143
Consumables		5,529,908	6,028,567	6,028,567	754,108	754,108
Prepayments and other current assets	3	5,484,080	11,705,422	11,705,422	1,464,220	1,464,220
Deferred tax assets, current		2,646,868	2,646,868	2,646,868	331,094	331,094

Total current assets		56,433,967	107,333,357	107,333,357	13,426,234	13,426,234

Property and equipment, net	4	267,675,576	341,251,313	341,251,313	42,686,828	42,686,828
Goodwill		32,906,112	32,906,112	32,906,112	4,116,197	4,116,197
Intangible assets, net		2,369,471	2,373,231	2,373,231	296,865	296,865
Other assets		2,968,829	3,314,139	3,314,139	414,563	414,563
Deferred tax assets, non-current		12,648,245	15,601,896	15,601,896	1,951,628	1,951,628

Total assets		375,002,200	502,780,048	502,780,048	62,892,315	62,892,315

LIABILITIES
Current liabilities:
Accounts payable		3,391,015	5,604,589	5,604,589	701,073	701,073
Payables to related parties	9	1,259,409	4,030,567	4,030,567	504,180	504,180
Short-term borrowings	6	20,000,000	66,000,000	66,000,000	8,255,882	8,255,882
Salaries and welfare payable		8,292,922	13,089,108	13,089,108	1,637,305	1,637,305
Income tax payable		11,389,738	9,284,376	9,284,376	1,161,374	1,161,374
Other taxes payable		2,016,325	2,775,102	2,775,102	347,135	347,135
Deferred revenues		6,442,135	13,711,624	13,711,624	1,715,175	1,715,175
Provisions for customer reward program		776,645	1,667,335	1,667,335	208,565	208,565
Other payables and accruals	7	65,109,611	74,231,955	74,231,955	9,285,610	9,285,610
Deferred tax liabilities, current		508,916	508,916	508,916	63,660	63,660

Total current liabilities		119,186,716	190,903,572	190,903,572	23,879,959	23,879,959

HOME INNS & HOTELS MANAGEMENT INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2005 AND JUNE 30, 2006

(Unaudited)

	Note	December 31, 2005	June 30, 2006	June 30, 2006 (Pro forma – Note (11))	June 30, 2006	June 30, 2006 (Pro forma – Note (11))
		RMB	RMB	RMB	US$	US$
					(Note 2(d))	(Note 2(d))
Deferred rental		26,533,548	33,102,991	33,102,991	4,140,824	4,140,824
Long-term loan from a related party	9	40,000,000	60,000,000	60,000,000	7,505,348	7,505,348
Deferred tax liability, non-current		205,101	185,083	185,083	23,152	23,152

Total liabilities		185,925,365	284,191,646	284,191,646	35,549,283	35,549,283

Minority interest		9,994,321	11,221,680	11,221,680	1,403,710	1,403,710
Commitments and contingencies	12
Shareholders’ equity
Convertible preferred shares
Series A preferred shares (US$0.005 par value; 17,241,400 shares authorized, issued and outstanding)		713,541	713,541	—	89,256	—
Series B preferred shares (US$0.005 par value; 2,417,645 shares authorized, issued and outstanding)		100,055	100,055	—	12,516	—
Series C preferred shares (US$0.005 par value; 3,265,841 shares authorized, issued and outstanding)		135,149	135,149	—	16,906	—
Ordinary shares (US$0.005 par value; 177,075,114 shares authorized, 27,399,140 shares issued and outstanding)		1,133,911	1,133,911	2,082,656	141,840	260,518
Additional paid-in capital		152,878,585	151,104,017	151,104,017	18,901,469	18,901,469
Statutory reserves		11,360,020	11,360,020	11,360,020	1,421,015	1,421,015
Deferred share-based compensation	8	(2,809,713)	—	—	—	—
Retained earnings		15,570,966	42,820,029	42,820,029	5,356,320	5,356,320

Total shareholders’ equity		179,082,514	207,366,722	207,366,722	25,939,322	25,939,322

Total liabilities and shareholders’ equity		375,002,200	502,780,048	502,780,048	62,892,315	62,892,315

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR SIX MONTHS ENDED JUNE 30, 2005 AND 2006

(Unaudited)

	Preferred Shares								Additional paid-in capital	Statutory reserves	Deferred share-based compen- sation	Retained earnings	Total share- holders’ equity
	Series A		Series B		Series C		Ordinary shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2004	17,241,400	713,541	2,417,645	100,055	—	—	27,399,140	1,133,911	110,687,306	3,323,064	(1,771,759)	2,675,250	116,861,368

Issuance of Series C preferred shares	—	—	—	—	3,265,841	135,149	—	—	40,193,499	—	—	—	40,328,648
Net income	—	—	—	—	—	—	—	—	—	—	—	8,304,583	8,304,583
Recognition of share compensation costs	—	—	—	—	—	—	—	—	2,097,969	—	(1,612,204)	—	485,765

Balance as of June 30, 2005	17,241,400	713,541	2,417,645	100,055	3,265,841	135,149	27,399,140	1,133,911	152,978,774	3,323,064	(3,383,963)	10,979,833	165,980,364

Balance as of December 31, 2005	17,241,400	713,541	2,417,645	100,055	3,265,841	135,149	27,399,140	1,133,911	152,878,585	11,360,020	(2,809,713)	15,570,966	179,082,514

Net income	—	—	—	—	—	—	—	—	—	—	—	27,249,063	27,249,063
Reversal as a result of adoption of SFAS No. 123(R) (Note 8)	—	—	—	—	—	—	—	—	(2,809,713)	—	2,809,713	—	—
Recognition of share compensation costs	—	—	—	—	—	—	—	—	1,035,145	—		—	1,035,145

Balance as of June 30, 2006	17,241,400	713,541	2,417,645	100,055	3,265,841	135,149	27,399,140	1,133,911	151,104,017	11,360,020	—	42,820,029	207,366,722

The accompanying notes are an integral part of these unaudited consolidated financial statements

HOME INNS & HOTELS MANAGEMENT INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006

(Unaudited)

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2006
	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net income	8,304,583	27,249,063	3,408,563
Adjustments to reconcile net income to net cash provided by operating activities :
Share-based compensation	485,765	1,035,145	129,485
Depreciation and amortization	9,121,605	20,126,854	2,517,651
Minority interests	2,015,773	2,697,359	337,410
Loss from disposal of property and equipment	6,275	118,342	14,803
Benefit from deferred income taxes	(2,168,513)	(2,973,669)	(371,974)
Change in assets and liabilities:
Decrease in restricted cash	—	900,000	112,580
Increase in accounts receivable	(1,505,766)	(1,823,899)	(228,150)
Decrease (Increase) in receivables from related parties	2,328	(1,406)	(176)
Increase in consumables	(1,619,287)	(498,659)	(62,377)
Increase in prepayments and other current assets	(2,635,023)	(6,221,342)	(778,221)
Increase in other assets	(1,352,400)	(345,310)	(43,195)
Increase in accounts payable	680,409	2,213,574	276,894
Increase in payables to related parties	260,187	838,656	104,907
(Decrease) increase in salary and welfare payable	(151,261)	4,796,186	599,951
Increase (decrease) in income tax payable	1,464,400	(2,105,362)	(263,358)
Increase in other taxes payable	153,301	758,777	94,915
Increase in provisions for customer reward program	283,025	890,690	111,416
Increase in other payables and accruals	812,488	3,320,651	415,375
Increase in deferred revenues	1,977,641	7,269,489	909,334
Increase in deferred rental	4,654,902	6,569,443	821,766

Net cash provided by operating activities	20,790,432	64,814,582	8,107,599

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006

(Unaudited)

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2006
	RMB	RMB	US$
			(Note 2(d))
Cash flows from investing activities:
Proceeds from sale of property and equipment	96,528	64,348	8,049
Purchase of property and equipment	(60,442,568)	(87,889,744)	(10,994,051)
Purchase of intangible assets	(218,198)	(197,604)	(24,718)

Net cash used in investing activities	(60,564,238)	(88,023,000)	(11,010,720)

Cash flows from financing activities:
Proceeds from issuance of preferred shares	40,328,648	—	—
Proceeds from short-term borrowings	—	66,000,000	8,255,883
Proceeds from long-term loans from a related party	—	20,000,000	2,501,783
Advance from a related party	—	1,932,502	241,735
Repayment of short-term borrowings	—	(20,000,000)	(2,501,783)
Dividend paid by a VIE subsidiary to a minority shareholder	—	(1,470,000)	(183,881)

Net cash provided by financing activities	40,328,648	66,462,502	8,313,737

Net increase in cash	554,842	43,254,084	5,410,616
Cash, beginning of period	26,291,567	37,727,231	4,719,266

Cash, end of period	26,846,409	80,981,315	10,129,882

Supplemental schedule of non-cash investing and financing activities:
Increase in payables in construction costs of leasehold improvements	21,153,993	5,801,693	725,729

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts expressed in RMB unless otherwise stated)

1.    NATURE OF OPERATIONS

The consolidated financial statements include the financial statements of the Home Inns & Hotels Management Inc. (“the Company”), its subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary (“VIE subsidiary”). The Company and its consolidated subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

The principal activities of the Group are to develop, lease, operate, franchise, and manage economy hotels under the Home Inn brand in the People’s Republic of China (“PRC”). The Group either leases real estate properties on which it develops and operates hotels or it franchises the Home Inn brand to hotel owners and manages these hotels. The former type of hotels is referred to as “leased-and-operated hotels” and the latter type of hotels as “franchised-and-managed hotels.”

As of December 31, 2005 and June 30, 2006, the Group had 54 and 63 of leased-and-operated hotels and 14 and 19 franchised-and-managed hotels in operation, respectively.

2.    ACCOUNTING POLICIES

a. Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with the generally accepted accounting principles in the United States of America (“US GAAP”), consistent in all material respects with those applied in the Company’s audited US GAAP financial statements for the year ended December 31, 2005. The December 31, 2005 balance sheet financial data was derived from such audited financial statements.

The interim financial information is unaudited but reflects all adjustments which are, in the opinion of management, necessary to provide fair condensed consolidated balance sheets, condensed consolidated statements of operations, condensed consolidated statements of shareholders’equity and condensed consolidated statements of cash flows for the interim periods presented. Such adjustments are normal and recurring except as otherwise noted. The condensed financial statements do not include all disclosures required by accounting principles generally accepted in the United States of America. You should read these interim condensed consolidated financial statements in conjunction with the audited financial statements for the year ended December 31, 2005, including the notes thereto.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

b. Share-based compensation

Prior to December 31, 2005, the Group accounted for share-based compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under APB No. 25, compensation cost is recognized based on

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited, amounts expressed in RMB unless otherwise stated)

the difference, if any, between the estimated fair value of the Group’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

Effective January 1, 2006, the Group adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), the Group applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Under the prospective transition method, the Group continued to account for non-vested awards outstanding under the provisions of APB No. 25. Only awards granted (or modified, repurchased, or cancelled) after the adoption of SFAS No. 123(R) were accounted for under the provisions of SFAS No. 123(R).

In conjunction with the adoption of SFAS No. 123(R), the Group was required to estimate forfeitures at the time of grant and revise in subsequent periods if actual forfeitures differ from those estimates. The “Deferred share-based compensation” line on the Condensed Consolidated Balance Sheet, a contra-equity line representing the amount of unrecognized share-based compensation costs, was eliminated as of June 30, 2006. Compensation expense was recognized on a straight-line basis over the requisite service period of the award based on the fair value of the award on grant date. The requisite service period is the vesting period, which is generally 4 years.

If the compensation cost for the six months ended June 30, 2005 had been determined based on the fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Group’s net income attributable to ordinary shareholders and earnings per share would have resulted in the pro forma amounts disclosed below.

Six Months Ended June 30, 2005
Net income, as reported	8,304,583
Add: Compensation expense under APB No. 25	485,765
Less: Compensation expense under SFAS No. 123	(524,359)

Pro forma net income	8,265,989
Less: Amount allocated to participating preference shareholders	(3,739,711)

Pro forma net income attributable to ordinary shareholders	4,526,278

Basic earnings per share
— As reported	0.17

— Pro forma	0.17

Diluted earnings per share
— As reported	0.16

— Pro forma	0.16

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited, amounts expressed in RMB unless otherwise stated)

c. Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company does not believe the adoption of FIN 48 will have a material impact on its consolidated financial position, cash flows and results of operations.

d. Convenience translation

Translations of balances in the statements of operations, balance sheet and statement of cash flows from RMB into United States dollars (“US$”) as of and for the six months ended June 30, 2006 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.9943, on June 30, 2006, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2006, or at any other rate.

3.    PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets are as follows:

	December 31, 2005	June 30, 2006
Prepaid expenses	3,193,051	8,646,791
Rental and other deposits	483,436	645,659
Other current assets	1,807,593	2,412,972

Total	5,484,080	11,705,422

4.    PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	December 31, 2005	June 30, 2006
Leasehold improvements	223,086,518	268,691,393
Machinery and equipment	16,058,849	19,787,777
Furniture, fixtures and office equipment	51,937,688	64,945,663
Construction in progress	9,191,030	40,291,969

Less: Accumulated depreciation and amortization	(32,598,509)	(52,465,489)

Property and equipment, net	267,675,576	341,251,313

Depreciation and amortization expenses incurred for the six months ended June 30, 2005 and 2006 were RMB 8,965,170, and RMB 19,933,010, respectively.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited, amounts expressed in RMB unless otherwise stated)

Included in leasehold improvements and construction in progress is accumulated capitalized interest of RMB 264,659 and RMB 617,198 as of December 31, 2005 and June 30, 2006, respectively.

5.    INCOME TAXES

The Company is registered in Cayman Islands and has operations in PRC. The operation in PRC represents the Company’s subsidiaries and its VIE subsidiaries that are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Normally, the applicable EIT rates of these entities are 30% plus a local income tax of 3%. Three of the Group’s subsidiaries and VIE subsidiaries enjoy a preferential income tax rate of 15%. Certain subsidiaries of the Group are granted by local tax authorities a one-year to three-year EIT exemption on their taxable income, respectively, commencing from their establishment, which began in 2005. Total tax benefit recognized by these subsidiaries as a result of the tax exemption was RMB 3,206,362 for the six months ended June 30, 2006. The Company’s effective rate for the six months ended June 30, 2005 and 2006 were 20% and 24%, respectively. The effective tax rates for the PRC operations for the six months ended June 30, 2006 were higher than the same period of the prior year primarily because more profits were generated by subsidiaries with non-preferential tax rate.

The provisions for income taxes for the six months ended June 30, 2005 and 2006 differ from the amounts computed by applying the statutory EIT rates primarily due to the tax exemptions and the preferential tax rate enjoyed by certain of the Company’s subsidiaries in the PRC.

6.    BORROWINGS

	December 31, 2005	June 30, 2006
Short-term bank loans	20,000,000	66,000,000

Short-term bank loans bear interest at a rate of 5.31% (2005:5.22%) per annum and are repayable in 2006.

7.    OTHER PAYABLES AND ACCRUALS

	December 31, 2005	June 30, 2006
Accrued expenses	5,632,397	8,981,829
Payables to minority shareholders	4,005,000	2,410,000
Payables on construction costs of leasehold improvements	48,091,737	53,893,430
Others	7,380,477	8,946,696

Total	65,109,611	74,231,955

8.    SHARE OPTION PLAN

On February 28, 2003, the Company approved a share option plan (“2003 Option Plan”) under which the directors of the Company may, at their discretion, grant options to acquire ordinary shares to any senior executives (including directors) and employees of the Company and/or its subsidiaries. Share options vest

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited, amounts expressed in RMB unless otherwise stated)

annually over a period of 4 years and once vested can be exercised within 5 years from the date of grant. The 2003 Option Plan provides for the issuance of options of the Company’s ordinary shares in the amount of up to 5% of total ordinary and preferred shares outstanding. On May 30, 2005, the Company adopted a board resolution to increase shares reserved under the share option plan to 6% of total ordinary and preferred shares outstanding. At the end of 2005, this represents 3,019,442 options based on the then outstanding ordinary and preferred shares outstanding. On March 30, 2006, the Company adopted a shareholders resolution to increase shares reserved for the share options plan to 9% of total ordinary and preferred shares outstanding. At the end of June 30, 2006, this represented 4,529,162 options based on the then outstanding ordinary and preferred shares.

The following summarizes the Company’s share option activity under the 2003 Option Plan as of and for the six months ended June 30, 2006.

	2005		2006
	Options	Weighted Average Exercise Price (US$)	Options	Weighted Average Exercise Price (US$)
Outstanding at the beginning of the period	1,776,745	0.2958	2,831,886	0.7830
Granted	461,589	0.3309	810,000	2.2919
Exercised	—	—	—	—
Forfeited	(172,930)	0.3248	(19,586)	1.7353

Outstanding at June 30	2,065,404	0.3012	3,622,300	1.1186

Vested and exercisable at June 30	842,022	0.2776	1,450,072	0.5059

The following is additional information relating to options outstanding as of June 30, 2006:

	Weighted- average grant date fair value of ordinary shares		Outstanding		Exercisable
Exercise price			Number of shares	Weighted- average remaining contractual life (years)	Number of shares	Weighted- average remaining contractual life (years)
US$ 0.232	US$	0.2320	619,545	1.67	553,354	1.67
US$ 0.3309	US$	0.5701	1,440,620	3.12	719,484	3.03
US$ 1.531	US$	1.3327	180,000	4.02	44,166	4.01
US$ 2.25	US$	1.9730	572,187	4.42	71,235	4.42
US$ 1.53	US$	2.720	300,000	4.67	25,000	4.67
US$ 2.72	US$	2.720	510,000	4.71	36,833	4.71

			3,622,352		1,450,072

Share-based compensation expense recognized during the six months ended June 30, 2005 an 2006 amounted to RMB 485,765 and RMB 1,035,145, respectively. As of June 30, 2006, there was RMB 8,934,379 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted average period of 3 year.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited, amounts expressed in RMB unless otherwise stated)

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the six months ended June 30:

	2005	2006
Risk-free interest rate (1)	3.008% to 4.010%	4.983% to 5.204%
Expected life (years) (2)	3 to 4.5	3 to 4.5
Expected dividend yield (3)	—	—
Volatility (4)	—	30.8% to 34.3%
Fair value of options at grant date	from US$ 0.63 to US$ 0.66	from US$ 0.74 to US$ 1.59

(1)	The risk-free interest rate is based on the Chinese Government Bond yield for a term consistent with the expected life of the awards in effect at the time of grant.
(2)	The expected life of share options granted under the 2003 Option Plan is generally based on the average between the vesting period and the contractual term for each grant.
(3)	The Company has no history or expectation of paying dividends on its ordinary share.
(4)	For the six months ended June 30, 2006, the Company estimates the volatility of its share options at the date of grant based on the historical volatility of the comparable companies in the period equal to time from the grant date to the assumed exercised date of the respective options in accordance with the vesting schedule.

9.    RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of related parties	Relationships with the Company

Top Sterling International Limited	Principal shareholder of the Company

Poly Investment	Principal shareholder of the Company

BTG	Parent company of Poly Investments

Ctrip.com International, Ltd.	Common directors and common principal shareholders

Jian Guo Inns Beijing Ltd. (“Jian Guo Inns”)	Subsidiary of BTG

Ji Qi	Director of Home Inns HK

Liang Rixin	Senior management of the Company

Related party transactions during the six months ended June 30 are as follows:

	2005	2006
Sales commissions paid to Ctrip.com International, Ltd.	306,400	2,568,651
Rental fees paid to Jian Guo Inns	1,750,000	1,750,000
Other income collected from Ctrip.com International, Ltd.	68,000	18,000
Long-term loan from BTG	—	20,000,000

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited, amounts expressed in RMB unless otherwise stated)

As of December 31, 2005 and June 30, 2006, significant balances with related parties are as follows:

Due from related parties:

	December 31, 2005	June 30, 2006
Top Sterling International Limited	15,729	17,135

Due to related parties:

	December 31, 2005	June 30, 2006
Ji Qi	641,509	641,509
Ctrip.com International, Ltd.	617,900	1,242,965
Jian Guo Inns	—	213,591
Liang Rixin	—	1,932,502

	1,259,409	4,030,567

	December 31, 2005	June 30, 2006
Long-term loan from BTG (a)	40,000,000	60,000,000

(a)	In June 2005, Home Inns Beijing and the Company entered into a financing transaction agreement to obtain financing from BTG. By this agreement, BTG agreed to extend a loan facility to Home Inns Beijing in an amount of RMB 80,000,000 for hotel development and operations. Each loan drawn down under the facility is repayable after 2 or 3 years and bears an interest rate at 6.1747%. According to the financing transaction agreement, if Home Inns Beijing defaults, and the parties of the agreement fail to reach consensus on an extension of the loan agreement, BTG can choose one of three options: 1) request liquidation of Home Inns Beijing or the Company and obtain repayment via legal proceedings; 2) if the net assets of the Company on such date exceed those on the agreement date, BTG may convert the loan principal amount into 11.15% of equity shares in the Company; or 3) if the net assets of Home Inns Beijing exceed RMB 663,477,155, BTG may convert the outstanding loan principal amount into a percentage of equity shares in Home Inns Beijing determined by dividing the outstanding loan principal amount by RMB 663,477,155.

The amounts due from and due to related parties as of June 30, 2005 and 2006 mainly arose from the above transactions and receipts and payments made by the Company and related parties on behalf of each other. Except for the long-term loan from BTG, these amounts are not collateralized, free of interest and receivable or payable on demand.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited, amounts expressed in RMB unless otherwise stated)

10.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 as follows:

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
Numerator:
Net income for the period	8,304,583	27,249,063
Amount allocated to participating preference shareholders	(3,757,172)	(12,413,190)

Net income available to ordinary shareholders	4,547,411	14,835,873

Effect of dilutive securities	—	—
Numerator for diluted earnings per share	4,547,411	14,835,873

Denominator:
Denominator for basic earnings per share—weighted average ordinary shares outstanding	27,399,140	27,399,140
Dilutive effect of share options	1,161,068	1,836,009

Denominator for diluted earnings per share	28,560,208	29,235,149

Basic earnings per share	0.17	0.54

Diluted earnings per share	0.16	0.51

11.    PRO FORMA FOR CONVERSION OF PREFERRED SHARES

Each Series A, Series B and Series C convertible preferred share shall automatically be converted into ordinary shares at the then effective conversion price, upon the closing of an underwritten public offering of the ordinary shares of the Company in the United States with the gross proceeds to the Company in excess of US$25,000,000, or in a similar public offering of the ordinary shares of the Company in a jurisdiction and on a recognized securities exchange outside of the United States, provided that such public offering is reasonably equivalent to the aforementioned public offering in the United States in terms of price, offering proceeds and regulatory approval. The conversion price of Series A, Series B and Series C convertible preferred shares is US$0.232, US$0.3309 and US$1.531, respectively. The pro forma balance sheet as of June 30, 2006 presents an as adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on June 30, 2006.

12.    COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of June 30, 2006, the Group had commitments related to leasehold improvements, installation of machinery and equipment for the hotel operations amounting to RMB 137,950,471.

HOME INNS & HOTELS MANAGEMENT INC.

NOTES TO THE UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited, amounts expressed in RMB unless otherwise stated)

(b) Commitments under operating leases

The Group has entered into lease agreements relating to leased-and-operated hotels that are classified as operating leases.

Future minimum lease payments for non-cancelable operating leases at June 30 are as follows:

	Related-party	Non-related party	Total
	RMB	RMB	RMB
2007	3,500,000	126,182,119	129,682,119
2008	3,500,000	135,967,957	139,467,957
2009	3,500,000	137,914,106	141,414,106
2010	3,500,000	139,389,375	142,889,375
2011	3,500,000	139,968,781	143,468,781
Thereafter	25,041,667	1,163,191,037	1,188,232,704

Total	42,541,667	1,842,613,375	1,885,155,042

Rental expenses amounted to RMB 30,520,519 and RMB 56,118,801 during the six months ended June 30, 2005 and 2006, respectively.

(c) Contingencies

Lawsuit with a lessor

In September 2003, the Company entered into a long-term lease agreement with a lessor to lease a group of properties. However, in September 2005, the lessor accused the Company of violating lease requirements, and filed a complaint with the District Court of Jin An District, Shanghai, where the properties are located, seeking lease termination as well as punitive damages of RMB 216,668. In March 2006, the District Court of Jin An District ruled in favor of the Company, finding the Company to be in compliance with the lease agreement, and that the lessor’s complaint to have no merit. The lessor has since submitted an appeal to the Middle Level Court, and no ruling on the appeal has been made by the Court as of June 30, 2006.

The Company does not believe the lessor’s accusation has any merit, and no reserve has been made (i) against the un-depreciated un-removable equipment and leasehold improvements of RMB 3,513,429 remaining at the leased properties involved in this case, which the Company may not be able to recover should the lease agreement be terminated or (ii) the punitive damage sought by the lessor.

In August 2006, the Middle Level Court ruled that the original outcome was the most equitable to everyone and the contingency no long exists.

13.    SUBSEQUENT EVENTS

In July 2006, 302,000 options were issued at an exercise price of US$3.20 that would represent the fair market value as of the grant date as determined by the board of directors.

In July 2006, the Company sold 2,834,037 ordinary shares in a private placement at a price of US$2.77 per share to certain individuals including certain executives and directors of the Company. This sale of ordinary shares was approved by the board of directors and shareholders. As a result of this transaction, the number of shares reserved under the 2003 options plan, which was approved to be 9% of outstanding ordinary and preferred shares, was increased by 255,064 shares to 4,784,226 shares.

In October 2006, the Company granted 659,000 options at an exercise price equal to the midpoint of the estimated price range for its initial public offering, which was determined by the board of directors to represent the fair market value of the ordinary shares of the Company as of the grant date.

Your Home Away From Home

Clean and Comfortable Rooms

High Quality Service Provided by Professional, Motivated Staff

Attractive Membership Rewards Program

Efficient Central Reservation System

HOME INN

如家

如 家 酒 店 连 锁

不同的城市，一样的家 YOUR HOME AWAY FROM HOME

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances and sales was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act because they were offshore transactions involving non-U.S. persons and there were no directed selling efforts in the United States, with the exception of the issuance and sale to Susquehanna, which was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act because the transaction was a private sale of securities to a sophisticated investor which was purchasing our shares for investment purpose and not with a view to distribution.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)	Underwriting Discount and Commission
AsiaStar IT Fund L.P.	November 24, 2003	1,511,028 Series B Preference Shares	500,000.00	N/A
IDG Technology Venture Investments, L.P.	November 24, 2003	906,617 Series B Preference Shares	300,000.00	N/A
Poly Victory Investments Limited	May 24, 2004	13,219,140 Ordinary Shares	2,667,615.50 plus a 12.45% interest of Home Inns Beijing	N/A
Poly Victory Investments Limited	September 15, 2004	145,000 Ordinary Shares	93.26	N/A
Top Sterling International Limited	September 15, 2004	3,035,000 Ordinary Shares	1,039,487.50	N/A
Susquehanna China Investment HI	January 24, 2005	2,873,940 Series C Preference Shares	4,400,000.00	N/A
Kangaroo Investments LLC	January 24, 2005	130,633 Series C Preference Shares	200,000.00	N/A
Fortune Hero Limited	January 24, 2005	65,317 Series C Preference Shares	100,000.00	N/A
Soon Yan Seen	January 24, 2005	65,317 Series C Preference Shares	100,000.00	N/A
Hiroko Nishikawa	January 24, 2005	65,317 Series C Preference Shares	100,000.00	N/A
Beihai Capital Limited	January 24, 2005	65,317 Series C Preference Shares	100,000.00	N/A
Neil Nanpeng Shen	July 4, 2006	1,441,095 Ordinary Shares	4,000,000.00	N/A
Chung Lau	July 4, 2006	722,048 Ordinary Shares	2,000,000.00	N/A
Min Fan	July 4, 2006	361,024 Ordinary Shares	1,000,000.00	N/A
David Jian Sun	July 4, 2006	111,556 Ordinary Shares	309,000.00	N/A
May Wu	July 4, 2006	144,771 Ordinary Shares	401,000.00	N/A
Rixin Liang	July 4, 2006	50,543 Ordinary Shares	140,000.00	N/A
Certain directors, employees and consultants of the Registrant	From February 28, 2003 to July 4, 2006	Options or stock purchase rights to purchase a total of 4,116,816 Ordinary Shares	Exercise prices ranging from $0.232 to $3.20 per share	N/A

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)	Underwriting Discount and Commission
	October 2, 2006	Options to purchase a total of 659,000 Ordinary Shares	*	N/A

*	Midpoint of the estimated initial public offering price range.

In June 2006, all of the then-existing shareholders of Home Inns Hong Kong exchanged their respective shares of Home Inns Hong Kong for an equivalent number of shares of Home Inns & Hotels Management Inc. of equivalent classes. For the same reasons stated in the paragraph above, each issuance of shares of Home Inns & Hotels Management Inc. in connection with this share exchange was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act, with the exception of the issuance to Susquehanna, which was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement.
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect.
3.2**	Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1**	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).
4.2*	Registrant’s Specimen Certificate for Ordinary shares.
4.3**	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.
4.4*	Share Purchase Agreement, dated November 24, 2003, in respect of the sale of Series B preferred shares of the Registrant.
4.5*	Share Subscription Agreement, dated May 24, 2004, in respect of the sale of ordinary shares of the Registrant.
4.6*	Share Subscription Agreement, dated September 15, 2004, in respect of the sale of ordinary shares of the Registrant.
4.7*	Share Purchase Agreement, dated January 24, 2005, in respect of the sale of Series C preferred shares of the Registrant.
4.8*	Shareholders Agreement, dated June 29, 2006, among the Registrant and its shareholders party thereto.
4.9*	Subscription Agreement, dated July 4, 2006, in respect of the sale of ordinary shares of the Registrant.
4.10*	Acting-in-Concert Agreement, dated July 6, 2006, among the shareholders of the Registrant party thereto.
4.11*	Financing Transaction Agreement, dated June 2005, between BTG and the Registrant
5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered.
8.1**	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.
10.1*	Employees’ Stock Option Plan.
10.2*	Form of Indemnification Agreement with the Registrant’s directors.
10.3*	Employment Agreement between the Registrant and David Jian Sun.
10.4*	Employment Agreement between the Registrant and Rixin Liang.
10.5*	Employment Agreement between the Registrant and May Y. Wu.
10.6*	2006 Share Incentive Plan.

Exhibit Number	Description of Document
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm.
23.2*	Consent of Maples and Calder.
23.3**	Consent of Latham & Watkins LLP (included in Exhibit 8.1).
23.4*	Consent of Commerce and Finance Law Offices.
23.5*	Consent of Terry Yongmin Hu.
23.6*	Consent of Kenneth Gaw.
23.7*	Consent of American Appraisal China Limited.
24.1*	Powers of Attorney (included on signature page).
99.1*	Code of Business Conduct and Ethics of the Registrant.
99.2*	Opinion of Commerce & Finance Law Offices concerning certain PRC law matters.

*	Filed herewith.
**	To be filed by amendment.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on October 4, 2006.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ David Jian Sun
Name: David Jian Sun
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints David Jian Sun and May Wu as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Jian Sun Name: David Jian Sun	Chief Executive Officer, Director (principal executive officer)	October 4, 2006

/s/ May Wu Name: May Wu	Chief Financial Officer (principal financial and accounting officer)	October 4, 2006

/s/ Yunxin Mei Name: Yunxin Mei	Co-Chairman of the Board of Directors	October 4, 2006

/s/ Neil Nanpeng Shen Name: Neil Nanpeng Shen	Co-Chairman of the Board of Directors	October 4, 2006

/s/ Min Bao Name: Min Bao	Director	October 4, 2006

Signature	Title	Date

/s/ James Jianzhang Liang Name: James Jianzhang Liang	Director	October 4, 2006

/s/ Jerry Sze Name: Jerry Sze	Director	October 4, 2006

/s/ Suyang Zhang Name: Suyang Zhang	Director	October 4, 2006

/s/ Donald J. Puglisi Name: Managing Director Title: Puglisi & Associates	Authorized U.S. Representative	October 4, 2006

HOME INNS & HOTELS MANAGEMENT INC.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement.
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect.
3.2**	Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1**	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).
4.2*	Registrant’s Specimen Certificate for Ordinary shares.
4.3**	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.
4.4*	Share Purchase Agreement, dated November 24, 2003, in respect of the sale of Series B preferred shares of the Registrant.
4.5*	Share Subscription Agreement, dated May 24, 2004, in respect of the sale of ordinary shares of the Registrant.
4.6*	Share Subscription Agreement, dated September 15, 2004, in respect of the sale of ordinary shares of the Registrant.
4.7*	Share Purchase Agreement, dated January 24, 2005, in respect of the sale of Series C preferred shares of the Registrant.
4.8*	Shareholders Agreement, dated June 29, 2006, among the Registrant and its shareholders party thereto.
4.9*	Subscription Agreement, dated July 4, 2006, in respect of the sale of ordinary shares of the Registrant.
4.10*	Acting-in-Concert Agreement, dated July 6, 2006, among the shareholders of the Registrant party thereto.
4.11*	Financing Transaction Agreement, dated June 2005, between BTG and the Registrant
5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered.
8.1**	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.
10.1*	Employees’ Stock Option Plan.
10.2*	Form of Indemnification Agreement with the Registrant’s directors.
10.3*	Employment Agreement between the Registrant and David Jian Sun.
10.4*	Employment Agreement between the Registrant and Rixin Liang.
10.5*	Employment Agreement between the Registrant and May Y. Wu.
10.6*	2006 Share Incentive Plan.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm.
23.2*	Consent of Maples and Calder.
23.3**	Consent of Latham & Watkins LLP (included in Exhibit 8.1).
23.4*	Consent of Commerce and Finance Law Offices.
23.5*	Consent of Terry Yongmin Hu.
23.6*	Consent of Kenneth Gaw.
23.7*	Consent of American Appraisal China Limited.
24.1*	Powers of Attorney (included on signature page).
99.1*	Code of Business Conduct and Ethics of the Registrant.

Exhibit Number	Description of Document
99.2*	Opinion of Commerce & Finance Law Offices concerning certain PRC law matters.

*	Filed herewith.
**	To be filed by amendment.